Filed pursuant to Rule 424(b)(4)

Registration No. 333-121572

PROSPECTUS

2,500,000 shares of common stock

We are offering 2,500,000 shares of our common stock. Our common stock is listed on the American Stock Exchange under the symbol “EPG.” The last reported sale price of our common stock on the American Stock Exchange on February 2, 2005 was $6.30 per share.

Investing in our common stock involves certain risks. See “ Risk Factors” commencing on page 6 of this prospectus.

	Per Share	Total
Public Offering Price	$5.50	$13,750,000
Underwriting Discounts and Commissions(1)	$0.44	$1,100,000
Proceeds to us, before expenses	$5.06	$12,650,000

(1)	Does not reflect additional compensation to the underwriter in the form of a nonaccountable expense allowance of 1 3/4% of the gross proceeds of the offering and warrants to purchase up to 100,000 shares of common stock at an exercise price equal to 115% of the public offering price. See “Underwriting.”

The underwriter has a 30-day option to purchase up to an additional 375,000 shares of common stock from us to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the shares to purchasers on February 8, 2005.

Ladenburg Thalmann & Co. Inc.

February 2, 2005.

Our website is located at www.environmentalpower.com. We have not incorporated by reference into this prospectus the information on our website and you should not consider it to be a part of this document. Our website address is included as an inactive textual reference only.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. Under no circumstances should the delivery to you of this prospectus or any sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

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PROSPECTUS SUMMARY

The following summary highlights the key information contained elsewhere or incorporated by reference in this prospectus. It does not contain all the information that may be important to you. You should read this entire prospectus carefully, especially the discussion of “Risk Factors” and our selected consolidated financial statements and related notes, before deciding to invest in shares of our common stock. In this prospectus, when we use phrases such as “we,” “our” and “us,” we are referring to Environmental Power Corporation and its subsidiaries as a whole, except where it is clear from the context that any of these terms refers only to Environmental Power Corporation. Unless otherwise indicated, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option. Unless otherwise noted, all share amounts, share price information and the exercise prices of outstanding options and warrants set forth in this prospectus have been adjusted to give effect to a 1-for-7 reverse split of our common stock that occurred on November 30, 2004.

Environmental Power Corporation

We are a developer, owner and operator of renewable energy production facilities, with the ability to produce energy at a stable, predictable cost that is at or below the cost of most power sources. Our production facilities produce energy from environmentally harmful waste materials, allowing us to generate environmental benefits with significant social and economic value. Our principal operating subsidiary, Microgy Cogeneration Systems, Inc., referred to as Microgy, holds an exclusive license in North America for the development and deployment of a proprietary anaerobic digestion technology for the extraction of methane gas from animal wastes for its use to generate energy. Microgy develops, sells and will own and operate renewable gas facilities based on its anaerobic digestion technology, with the ability to capitalize on the value of the biogas produced by these facilities in a number of ways, including the direct sale of biogas or pipeline-grade methane, the use of gas for thermal energy in a variety of industrial and agricultural processes and for the generation of electricity.

Microgy can generate profitable quantities of marketable, renewable gas from the great volume of animal and food wastes produced at or near large animal feeding operations, or AFOs, which consist primarily of cattle, dairy and swine farms. We license our anaerobic digestion technology from Danish Biogas Technology A/S, referred to as DBT, which has been a leader in the development of this technology, having constructed 28 anaerobic digester facilities in Europe over the past 15 years. We believe that the increasingly stringent environmental regulations concerning the handling of animal waste will significantly increase the demand for anaerobic digesters similar to Microgy’s on AFO sites.

Microgy has executed agreements with affiliates of five farms pursuant to its relationship with Dairyland Power Cooperative, referred to as Dairyland, one of the largest generation and transmission cooperatives in the Midwest: Five Star Dairy, Wild Rose Dairy, Norswiss Dairy, Daley Farms Dairy and Bach Farms. These dairy farms will purchase a Microgy digester system to process animal waste produced by their dairy farm operations in Wisconsin and Minnesota and will supply biogas to Dairyland for use in the generation of electricity using equipment sold to it by Microgy. Other facilities that Microgy intends to develop may supply biogas for other applications, such as the operation of drying equipment for feed production, as contemplated by Microgy’s project development agreement with The Scoular Company, referred to as Scoular. In addition to the agreements with Dairyland and Scoular, we have signed memoranda of understanding with the Vermont Public Power Supply Authority and, in California, the Lodi Electric Utility, and the Merced Irrigation District and Gallo Farms, to develop projects based on Microgy’s proprietary anaerobic digestion technology. Each of these agreements are non-binding, and the actual completion of any projects under these agreements may not occur.

During the quarter ended September 30, 2004, Microgy recognized its first product sales of $1,670,306 from three of the five farms we have signed under the relationship with Dairyland to construct on-site anaerobic digesters. In December 2004, we completed construction of the anaerobic digester system at the Five Star Dairy facility in Elk Mound, Wisconsin, and anticipate completing installation of the generating equipment and producing biogas from that facility in the first quarter of 2005.

We believe that Microgy’s anaerobic digestion facilities provide AFOs with a potentially profitable means of mitigating an existing waste management problem that significantly affects both water and air quality. In addition to providing an animal waste disposal solution to farmers, Microgy’s anaerobic digester facilities also provide a renewable source of methane-rich biogas that can be used in a number of ways, including: the generation of electricity; the production of thermal energy for use in a variety of industrial or agricultural processes; or the direct sale of biogas produced, either “as is” or refined to pipeline-grade methane. We believe that the increased interest in renewable energy sources, “green energy,” as well as a desire to mitigate the economic effects of fluctuating commodity energy prices, will continue to drive demand for the multiple uses of the biogas produced by Microgy’s facilities.

Our objective is to become a leader in the production and marketing of biogas and in the development of biogas resources. Key elements of our strategy include:

•	Capitalizing on the increasingly attractive gas market dynamics by providing off-take customers with stable, long-term supplies of renewable gas that are not subject to price fluctuation;

•	Aggressively marketing our anaerobic digester facilities, which are a cost-effective tool to assist AFOs in complying with new and more stringent environmental regulations;

•	Leveraging the value of our proven anaerobic digester technology, which we believe is superior to competing technologies;

•	Pursuing the advantages of our business model, in which we create and manage profitable renewable energy opportunities while alleviating the environmental pressures facing AFOs; and

•	Continuing to expand the menu of off-take options for the digester systems we develop.

Our other operating subsidiary, Buzzard Power Corporation, referred to as Buzzard, is the owner of a leasehold interest, which extends through 2016, in an approximately 83 megawatt electrical generating facility, referred to as Scrubgrass. This facility generates electricity from coal mining wastes and has yielded over $50,000,000 in annual revenues to us over each of the last several years. On September 4, 2003, we entered into a financial arrangement with an affiliate of ArcLight Energy Partners Fund I, L.P., referred to as ArcLight, pursuant to which we borrowed $3,700,000, which is repaid from Scrubgrass’ cash flow. While Buzzard has historically provided us with a reliable source of revenue, we have monetized much of Buzzard’s future net revenue stream through the transaction with ArcLight. We are currently focusing most of our corporate resources on advancing Microgy’s business.

Risk Factors

Investing in our common stock involves risks. You should carefully consider all of the information included and incorporated by reference in this prospectus. In particular, you should consider carefully the factors discussed under “Risk Factors,” beginning on page 6, before deciding to invest in our common stock.

Corporate Information

We are a Delaware corporation, incorporated in May 2003, as the successor holding company to our subsidiary, EPC Corporation, which was originally incorporated in Delaware in 1982. EPC Corporation became a publicly traded company in 1986. Our common stock is currently listed on the American Stock Exchange under the symbol “EPG.” We have made application to list our common stock on the American Stock Exchange. Our principal executive offices are located at One Cate Street, 4th Floor, Portsmouth, New Hampshire 03801 and our telephone number is (603) 431-1780.

THE OFFERING

Common stock offered by us	2,500,000 shares (2,875,000 shares if the over-allotment option granted to the underwriter is exercised in full).

Common stock to be outstanding after this offering	7,372,564 shares (7,747,564 shares if the over-allotment option granted to the underwriter is exercised in full).

Use of proceeds	Working capital and general corporate purposes, including the expansion of the business of Microgy.

American Stock Exchange Symbol	EPG.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of November 1, 2004, after giving effect to a 1-for-7 reverse split of our common stock on November 30, 2004 and excludes (a) options to purchase 1,661,709 shares of common stock outstanding as of November 1, 2004, (b) 431,148 additional shares of common stock available for future issuance under our stock option plans, (c) outstanding warrants to purchase 659,957 shares of common stock and (d) 100,000 shares of common stock issuable upon exercise of a warrant to be granted to the underwriter in connection with this offering.

SUMMARY FINANCIAL DATA

The following table sets forth summary financial data for our business for the fiscal years ended December 31, 2001, 2002 and 2003, the nine months ended September 30, 2004 and the three months ended September 30, 2004. The financial data for the nine months and three months ended September 30, 2004 have not been audited. You should read this information together with the financial statements and the related notes appearing at the end of this prospectus, as well as the information in the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,			Nine Months Ended September 30, 2004	Three Months Ended September 30, 2004
	2003	2002	2001
	(in thousands)
Results of Operations Data: (1)
Revenues	$53,365	$54,984	$53,518	$42,713	$16,772

Costs and expenses
Operating expenses	25,124	24,140	23,681	22,528	7,043
Lease expenses	22,382	25,291	24,706	14,373	4,760
Cost of goods sold (Microgy)	—	—	—	1,670	1,670
General and administrative expenses	5,644	5,605	3,859	4,367	1,491
Non-cash compensation	713	50	114	1,988	(451)
Depreciation and amortization	495	545	441	357	111
Total costs and expenses	54,358	55,631	52,801	45,283	14,624

Operating income (loss)	(993)	(647)	717	(2,570)	2,148

Other income and expense
Interest income	31	48	78	30	14
Interest expense	(352)	(142)	(185)	(568)	(181)
Sale of NOx emission credits	—	2,428	—	—	—
Amortization of deferred gain	308	308	308	231	77
Other income (expense)	2	—	2,135	—	—

Total other income (expenses)	(11)	2,642	2,336	(307)	(90)

Income (loss) before income taxes	(1,004)	1,995	3,053	(2,877)	2,058

Income tax (expense) benefit	26	(857)	(1,374)	538	305

Net income (loss)	$(978)	$1,138	$1,679	$(2,339)	$2,363

Share Data: (2)
Basic earnings (loss) per common share	$(0.29)	$0.38	$0.83	$(0.54)	$0.48
Diluted earnings (loss) per common share	$(0.29)	$0.38	$0.79	$(0.54)	$0.44
Weighted average number of common shares outstanding on a diluted basis (‘000s)	3,376	2,973	2,107	4,367	5,288

Balance Sheet Data:
Total assets	$103,154	$92,958	$85,566	$108,056	$108,056
Working capital	3,876	(585)	(1,499)	8,300	8,300
Deferred gain	3,855	4,164	4,472	3,624	3,624
Long-term obligations	79,814	71,244	65,216	80,967	80,967
Shareholders’ equity (deficit)	6,620	6,186	4,383	11,382	11,382

(1)	The Results of Operations Data for 2001 includes Microgy from July 23, 2001 to December 31, 2001.
(2)	The share and per share data have been restated to reflect the 1-for-7 reverse stock split that was effective on November 30, 2004.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995, referred to as the PSLRA, provides a “safe harbor” for forward-looking statements. Certain statements contained in this prospectus and the documents incorporated by reference herein, such as statements concerning planned manure-to-energy systems, our sales pipeline, our backlog, our projected sales and financial performance, statements containing the words “may,” “assumes,” “forecasts,” “positions,” “predicts,” “strategy,” “will,” “expects,” “estimates,” “anticipates,” “believes,” “projects,” “intends,” “plans,” “budgets,” “potential,” “continue” and variations thereof, and other statements contained in this prospectus and the documents incorporated by reference herein regarding matters that are not historical facts are forward-looking statements as such term is defined in the PSLRA. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	uncertainties involving development-stage companies,

•	uncertainties regarding project financing,

•	the lack of binding commitments and the need to negotiate and execute definitive agreements for the construction and financing of projects,

•	financing and cash flow requirements and uncertainties,

•	difficulties involved in developing and executing a business plan,

•	difficulties and uncertainties regarding acquisitions,

•	technological uncertainties, including those relating to competing products and technologies,

•	risks relating to managing and integrating acquired businesses,

•	unpredictable developments, including plant outages and repair requirements,

•	the difficulty of estimating construction, development, repair and maintenance costs and timeframes,

•	the uncertainties involved in estimating insurance and implied warranty recoveries, if any,

•	the inability to predict the course or outcome of any negotiations with parties involved with our projects,

•	uncertainties relating to general economic and industry conditions, and the amount and rate of growth in expenses,

•	uncertainties relating to government and regulatory policies, the legal environment, intellectual property issues, the competitive environment in which Environmental Power Corporation and its subsidiaries operate and other factors, including those described in this prospectus under the heading “Risk Factors,” as well as other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date that they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

An investment in our common stock is speculative and involves a high degree of risk. You should purchase the common stock only if you are sophisticated in financial matters and business investments. You should carefully consider the following factors before purchasing our common stock.

Risks Relating to Microgy

Microgy has very little operating history from which to evaluate its business and products.

Our subsidiary, Microgy Cogeneration Systems, Inc., referred to as Microgy, was formed in 1999 and is still in the development stage. Microgy intends to develop facilities that use environmentally friendly anaerobic digestion and other technologies to produce biogas from animal and organic wastes. Because a large part of our future business is expected to involve Microgy’s anaerobic digester projects and Microgy is an unproven enterprise with very little operating history, we are unable to determine whether our investment in Microgy will prove to be profitable.

Microgy has experienced losses to date and we anticipate it will continue to experience losses in 2005.

Microgy had accumulated losses due primarily to expenses of business development of approximately $6,774,211 through September 30, 2004. We expect our Microgy subsidiary to continue to incur losses, reduce our earnings or, as the case may be, add to our earnings deficit as we seek to further develop its business. These ongoing losses will adversely affect our financial condition into 2005.

The marketplace for Microgy’s anaerobic digester technology is complex, still developing and subject to change and, therefore, we cannot predict how all projects will be developed, what Microgy’s costs will be or, consequently, Microgy’s outlook for profitability.

Microgy markets its anaerobic digester technology in a complicated and changing environment. Due to the many possible applications for Microgy’s technology, and the many possible ways in which projects deploying Microgy’s technology might be structured, Microgy may decide to develop and own facilities, sell and operate facilities or some combination of the foregoing, either alone or in conjunction with others. We expect to make these determinations on a case-by-case basis. As a result, despite the revenue potential, we are unable to project with certainty Microgy’s organizational, structural, staffing or other overhead costs, or whether any facility, or Microgy as a whole, will generate a profit. If Microgy fails to generate a profit, your investment in our common stock will be adversely affected.

If we are unable to obtain needed financing for Microgy’s anaerobic digester projects, the value of our Microgy investment may be reduced significantly.

We are seeking and will require substantial corporate, project or group financing to fund the cost of any development we may decide to pursue for our anaerobic digester projects. This financing may be difficult for us to obtain. If we are unable to obtain such financing, the value of our Microgy investment, and the value of your investment in our common stock, will be reduced significantly, and we will be required to substantially curtail our business or completely cease construction or operation of any anaerobic digester projects. This financing will depend on many factors outside of our control, including prospective lenders’ or investors’ review of our financial capabilities as well as specific projects and other factors, including assessment of our ability to successfully construct and manage each project.

The market for anaerobic digester technology is crowded, and our market share may not be sufficient to be profitable.

There are many companies that offer anaerobic digester systems. We believe that at least 60 companies offer complete systems or components to these systems in the U.S. market. Competition from these companies may constrain our market share to a degree that we are not profitable. Although we are unaware of any competitors pursuing a business strategy similar to Microgy’s, a number of competitors have more mature businesses and have successfully installed anaerobic digester systems.

The composition of effluents from our anaerobic digester facilities is not certain and may expose us to liability.

In some cases, we may be responsible for handling the wastes that will be produced by some of our anaerobic digester facilities. We do not have experience in handling or disposing of such wastes. Handling and disposing of such wastes could result in unpredictable regulatory compliance costs, related liabilities and unwanted materials in waste effluents and co-products, all of which could harm our financial condition.

Our products and services involve long sales cycles that result in high costs and uncertainty.

The negotiation of the large number of agreements necessary to sell, develop, install, operate and manage any of our facilities, as well as to market the energy and other co-products and to provide necessary related resources and services, involves a long sales cycle and decision-making process. Delays in the parties’ decision-making process are outside of our control and may have a negative impact on our cost of sales, receipt of revenue and sales projections. We expect that, in some cases, it may take a year or more to obtain decisions and to negotiate and close these complex agreements, which could harm our operating results and financial condition.

Because the market for renewable energy and waste management is unproven, it is possible that we may expend large sums of money to bring our offerings to market and the revenue that we derive may be insufficient to fund our operations.

Our business approach to the renewable energy and waste management industry may not produce results as anticipated, be profitable or be readily accepted by the marketplace. We cannot estimate whether demand for facilities based on our technology will materialize at anticipated prices, or whether satisfactory profit margins will be achieved. If such pricing levels are not achieved or sustained, or if our technologies and business approach to our markets do not achieve or sustain broad acceptance, our business, operating results and financial condition will be materially and negatively impacted.

We are a small company and the entrance of large companies into the alternative fuels and renewable energy business will likely harm our business.

Competition in the traditional energy business from electric utilities and other energy companies is well established with many substantial entities having multi-billion dollar, multi-national operations. Competition in the alternative fuels and renewable energy business is expanding with the growth of the industry and the advent of many new technologies. Larger companies, due to their better capitalization, will be better positioned to develop new technologies and to install existing or more advanced renewable energy generators, which could harm our market share and business.

If we are unable to obtain sufficient waste resources for our Microgy renewable energy technologies, Microgy will not likely operate profitably.

The performance of our renewable energy technologies is dependent on the availability of animal or other organic waste resources to produce the raw energy and meet performance standards in the generation of power or biogas. Lack of these waste resources or adverse changes in the nature or quality of such waste resources would seriously affect our ability to develop and finance projects and to operate efficiently and generate income. As a result, our revenue and financial condition would be materially and negatively affected. We cannot assure you that waste resources will be available in the future for free or at a price that makes them affordable for our waste-to-energy technologies.

Because we have not filed patents to protect Microgy’s intellectual property, we might not be able to prevent others from employing competing products. Conversely, others who have filed for patent or other protection might be able to prevent us from employing our products.

Neither we nor, we believe, our licensor have filed any patent applications on the intellectual property Microgy plans to use. Should we or our licensor decide to file patent applications, we cannot assure you that any patent applications relating to our existing or future products or technologies will result in patents being issued, that any issued patents will afford adequate protection to us, or that such patents will not be challenged, invalidated, infringed or circumvented. Furthermore, we cannot assure you that others have not developed, or will not develop, similar products or technologies that will compete with our products without infringing upon, or which do not infringe upon, our intellectual property rights.

Third parties, including potential competitors, may already have filed patent applications relating to the subject matter of our current or future products. In the event that any such patents are issued to such parties, such patents may preclude our licensors from obtaining patent protection for their technologies, products or processes. In addition, such patents may hinder or prevent us from commercializing our products and could require us to enter into licenses with such parties. We cannot assure you that any required licenses would be available to us on acceptable terms, or at all.

We rely heavily on confidentiality agreements and licensing agreements to maintain the proprietary nature of our base of technologies relating to currently licensed technologies. To compete effectively, we may have to defend the rights to our intellectual property from time to time. Such defense costs may be significant. As a result, we may lack the financial resources to adequately defend our intellectual property.

If our relationship with the licensor of our technology were terminated for any reason, such licensor ceased doing business or we fail to fulfill our obligations under our license agreement, our Microgy subsidiary likely could not continue to operate.

Microgy licenses its anaerobic digester technology from Danish Biogas Technology, A.S., referred to as DBT, a Danish company. The license agreement grants to Microgy a perpetual, exclusive license to develop projects based on this technology in North America. Pursuant to the license agreement, Microgy is required to pay royalties and engineering and design fees to DBT in connection with the development of projects. Microgy relies upon DBT for technical advice and engineering assistance. Therefore, if DBT were to cease doing business, Microgy’s business may be materially and negatively impacted. Microgy entered into an amendment to the license agreement with DBT for modifications deemed favorable to Microgy. However, in order to maintain these more favorable provisions, Microgy must initiate construction on at least five facilities prior to April 14, 2005. While Microgy expects to be able to satisfy this condition, if it were unable to do so, its business may be materially adversely affected.

The large number of tasks that need to be accomplished for the development of power projects and other projects based on our anaerobic digester technology increases the possibility that such projects will incur costly delays.

In our development of power projects and other projects based on our anaerobic digester technology for ourselves or on behalf of our customers, we are required to enter into or obtain some or all of the following:

•	Site agreements;

•	Supply contracts;

•	Design/build or other construction related agreements;

•	Power sales contracts;

•	Various co-product sales agreements;

•	Waste disposal agreements;

•	Licenses;

•	Environmental and other permits;

•	Local government approvals; and

•	Financing commitments required for the successful completion of development projects.

Our failure to accomplish any of these objectives could materially increase the cost or prevent the successful completion of development projects and incur the loss of any investment made. These events could adversely affect our business and results of operations.

Because all of the cash flow we receive from Buzzard is currently dedicated to the repayment of our loan with ArcLight, we are entirely dependent upon the capital we raise to fund the continuing development of Microgy.

We do not expect to receive cash from the operations of Buzzard, because such cash, if any, will be used to repay interest and principal on our loan from an affiliate of ArcLight. As a result, if we are not able to raise additional capital, including by means of this offering, to fund Microgy’s operations and our corporate expenses until Microgy’s operations begin to generate positive cash flow, we will not be able to continue to fund Microgy’s operations at their current levels, and our business will be materially and adversely affected.

Risks Relating to Buzzard

We currently rely on the Scrubgrass plant for almost all of our operating revenues, and the cash distributions resulting from the Scrubgrass operations have been dedicated to the repayment of the ArcLight loan.

We own a 22-year leasehold interest that commenced in 1994 in our Scrubgrass plant, a waste coal-fired electric generating facility in Pennsylvania. Because almost all of our operating revenue currently results from the Scrubgrass plant, we are dependent on its successful and continued operations. Increased working capital requirements of the Scrubgrass plant, significant unscheduled shutdowns or large increases in interest rates at Scrubgrass would reduce our cash flow. In addition, we will not receive any distributions from Buzzard until our loan from ArcLight is repaid. Thereafter, we will receive the next $1,400,000 of distributions, after which we will share distributions equally with ArcLight through December 31, 2012. As a result, unless we are able to raise additional capital or generate operating income from other sources, we would have to substantially curtail our operations.

If we default on our obligations under our loan agreement with ArcLight, we will lose ownership of our subsidiary, EPC Corporation, and, thereby, the leasehold interest in the Scrubgrass facility.

Our loan from ArcLight is secured by a pledge of all of the outstanding stock of our subsidiary, EPC Corporation, which in turns holds our interest in Buzzard Power Corporation as its sole asset, the entity that maintains the Scrubgrass facility. If we were to default on our obligations under our agreement with ArcLight, ArcLight would have the right to foreclose on this pledge and take ownership of EPC Corporation. As a result, we would lose our interest in the Scrubgrass facility, which is currently our most significant operating asset and revenue source.

The events of default under our agreements with ArcLight are narrowly defined. The most significant default is related to non-payment. We are only required to make payments when there is a distribution from Scrubgrass. Nevertheless, if we do not make any payments in a 24-month period, a default under our agreements with ArcLight would be triggered.

We do not control the management of the Scrubgrass plant, our primary revenue-generating asset.

We have a management services agreement with PG&E National Energy Group to manage the Scrubgrass plant and a 15-year operation and maintenance agreement with PG&E Operating Services to operate the facility.

These agreements contain provisions that limit our participation in the management and operation of the Scrubgrass plant. Because we do not exercise control over the operation or management of the Scrubgrass plant, decisions may be made, notwithstanding our opposition, which may have an adverse effect on our business.

Our current power generation revenue is derived from only one customer, the loss of which would severely harm our financial condition and the value of your investment.

Our Scrubgrass plant power generation revenue is earned under a long-term power purchase agreement for all output with one customer, Pennsylvania Electric Company, or Penelec, a subsidiary of FirstEnergy Corporation. This concentration of our revenue with this customer will continue for the foreseeable future. If this customer goes out of business or defaults on its payments to us, our financial condition will be adversely affected.

A large increase in interest rates may adversely affect our operating results.

Our Buzzard and EPC Corporation subsidiaries are leveraged with variable rate and fixed rate debt obligations. Additionally, Buzzard has lease expenses that are based on the principal, interest and fees of the debt obligations of the lessor of our Scrubgrass facility, most of which carries variable rate interest. The following table shows that over 90% of our debt obligations and lease obligations have variable interest rates. Therefore, significant increases in market interest will adversely affect our operating results since we are required to pay the Scrubgrass lessor’s debt obligations as a base lease expense. For example, a one percent increase in the London Interbank Offering Rate, referred to as LIBOR, and our quoted bond rates would result in a $1,400,000 increase in our lease expense.

	December 31, 2003	September 30, 2004	Interest Rate
Buzzard’s lease obligations (maturity):
Tax-exempt bonds (2012)	135,600,000	135,600,000	Quoted Bond Rates
Swap rate term loan (2005)	6,268,163	5,031,165	7.6725%
Variable rate term loan (2004)	3,687,000	0	LIBOR + 1.250%

TOTAL LEASE OBLIGATIONS	145,555,163	140,631,165
EPC Corporation’s debt obligations:
ArcLight Note Payable	$3,916,160	$3,463,159	20%
Buzzard’s debt obligations (maturity):
Variable rate term loan (2004)	389,535	0	LIBOR + 1.250%
Working capital loan (2008)	2,433,261	2,221,000	LIBOR + 1.250%

TOTAL DEBT	6,738,956	5,684,159
TOTAL DEBT & LEASE OBLIGATIONS	$152,294,119	$146,315,324

% VARIABLE RATE/TOTAL DEBT	94%	95%

Our Scrubgrass plant’s long-term power purchase agreement is subject to a change in rates in 2005 and market conditions in its later years that may affect our profitability.

The Scrubgrass plant generates electricity that is sold at rates established under a long-term power purchase agreement with Penelec, which has been approved by the Pennsylvania Public Utility Commission. For years 2005 through 2012, the agreement provides for a rate determined based on a scheduled rate adjusted for actual inflation during prior contract years compared to the automatic 5% adjustment in such prior years. Contracted rates in the later years of the agreement are determined with reference to then existing market conditions. Therefore, the existence of inflation less than 5% in years prior to 2005 will negatively impact our revenue and profitability. Low wholesale energy rates during the later years of the power purchase agreement would also negatively impact our revenue and profitability and could adversely affect our financial position.

Poor fuel and other materials quality may expose us to environmental liability and reduce our operating results.

For our Scrubgrass facility, we obtain waste coal primarily from coal mining companies on a long-term basis because waste coal is plentiful and generally creates environmental hazards, such as acid drainage, when not disposed of properly. The waste coal is burned in the Scrubgrass facility using a circulating fluidized bed combustion system. During the circulating fluidized bed combustion process, the waste coal is treated with other substances such as limestone. Depending on the quality of the waste coal and the limestone, the facility operator may need to add additional waste coal or other substances to create the appropriate balance of substances in order to produce the best fuel or sorbent consistency for power generation and compliance with air quality standards. Therefore, the cost of generating power is directly impacted by the quality of the waste coal, which supplies the Scrubgrass power generation facility. Certain conditions, such as poor weather, can create situations where the facility operator has less control over the quality of the waste coal. Poor fuel quality may impact our future operating results.

If we violate performance guarantees granted to Penelec, we will be required to provide them with an incentive payment.

Our agreement for the sale of power to Penelec contains a provision that requires our Scrubgrass facility to provide Penelec with a minimum output of 85% based on a rolling 3-year average. If we do not comply with this performance guarantee, we will be required to compensate Penelec with an incentive payment. The payment of an incentive payment would have an adverse effect on our financial condition.

Risks Relating to Both Microgy and Buzzard

Our products and services may be subject to numerous governmental regulations.

We expect to provide services that may be subject to various government regulations, including regulations covering air and water quality and related pollution issues. These regulations are mandated by the United States Environmental Protection Agency, or EPA, and various state and local governments and are usually implemented through a permitting process, with ongoing compliance requirements thereafter. In addition, our activities will fall under a number of health and safety regulations and laws and regulations relating to farms and zoning. Compliance with these regulations and permitting requirements could delay the development of projects and could be costly and harm our financial condition.

Furthermore, there are from time to time various legislative proposals that would amend or comprehensively restructure the Public Utility Regulatory Policies Act of 1978, or PURPA, and the electric utility industry. If PURPA is amended or repealed, the statutory requirement that electric utilities purchase electricity from qualifying facilities, or QFs, at full-avoided cost could be repealed or modified. While we expect that existing contracts would be honored, the repeal or modification of these statutory purchase requirements under PURPA in the future could, among other things, increase pressure from electric utilities to renegotiate existing contracts. Should there be changes in statutory purchase requirements under PURPA, and should these changes result in amendments to our current power purchase agreement with Penelec for our Scrubgrass facility that reduce the contract rates, our results of operations and financial position could be negatively impacted.

Our power producing activities could be subject to costly regulations and tariffs.

Our Scrubgrass facility produces power for sale to the local electrical grid, as will many of our planned bio-energy projects. The sale of this power may come under the regulations of various state public utility commissions, although such sales are currently exempt. These commissions set the price tariffs under which energy can be sold or purchased and they set the design standards for the interconnection of power producing equipment with the electrical power grid. Many of our power projects where electricity is sold to the grid may come under regulation by these commissions. These regulations may impede or delay the process of approving and implementing our projects. Substantial delays may materially affect our financial condition.

Government regulations can be burdensome and may result in delays and expense. In addition, modifications to regulations could adversely affect our ability to sell power or to implement our chosen strategy for the sale of power. Subsequent changes in the applicable regulations could also affect our ability to sell or install new facilities or develop and install facilities in an efficient manner or at all. Failure to comply with applicable regulatory requirements can result in, among other things, operating restrictions and fines that could harm our financial condition.

Risks Relating to Our Common Stock and This Offering

We have numerous outstanding options and warrants which may adversely affect the price of our common stock.

As of November 30, 2004, after giving effect to a 1-for-7 reverse split of our common stock on November 30, 2004, we had outstanding options, both vested and unvested, and warrants to acquire up to approximately 2,321,666 shares of our common stock at prices ranging from $1.19 to $21.56 per share. For the term of such options and warrants, the holders thereof will have an opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership. This may have an adverse effect on the price of our common stock and on the terms upon which we could obtain additional capital. It should be expected that the holders of such options and warrants would exercise them at a time when we would be able to obtain equity capital on terms more favorable then those provided by the options and warrants.

The issuance of preferred stock may adversely affect the price of our common stock, which could cause a reduction in the value of your investment.

We are authorized to issue up to 2,000,000 shares of preferred stock. The preferred stock may be issued in series from time to time with such designations, rights, preferences and limitations as our board of directors may determine by resolution without shareholder approval. No shares of preferred stock are currently outstanding. However, we may issue preferred stock which would enjoy dividend and liquidation preferences over our common stock, thereby diminishing the value of our common stock.

The sale of a substantial number of shares could cause the market price of our common stock to decline.

Our sale, or the resale by our stockholders, of shares of our common stock after this offering could cause the market price of our common stock to decline.

A significant portion of our outstanding shares of common stock had been restricted from immediate resale, but are now available for sale in the market pursuant to Rule 144 under the Securities Act of 1933. As of September 30, 2004, we had 2,946,642 shares of restricted common stock outstanding, of which 1,268,954 shares are eligible for resale in accordance with Rule 144.

Furthermore, we have an effective registration statement under the Securities Act of 1933 that permits the resale by certain of our shareholders of up to 1,677,688 shares of our restricted common stock, of which 1,017,712 shares are currently issued and outstanding and 659,976 shares are subject to outstanding warrants that are currently exercisable at a price of $7.70 per share.

As of November 30, 2004, we had outstanding options to acquire up to approximately 1,661,709 shares of our common stock at prices ranging from $1.19 to $21.56 per share. The shares of common stock issuable upon exercise of these options will be freely transferable without restriction, except to the extent that they are held by our affiliates. Any shares held by our affiliates may only be sold in compliance with the volume limitations of Rule 144. These volume limitations restrict the number of shares that may be sold by an affiliate in any three-month period to the greater of 1% of the number of shares then outstanding, which will equal approximately 73,725 shares immediately after this offering, or the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

The holders of approximately 1,584,873 shares of our outstanding common stock, and options and warrants to acquire approximately 996,250 shares of our common stock, have signed lock-up agreements. Under these lock-up agreements, these stockholders have agreed, subject to limited exceptions, not to sell or pledge any shares owned by them, including shares purchased in this offering, for a period ranging from 120 to 180 days after the commencement of this offering, unless they first obtain the written consent of the underwriter, which may be granted. Ladenburg Thalmann & Co. Inc. has no pre-established conditions to waiving the terms of the lock-up agreements, and any decision by it to waive those terms would depend on a number of factors, which may include market conditions, the performance of our common stock in the market and our financial condition at that time.

Our management and directors will continue to control our management and affairs.

As of September 30, 2004, management and directors, including Joseph E. Cresci, Donald A. Livingston, Kamlesh R. Tejwani, Robert I. Weisberg, Jessie J. Knight, Jr., John R. Cooper, August Schumacher, Jr. and R. Jeffrey Macartney, beneficially owned approximately 37% of our outstanding common stock. While there are no voting agreements among them, such persons, as a group, may be able to control the outcome of matters submitted for stockholder action, including the election of members to our board of directors and the approval of significant change in control transactions. This may have the effect of delaying or preventing a change in control of our company and, therefore, your opportunity to sell your shares in such a transaction.

The lack of a developed trading market may make it difficult for you to sell your common stock.

Prior to December 27, 2004, our common stock was traded on the OTC Bulletin Board. Trading activity in our common stock has fluctuated and has at times been limited. We cannot guarantee that a consistently active trading market will develop in the future. A holder of our common stock may find it difficult to dispose of our common stock.

The market price for our common stock may be volatile.

The market price for our common stock could be subject to significant fluctuations in response to variations in quarterly operating results, announcements of technological innovations or new projects and products by us or our competitors, or our failure to achieve operating results consistent with any securities analysts’ projections of our performance.

The stock market has experienced extreme price and volume fluctuations and volatility that have particularly affected the market price of many emerging growth and development stage companies. Such fluctuations and volatility have often been unrelated or disproportionate to the operating performance of such companies.

We will require and are actively seeking significant additional financing, which may result in our issuing a significant number of shares of our common stock or preferred stock, which in turn may dilute your investment.

We require and are seeking corporate and project financing to fund our ongoing operations and growth plans as well as and the cost of any development we may decide to pursue for our anaerobic digester projects. Any such financing could be in the form of debt or equity instruments or a combination of debt and equity instruments. To the extent any such financing involves equity, we may issue a significant number of shares of our common stock or preferred stock, which will dilute your investment in our common stock, and we may issue such shares at prices that may be lower than the price you paid for our common stock. In addition, if we issue shares of our preferred stock, such preferred stock will have rights and preferences that are superior to those of the shares of common stock offered hereby.

Purchasers in this offering will suffer immediate and substantial dilution.

If you purchase common stock in this offering, the value of your shares based upon our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as “dilution.” Based upon the pro forma net tangible book value of our common stock at September 30, 2004 and the public offering price of $5.50 per share, your shares will be worth $2.87 less per share than the price you paid in this offering. If outstanding options and the warrants are exercised, additional dilution is likely to occur. As of November 30, 2004, options and warrants to purchase 2,321,666 shares of common stock at a weighted average exercise price of $7.71 per share were outstanding. In addition, if we raise additional funding by issuing more equity securities, the newly issued shares will further dilute your percentage ownership of our shares and may also reduce the value of your equity.

USE OF PROCEEDS

The net proceeds from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, will be $12,159,375 ($14,020,781 if the over-allotment option granted to the underwriters is exercised in full).

We intend to use the net proceeds from this offering primarily for working capital and for general corporate purposes, including the expansion of Microgy’s business, as well as the discharge of certain corporate obligations of our parent holding company.

The amounts actually spent by us for any specific purpose may vary significantly and will depend on a number of factors, including the progress of our commercialization and development efforts. Accordingly, our management has broad discretion to allocate the net proceeds. Pending the uses described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

PRICE RANGE OF COMMON STOCK

Our common stock trades on the American Stock Exchange under the symbol “EPG.” As of September 30, 2004 there were approximately 335 record holders and approximately 1,560 beneficial holders of our common stock.

The following table shows the quarterly high and low bid prices during 2002, 2003 and 2004 as reported by the OTC Bulletin Board, where our stock traded prior to its listing on the American Stock Exchange on December 27, 2004, and after giving effect to a 1-for-7 reverse split of our common stock on November 30, 2004.

	High	Low
Fiscal Year Ended December 31, 2002
First Quarter	$4.20	$3.15
Second Quarter	6.30	2.80
Third Quarter	4.34	2.45
Fourth Quarter	3.01	1.05
Fiscal Year Ended December 31, 2003
First Quarter	2.10	7.33
Second Quarter	1.96	1.19
Third Quarter	8.05	1.26
Fourth Quarter	7.56	5.60
Fiscal Year Ended December 31, 2004
First Quarter	10.78	6.16
Second Quarter	8.19	5.95
Third Quarter	7.84	6.44
Fourth Quarter (through December 24, 2004)	8.15	5.60

These over-the-counter quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

The following table shows the quarterly high and low sales prices during the remainder of the fourth quarter of 2004 and the first quarter of 2005 through February 2, 2005 as reported on the American Stock Exchange.

	High	Low
Fiscal Year Ended December 31, 2004
Fourth Quarter (from December 27, 2004 through December 31, 2004)	$7.05	$6.85
Fiscal Year Ended December 31, 2005
First Quarter (through February 2, 2005)	7.10	6.30

DIVIDEND POLICY

Our board of directors has not declared any dividends on our common stock since the last quarter of 2000. Due to our acquisition of Microgy in 2001 and the anticipated continued expansion of our business, our board of directors has determined that available cash flows should be used for operating and investing activities for the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2004:

•	on an actual basis; and

•	on an as adjusted basis to reflect the issuance and sale of 2,500,000 shares of our common stock in this offering at the offering price of $5.50 per share, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

This table excludes 2,321,666 shares of our common stock reserved as of September 30, 2004 for issuance upon exercise of outstanding options and warrants. You should read this table together with our financial statements and accompanying notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	ACTUAL	AS ADJUSTED
DEBT
Working capital loan	$2,221,000	$2,221,000
Secured promissory notes payable and other borrowings	4,046,189	4,046,189

Total Debt	6,267,189	6,267,189
SHAREHOLDERS’ EQUITY
Preferred stock (1)	—	—
Preferred stock of subsidiary (2)	100	100
Common stock (3)	49,610	74,610
Additional paid-in capital	14,843,253	26,977,628
Accumulated deficit	(3,709,904)	(3,709,904)
Accumulated other comprehensive loss	(324,815)	(324,815)
Treasury stock (4)	(385,402)	(385,402)
Deferred compensation	1,554,658	1,554,658
Notes receivable from officers and board members	(645,948)	(645,948)

Total Shareholders’ Equity	$11,381,552	$23,540,927

(1)	$.01 par value; 2,000,000 shares authorized, no shares issued.
(2)	Preferred stock of subsidiary, no par value, 10 shares authorized, 10 shares issued as of September 30, 2004 and December 31, 2003, respectively.
(3)	$.01 par value; 21,400,000 shares authorized; 4,960,994 issued, 88,430 shares held in treasury and 4,872,564 outstanding as of September 30, 2004; 7,460,994 shares issued, 88,430 shares held in treasury and 7,372,564 shares outstanding, as adjusted, as of September 30, 2004.
(4)	88,430 shares at cost, as of September 30, 2004 and December 31, 2003.

DILUTION

Our net tangible book value as of September 30, 2004 was approximately $7,200,863, or $1.48 per share. Net tangible book value per share represents our total tangible assets less our total liabilities, divided by the aggregate number of shares of our common stock outstanding. After giving effect to the sale of the 2,500,000 shares of our common stock in this offering, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, our net tangible book value at September 30, 2004 would have been $19,360,238 or $2.63 per share. This represents an immediate increase in net tangible book value per share of $1.15 to existing stockholders and an immediate dilution of $2.87 per share to new investors. Dilution per share represents the difference between the amount per share paid by the new investors in this offering and the net tangible book value per share at September 30, 2004, giving effect to this offering. The following table illustrates this per share dilution to new investors.

Public offering price per share	$5.50
Net tangible book value as of September 30, 2004	$7,200,863
Increase in net tangible book value attributable to new investors	$12,159,375
Net tangible book value after this offering	$19,360,238
Dilution per share to new investors	$2.87

These calculations assume no exercise of stock options and warrants outstanding as of September 30, 2004. As of September 30, 2004, there were options and warrants outstanding to purchase an aggregate of 2,321,666 shares of our common stock at a weighted average exercise price of $7.71 per share. To the extent all of these options and warrants had been exercised as of September 30, 2004, the dilution to new investors would be greater.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below for the fiscal years ended December 31, 1999, 2000, 2001, 2002 and 2003 have been derived from our consolidated financial statements that have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The selected consolidated financial data for the nine months ended September 30, 2003 and 2004 have been derived from our unaudited consolidated financial statements. In the opinion of our management, such unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for such periods and as of such date. Our operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2004. The financial data presented below should be read in conjunction with the other financial information appearing elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2003	2002	2001(1)	2000	1999	2004	2003
	(in thousands)
Results of Operations Data:
Revenues	$53,365	$54,984	$53,518	$54,303	$48,268	$42,713	$39,012
Costs and expenses:
Operating expenses	25,124	24,140	23,681	22,291	21,931	22,528	19,669
Lease expenses	22,382	25,291	24,706	26,416	23,111	14,373	14,439
Cost of goods sold	—	—	—	—	—	1,670	—
General and administrative expenses	5,644	5,605	3,859	3,603	2,455	4,367	4,438
Non-cash compensation	713	50	114	—	—	1,988	515
Depreciation and amortization	495	545	441	415	363	357	371

Total costs and expenses	54,358	55,631	52,801	52,725	47,860	45,283	39,432

Operating (loss) income	(993)	(647)	717	1,578	408	(2,570)	(420)
Other income (expense):
Interest income	31	48	78	737	111	30	21
Interest expense	(352)	(142)	(185)	(320)	(375)	(568)	(136)
Sale of NOx emission credits	—	2,428	—	1,156	607	—	—
Amortization of deferred gain	308	308	308	308	308	231	231
Other income (expense)	2	—	2,135	—	—	—	2

Total other income (expense)	(11)	2,642	2,336	1,881	651	(307)	118
Income (loss) before income taxes	(1,004)	1,995	3,053	3,459	1,059	(2,877)	(303)
Income tax (expense) benefit	26	(857)	(1,374)	(1,632)	(470)	538	(98)
Income (loss) before cumulative effect of a change in accounting principle	(978)	1,138	1,679	1,827	589	(2,339)	(400)

Cumulative effect of a change in accounting principle(2)	—	—	—	—	1,189	—	—

Net (loss) income	$(978)	$1,138	$1,679	$1,827	$1,778	$(2,339)	$(400)

Basic earnings (loss) per common share(3)	$(0.29)	$0.38	$0.83	$1.12	$1.09	$(0.53)	$(0.12)
Diluted earnings (loss) per common share(3)	$(0.29)	$0.38	$0.79	$1.12	$1.09	$(0.53)	$(0.12)
Weighted average number of common shares outstanding on a diluted basis (in thousands)(3)	3,376	2,973	2,107	1,630	1,629	4,367	3,238

Balance Sheet Data:
Total assets	$103,154	$92,958	$85,566	$69,284	$58,782	$108,056	$101,640
Working capital	3,876	(585)	(1,499)	(1,176)	(2,662)	8,300	4,189
Deferred gain	3,855	4,164	4,472	4,780	5,089	3,624	3,932
Long-term obligations	79,814	71,244	65,216	58,304	51,546	80,967	78,919
Shareholders’ equity (deficit)	6,620	6,186	4,383	(3,970)	(5,471)	11,382	6,993

(1)	The Results of Operations Data for 2001 includes Microgy from July 23, 2001 to December 31, 2001.
(2)	Net income in 1999 includes a cumulative effect of a change in accounting principle of $1,188,989 net of $812,440 in income taxes.
(3)	The share and per share data have been restated to reflect the 1-for-7 reverse stock split that was effective on November 30, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our mission is to be a leading company in resource management and energy production technologies that serve multiple socially responsible markets. Since inception, we have been an independent developer and owner of non-commodity, renewable and alternative energy facilities that produce biofuels or electricity by utilizing fuel derived from our agricultural waste management processes or alternative fuel sources such as waste coal. Such fuel sources generally are not subject to the pricing and market fluctuations of commodity fuels and, in some instances, are considered renewable energy fuels. We have developed seven hydroelectric plants, two municipal waste projects, and three waste coal-fired generating facilities. We sold or transferred all of these projects either in development or after completion. We currently have two principal business units, Buzzard Power Corporation and Microgy Cogeneration Systems, Inc., which are described below.

Buzzard Power Corporation

Buzzard Power Corporation, referred to as Buzzard, is a subsidiary of our wholly owned subsidiary, EPC Corporation. Buzzard leases its generating facility from Scrubgrass Generating Company, L.P. The Scrubgrass plant, referred to as Scrubgrass, located on a 600-acre site in Venango County, Pennsylvania, is an approximately 83 megawatt waste coal-fired electric generating station.

Microgy Cogeneration Systems, Inc.

Microgy Cogeneration Systems, Inc., referred to as Microgy, holds an exclusive license in North America for the development and deployment of a proprietary technology for the extraction of methane gas from animal wastes and other organic wastes. This biogas can be used to generate electricity or it can be used in other applications. Microgy’s product is expected to provide certain farms, known as animal feeding operations, or AFOs, with a potentially profitable means of mitigating an existing waste management problem that affects both water and air quality. Federal and State agencies either have or may be in the process of passing regulations that require AFOs to implement changes to their current waste management practices.

While Microgy is seeking to help farmers meet their waste management needs, we are also seeking to put the biogas produced to use in the generation of electricity or other valuable applications, such as the production of thermal energy to power animal feed production facilities. Many states have either passed or may be in the process of promulgating legislation requiring utilities to obtain a certain percentage of their power from renewable sources. This trend, along with increases in the costs of conventional energy, positions Microgy as a potentially profitable solution to farmers’ waste management problems, while at the same time providing a new renewable energy source for utilities. We believe that Microgy represents a substantial portion of our future potential growth and, as such, we currently are investing most of our available resources, including both our financial and human capital, to take advantage of Mircogy’s potential.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Our management believes the following critical accounting policies, among others discussed in Note B to our consolidated financial statements, involve more significant judgments and estimates used in the preparation of our consolidated financial statements.

Sale and Lease-Back Accounting

Our 1990 sale of Scrubgrass Power Corporation, the original developer of the Scrubgrass facility, was not treated as a sale for financial accounting purposes, due to the existence of an option which enabled us to reacquire Buzzard, then a wholly owned subsidiary of Scrubgrass Power Corporation and owner of the right to lease the Scrubgrass facility, for a substantial portion of its commercial operation. We exercised our option and reacquired Buzzard in 1991 so that we would have the right to lease the Scrubgrass facility. The then-proposed lease provided Buzzard with a fair market value purchase option to acquire the Scrubgrass facility at the end of the lease. This option meant that we had retained substantial risks or rewards of ownership of Scrubgrass. Therefore, we were not permitted to recognize the sale until 1993, when we agreed to a modification to the proposed form of lease and relinquished the fair market value purchase option. Accordingly, we removed from our consolidated financial statements the gross assets and liabilities of the Scrubgrass facility and reported a gain of $6,785,035 arising from the sale of Scrubgrass. However, due to our anticipated involvement with the lease, we were required to defer our gain over the 22-year minimum lease term, which commenced on June 30, 1994. In connection with the operating lease, we incurred aggregate costs of $3,279,060 to reacquire Buzzard, the lessee of Scrubgrass, and capitalized these costs as the value of our lease rights. The value of our lease rights is also being amortized over the 22-year minimum lease term, which commenced on June 30, 1994.

Lease Expense Recognition

We have a long-term lease agreement for Scrubgrass, which commenced on June 30, 1994, and continues for a 22-year minimum lease term. Under the terms of the lease, Buzzard, as lessee, is required to pay the lessor a specified base rent, which consists of all of the lessor’s debt service, scheduled equity repayment, base return on equity and related expenses. Buzzard is also required to pay the lessor an additional rent of 50 percent of the net cash flows Buzzard receives from the operation of Scrubgrass. The lessor’s specified base rent increases over time and is based on a schedule which follows the expected receipt of revenues. In accordance with accounting principles generally accepted in the United States of America, we are required to aggregate the estimated lease payments over the life of the lease and recognize them on a straight-line basis over the 22-year lease term. As such, during the earlier years of the lease agreement, a portion of our lease expenses will be paid in cash and a portion will be recorded to a liability. As of December 31, 2003, we have a deferred lease expense of $75,314,725 recorded on our consolidated balance sheet. This liability represents accumulated lease expenses recorded on a straight-line basis in previous years which have not been paid to the lessor. In the later years of the lease, we expect that our cash payments to the lessor will exceed the lease expenses recorded on a straight-line basis and the accrued lease expense will be decreased and reach zero by the end of the lease term. This straight-line accounting treatment of certain lease expenses under the Scrubgrass lease resulted in non-cash lease expense of $5,121,732, $6,543,998, and $7,460,852 for the years ended December 31, 2003, 2002, and 2001, respectively and $1,606,228 for the nine months ended September 30, 2004. Additional rents are not part of this straight-line basis and are recorded as incurred. Environmental Power Corporation, which indirectly owns 100% of Buzzard’s common stock, is not liable for future lease rental payments. Buzzard’s stock is pledged as security, and Buzzard is only liable for future lease rental payments to the extent Buzzard receives cash receipts from future power generation revenues.

As of September 30, 2004, without regard to straight-line lease accounting, we estimate the future minimum lease payments over the remaining base term of the Scrubgrass lease are as follows:

2004	2005	2006	2007	2008	Thereafter	Total
$4,925,750	21,715,000	26,058,000	28,910,000	29,390,000	219,850,000	$330,848,750

Our lease expense components, which are discussed in the following paragraphs, consist of:

•	specified base rent payments calculated on a straight-line basis; and

•	additional rent.

As noted above, Buzzard, as lessee, is required to pay the lessor a specified base rent, which consists of all of the lessor’s debt service, scheduled equity repayment, base return on equity and related expenses. The lessor’s debt service largely consists of debt obligations with variable interest rates. Therefore, in order to calculate future minimum lease payments, we estimate an average interest rate which will be payable in the future for each variable rate debt obligation. Because actual interest rates will differ from these estimates, our actual lease expense reported in future periods will differ from these estimates and the differences may be material.

In order to calculate the straight-line lease expense, we take the total estimated future minimum lease payments over the lease term and divide it by the lease term to get an annual lease expense. The annual lease expense is then compared to the total amount projected to be billed by the lessor in each period, and the difference is reported as a straight-line lease expense in our consolidated financial statements. Any differences between actual lease billings and projected lease billings, which principally result from variances between actual interest rates and projected interest rates, are reported as a lease expense in the current period.

We are also required to pay the lessor an additional rent, in addition to the specified base rent, which additional rent represents 50% of the net cash flows Buzzard receives from the operation of Scrubgrass. We estimate and accrue additional rent in the accounting period when earned. However, because additional rent is based on cash flows and not earnings, it is more subjective to determine when the cash flows were generated from operations. Lease expenses may also cause large fluctuations between accounting periods in our reported earnings since the specified base rent and additional rent are not directly related to our earnings. Additional rent is not part of the straight-line lease expense calculation.

Revenue Recognition

We record power generation revenues when electricity is transmitted to the utility under the terms of the underlying power sales agreement. However, under the terms of our long-term power purchase agreement, or PPA, with Penelec, the same annual generation of electricity is expected to result in significant increases in revenues over the life of this agreement. For various reasons, including the requirement that all the power generated by the Scrubgrass facility be sold to one customer, we account for power generation revenues under the lease accounting rules as if the power sales agreement was a sublease to this customer. In accordance with accounting principles generally accepted in the United States of America, we are therefore required to aggregate the expected revenue to be received over the life of the power sales agreement and recognize it on a straight-line basis over the 22-year lease term. As such, during the early years of the power sales agreement with Penelec, a portion of our power generation revenues will be received in cash and a portion will be recorded to an asset. However, because we cannot predict whether revenues would be collected over the entire life of the power sales agreement, and absent revenues, whether Buzzard would be able to perform under the lease, the recognition of revenue on a straight-line basis was limited to the recognition of lease expense on a straight-line basis. As a result, net income is not affected by straight-line lease and revenue accounting. As of December 31, 2003, we have accrued power generation revenue of $75,314,725 recorded on our consolidated balance sheet which is equal in amount to the accrued lease expense. This asset represents accumulated revenue recorded on a straight-line basis in previous years that has not been collected from Penelec. This straight-line accounting treatment of power generation revenue under the power sales agreement with Penelec resulted in non-cash revenues of $5,121,732, $6,543,998, and $7,460,852 for the years ended December 31, 2003, 2002, and 2001, respectively. In the later years of the power sales agreement, we expect that our cash receipts from Penelec will exceed the revenues recorded on a straight-line basis and the accrued power generation revenue will be decreased and reach zero by the end of the lease term. Future cash collections from power generation revenue may vary from the projections used to aggregate the expected revenue to be received over the life of the power sales agreement, which we recognize on a straight-line basis over the 22-year lease term.

We are recognizing revenues associated with the construction of three of the five farm projects that we signed under the Dairyland agreement using the percentage of completion method. However, due to our relative inexperience with the construction of projects of this kind, we are currently limiting our revenue recognition to an amount equal to our cost of construction, thereby not recognizing any gross profit until the project sale process is complete. Once we have a proven track record of successfully completing projects of this kind, we intend to move to the standard percentage of completion method of revenue recognition and recognize a prorated share of gross profit each period we record revenue.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as our deferred gain and lease rights, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. As of December 31, 2003, we recorded a deferred income tax asset of $645,840 and a valuation allowance of $645,840 against our gross deferred income tax assets; due to uncertainties related to our ability to utilize some of our net operating loss carry forwards before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

Intangible Assets

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142, “Goodwill and Other Intangible Assets.” The most significant changes made by SFAS No. 142 are:

•	goodwill and indefinite-lived intangible assets will be tested for impairment at least annually;

•	goodwill and indefinite-lived intangible assets will no longer be amortized to income; and

•	the amortization period of intangible assets with finite lives will no longer be limited to forty years.

The provisions of SFAS 142 were applied to the goodwill and intangible assets of $4,912,866 acquired in the Microgy acquisition. We did not have goodwill or intangible assets recorded on our balance sheet prior to the Microgy acquisition. We adopted SFAS 142 on January 1, 2002 and completed the transitional impairment testing in June 2002 and required annual testing at December 31, 2002 and 2003. We assessed the implied fair value of the reporting unit by using a discounted cash flow analysis. In consideration of these factors, we concluded that the fair value of the reporting unit exceeded the carrying amount of its net assets and, thus, goodwill was not impaired as of January 1, 2002, December 31, 2002, and December 31, 2003.

Results of Operations

Comparison of the Nine Months and Three Months ended September 30, 2004 and 2003

For the nine months ended September 30, 2004, we had a net loss of $2,341,738, or a loss of $0.53 per common share, compared to a net loss of $404,633, or a loss of $0.12 per common share, for the nine months ended September 30, 2003. The decrease in net income was primarily attributable to a $1,730,706 pre-tax loss in

Microgy and a $2,786,853 pre-tax loss in All Other Segments, which is comprised of corporate items that are not directly tied to either Microgy or Buzzard, for the nine months ended September 30, 2004, as compared to pre-tax losses in the same period in 2003 of $1,233,585 and $1,044,928, respectively. These decreases were due to increased operating expenses at Microgy and at the home office that are tied to the construction of the first three Microgy plants. Buzzard provided pre-tax income of $1,641,987 for the nine months ended September 30, 2004, compared to pre-tax income $1,975,975 for the nine months ended September 30, 2003. This decrease was due primarily to increased operating and maintenance expenses. The decrease in earnings per common share was partially offset by the increase in the weighted average common shares outstanding due to the issuance of additional shares of common stock in connection with our private placement concluded in the second quarter of this year, referred to as the 2004 Private Placement. In the 2004 Private Placement, we issued 1,007,142 shares of common stock and 503,571 warrants to purchase common resulting in net proceeds of $5,068,019.

For the three months ended September 30, 2004, we had net income of $2,363,144, or $0.48 per common share and $0.44 per diluted share, compared to net loss of $749,642, or a loss of $0.22 per common share on a basic and diluted basis, for the same period in 2003. The increase in net income was primarily attributable to pre-tax income of $2,706,555 at Buzzard, an increase from a pre-tax loss of $46,189 for the three months ended September 30, 2003. The increase was due to increased operating capacity. In 2003, there was an unexpected outage that sharply reduced operating capacity. Pre-tax losses at Microgy increased to $725,726 from $427,720 for the third quarters of 2004 and 2003, respectively, due to increased project-related costs. Pre-tax income for All Other segments was $77,121, compared to a pre-tax loss of $727,164 for the three months ending September 30, 2004 and 2003, respectively, due to the variable accounting of performance based stock options for key executives, described in Note C—Stock Options and Stock-Based Compensation to our financial statements. Offsetting the increase in earnings per common share was an the increase in the weighted average common shares outstanding due to the issuance of additional shares of common stock in connection with the 2004 Private Placement.

Revenues increased 9% to $42,713,408 from $39,012,266 for the nine months ending September 30, 2004 and 2003, respectively. For the three months ending September 30, 2004, revenues increased 41% to $16,772,134 from $11,923,173 in the same period in 2003. For both periods, the increases were due to increases in revenues at both Buzzard and Microgy. At Buzzard, operating capacity increased due to the absence of any unexpected outages as had occurred in 2003. In addition, Microgy recognized its first revenues in the sale of the first three projects, based upon the percentage completion method, as discussed in more detail below.

Costs and expenses increased by 15% and 12% for the nine and three months ended September 30, 2004 compared to the same periods in 2003. These increases were primarily attributable to operating expenses at Buzzard and Microgy. Buzzard expenses increased due primarily to increased maintenance expenses. Microgy expenses increased as a result of the growth of the business and construction of its first projects. Furthermore, we recorded an additional $1,472,327 in non-cash compensation expense in 2004 related to non-employee stock and option grants and employee options that are subject to variable accounting treatment.

We had other expenses of $306,125 for the nine months in 2004 compared to other income of $117,926 in 2003. For the three months ended September 30, 2004 and 2003, other expenses increased to $89,939 from $3,943. These decreases are primarily due to increased interest expenses related to the ArcLight loan, described in Note G—Long Term Liabilities and Commitments to our financial statements.

For the nine months ended September 30, 2004, we reported a tax benefit of $537,584 compared to an expense of $98,345 for the same period in 2003. For the three months ended September 30, 2004 and 2003, we recorded a tax benefit of $305,195 and $452,681, respectively. Our tax rate is based upon forecasts for a full year of operations. Currently, we expect to have a federal tax benefit and a state tax obligation, resulting in a combined tax benefit of $716,779 for the full year. However, we have not recognized any deferred taxes and the benefit that has been and will be recorded is only related to realized carry-backs.

The results of operations for the business segments are discussed below.

Microgy

Pre-tax losses at Microgy increased to $1,730,706 for the nine months ended September 30, 2004, compared to a pre-tax loss of $1,233,585 for the nine months ended September 30, 2003. For the three months ended September 30, 2004, pre-tax losses increased to $725,726 from $427,720 for the same period in 2003. These increases resulted from increases in operating expenses associated with the growth of our Microgy subsidiary and beginning construction on three plants.

For the nine and three months ended September 30, 2004, Microgy recognized its first revenues of $1,670,306. We are recognizing revenues associated with the construction of three of the five farms projects that we signed under the Dairyland agreement, Five Star, Wild Rose, and Norswiss, using the percentage of completion method. However, due to the uncertainty of the projects, we are currently limiting our percentage complete revenue recognition to an amount equal to our cost of construction, thereby not recognizing any gross profit until the project sale process is complete. Once we have a proven track record of successfully completing projects of this kind, we will move to the standard percentage of completion revenue recognition and recognize a prorated share of gross profit each period we record revenue. We began billing Dairyland for construction costs on these farms in August 2004.

For the nine and three months ended September 30, 2004, we recognized $1,670,306 in costs of construction. There were no such expenses for the same periods in 2003.

Operating expenses for the nine months ended September 30, 2004 increased to $2,377,136 from $1,088,666 for the nine months ended September 30, 2003. The increase is primarily attributed to increases in project expenses of $764,138, payroll expenses of $354,543, insurance expenses of $28,448, and professional services of $27,963. Operating expenses for the three months ended September 30, 2004 increased to $1,454,772 from $379,174 for the same period in 2003. This increase is attributed to increases in project-related expenses of $775,283, payroll of $197,469, and travel and entertainment expenses of $9,941. The increase in operating expenses for both periods is due to the growth of Microgy and to the expenses related to the construction of its first facilities.

Buzzard

Pre-tax income at Buzzard decreased to $1,641,987 for the nine months ended September 30, 2004 compared to $1,975,975 for the nine months ended September 30, 2003. This decrease was primarily attributable to an increase in operating and maintenance expenses and was offset by an increase in operating capacity this period, leading to a 12% increase in total energy sales. Buzzard provided pre-tax income of $2,706,555 for the three months ended September 30, 2004, up from pre-tax loss of $46,189 for the same period in 2003. This increase was attributable to increased power generation revenues for the third quarter 2004.

For the nine months ended September 30, 2004, power generation revenues increased to $41,043,102 from $39,012,266 in the same period last year. This increase is principally due to a 5% increase in billable rates to Penelec, the purchaser of power from this facility. Directly contributing to the increase in power generation revenues was an increase in operating capacity to 90% for the nine months ended September 30, 2004 from 84% for the same period in 2003 when we suffered an unexpected outage caused by an electrical storm. For the three months ended September 30, 2004 and 2003, power revenues increased 27% to $15,101,828 from $11,923,173 due to an increase in operating capacity from 75% to 99% and the 5% increase in billable rates.

Accrued power generation revenues decreased to $1,606,228 from $3,841,299 and to $535,413 from $1,280,433 for the nine and three months ended September 30, 2004 and 2003, respectively. The decreases result from the FASB 13 accounting treatment of the Scrubgrass lease. In accordance with accounting principles generally accepted in the United States, we are required to treat the power sales agreement as a lease, aggregate the minimum lease payments expected to be received over its life, and recognize it on a straight-line basis over the 22-year lease term. However, we have limited the recognition of accrued power revenues to the recognition of the deemed minimum payments of the facility lease so that we do not recognize any profits early related to executory costs or payment for goods and services other than solely for the right to use the facility. This minimum lease payment component is higher in the early years, decreases in the subsequent years, and reverses itself in the later years of the power purchase agreement. This adjustment has no effect on pre-tax income because it is completely offset by an accrued lease expense.

Total operating expenses for 2004 increased 15% to $22,527,867 from $19,699,118 for 2003. The increase is primarily attributed to a 19% increase in total maintenance expense to $5,418,433 for the nine months ended September 30, 2004 from $4,555,847 for the same period in 2003. This increase was related to major maintenance items that will increase the length of time between major maintenances. Further contributing to the increase in total operating expenses was a 26% increase in fuel expense to $8,316,086 for the nine months ended September 30, 2004, up from $6,606,639 for the nine months ended September 30, 2003. The increase in the capacity factor directly contributed to the increase in operating expenses. Because the plant was online 6% longer for the nine months ended September 30, 2004 as compared to the same period in 2003, the plant required more fuel and greater maintenance in the nine months ended September 30, 2004.

Operating expenses for the three months ended September 30, 2004 increased 17% to $7,042,739 as compared to $6,020,393 for the same period in 2003. The increase was due primarily to increased fuel expenses of $1,002,370 and labor expenses of $93,955. These increases were partially offset by decreases in plant maintenance of $162,032.

Lease expenses for 2004 decreased by $66,227 to $14,373,121 for the nine months ended September 30, 2004 as compared to $14,439,348 for the same period in 2003. This decrease was primarily due to decreases in senior debt principal repayments and senior debt interest that were offset by an increase in equity rents to $4,256,838 from $1,382,322. For the three months ended September 30, 2004, lease expenses increased to $4,759,718 from $4,755,928 in the same period in 2003. The increase was due to a $1,300,678 increase in equity rents that was offset by decreases in senior debt principal and interest payments. All of the increases in equity rents are due to scheduled payments.

All Other Segments

All other segments are comprised of corporate expenses and non-current business segments. For the nine months ended September 30, 2004, we had a pre-tax loss of $2,786,853 compared to a pre-tax loss of $1,044,928 for the same period in 2003. Pre-tax income increased to $77,121 from a pre-tax loss of $727,164 for the three months ending September 30, 2004 and 2003, respectively. These losses are all attributable to general and administrative expenses at our corporate offices (see discussion below). We do not have any revenues in these segments.

General and administrative expenses increased to $2,483,309 for the nine months ended September 30, 2004 from $1,170,957 for the same period 2003. This increase is primarily due to a $1,472,327 increase in non-cash stock compensation. These expenses are related to stock and options granted to non-employees for services rendered and to the variable accounting of performance based stock options for key executives. Please see Note C—Stock Options and Stock-Based Compensation to our financial statements for more information.

For the three months ended September 30, 2004, we had general and administrative income of $167,220 compared to an expense of $732,162 for the same period in 2003. The change in expenses was due primarily to the variable accounting of performance-based stock options for key executives, described in Note C. This decrease was primarily a result in the change in the price of our common stock from $7.49 per share to $6.44 per share on June 30, 2004 and September 30, 2004, the respective measurement dates.

We had other expenses of $289,074 and $85,382 for the nine and three months ended September 30, 2004 compared to other income of $139,551 and $17,682 in same periods in 2003. These decreases are primarily due to increased interest expenses related to the ArcLight loan, described in Note G—Long Term Liabilities and Commitments to our financial statements.

Comparison of the Years ended December 31, 2003 and 2002

For 2003, we had a net loss of $978,159 compared to net income of $1,138,383 in 2002. The decrease in net income was primarily due to the absence of sales for nitrogen oxide emission credits, or NOx credits. In 2002, we recorded $2,428,000 of such sales. These differences were partially offset by decreases in additional lease expenses and higher operating revenues at Scrubgrass prior to the transformer failure, as discussed below.

We had a basic and diluted loss per common share of $0.29 in 2003 compared to basic and diluted earnings per common share of $0.38 in 2002. The weighted average common shares outstanding increased in 2003 due to the issuance of additional shares as stock compensation, totaling 115,493 shares, the exercise of 10,000 options and the issuance of 567,857 shares in a private placement in the summer of 2003.

Power generation revenues were $53,364,615 in 2003 and $54,983,934 in 2002, a decrease of approximately 3%. In August 2003, we experienced an unexpected shut down of the Scrubgrass plant. This shut down, caused by a blown transformer during a severe electrical storm, reduced revenues by approximately $2,000,000. However, a 5% increase in power rates in 2003 and improved production capacity before and after the outage helped mitigate these losses. A key performance metric at the Scrubgrass plant is capacity factor. This metric is defined as the number of kilowatt hours of generation divided by the maximum kilowatt hours of generation possible. We operated at an 86.6% capacity factor in 2003 as compared to 91.3% capacity factor in 2002 due to the unexpected shutdown.

This decrease in overall power generation revenues was also attributable to a decrease in the component of power generation revenues recorded as a result of the straight-line accounting treatment of revenues under the power sales agreement which amounted to $5,121,732 in 2003 and $6,543,998 in 2002.

Operating expenses increased to $25,123,425 for 2003 from $24,139,819 for 2002 and all pertained to Scrubgrass. The increase in operating expenses was primarily due to:

•	higher repair and maintenance costs due to the August outage of $814,950;

•	higher fuel expense from cost escalations in certain fuel supply agreements of $322,509;

•	increased NOx reduction expenses of $153,731; and

•	higher labor and labor-related costs of $51,202.

These increases were partially offset by decreases in operating bonuses, repairing rather than replacing a Buzzard plant component, and improvements in fuel quality that reduced ash costs.

Lease expenses decreased to $22,382,152 for 2003 from $25,291,293 for 2002. The decrease was primarily due to a decrease of $2,408,824 in additional rent paid to the lessor, which amounts to 50% of the net available cash flows from Scrubgrass, and to a decrease in interest expense. The average rate on the lessor’s outstanding bonds dropped to 1.04% in 2003 from 1.49% in 2002 resulting in a decrease of $963,819 in interest and fees. These decreases in lease expenses were partially offset by an increase in scheduled principal payments for the Scrubgrass debt of $2,702,253 which were billed to us under the terms of the lease and a decrease in lease expenses recorded as a result of the straight-line accounting treatment of lease expenses under the Scrubgrass lease, which amounted to $5,121,732 in 2003 and $6,543,998 in 2002.

General and administrative expenses, excluding non-cash compensation, increased to $5,644,084 for 2003 from $5,605,500 for 2002. The increase was primarily due to increases in our labor expenses of $828,363, as a result of hiring relating to the development of Microgy.

Interest expense increased to $351,755 for 2003 from $141,526 for 2002. The increase was due primarily to the $216,160 of interest related to the ArcLight loan of $3,700,000 that is secured by the future cash flows from the Scrubgrass plant.

We earned net proceeds of $2,428,200 from the sale of NOx credits in 2002. Our NOx credits are discussed further under Liquidity and Capital Resources. No such sales occurred in 2003.

For 2003, we had an income tax benefit of $25,925 compared to income tax expense of $857,274 for 2002. The decrease was primarily due to a decrease in income before taxes in 2003, offset by a $418,717 increase in the valuation allowance for deferred tax assets.

Comparison of the Years ended December 31, 2002 and 2001

Our net income decreased to $1,138,383 for 2002 from $1,679,331 in 2001. The decrease in net income was primarily due to increases in operating, lease, general administrative and depreciation and amortization expenses.

The effect of these changes was partially offset by an increase in power generation revenues, other income and a decrease in income tax expense.

Basic earnings per common share decreased to $0.38 per common share in 2002 from $0.83 per common share in 2001. The decrease was primarily due to a decrease in net income and an increase in the weighted average common shares outstanding. Diluted earnings per common share decreased to $0.38 per common share in 2002 from $0.79 per common share in 2001. The decrease was primarily due to a decrease in net income and an increase in the weighted average common shares outstanding. The weighted average common shares outstanding increased in 2002 due to the issuance of additional shares for the acquisition of Microgy during the second half of 2001 and the 297,142 shares, including 148,571 treasury shares, sold in a private placement in 2002.

Power generation revenues increased to $54,983,934 for 2002 from $53,518,000 in 2001 and all pertained to Scrubgrass. The increase in power generation revenues was primarily due to:

•	greater output from the Scrubgrass facility; and

•	a 5% increase in certain rates billed to Penelec under the terms of the power sales agreement.

Scrubgrass operated at 91.3% of its capacity in 2002 as compared to 91.2% for 2001. The improvement in the capacity rate occurred primarily because of fewer unplanned shutdowns to respond to equipment malfunctions and utility curtailments.

This increase in overall power generation revenue was partially offset by a decrease in the component of power generation revenue recorded as a result of the straight-line accounting treatment of revenues under the power sales agreement which amounted to $6,543,998 in 2002 and $7,460,852 in 2001.

Operating expenses increased to $24,139,819 for 2002 from $23,681,081 in 2001 and all pertained to Scrubgrass. The increase in operating expenses was primarily due to:

•	higher fuel expense from cost escalations in certain fuel supply agreements, changes in fuel mix and the quality of fuel sources, and improvement in facility output totaling $404,853; and

•	higher operator fees pursuant to the terms of the operations and maintenance agreement of $74,527;

These increases were partially offset by a decrease in labor, and labor related costs.

Lease expenses increased to $25,291,293 for 2002 from $24,705,813 in 2001. The increase was primarily due to:

•	increases in scheduled base equity rents of $1,655,657; and

•	a increase in additional rent of $3,043,235 paid to the lessor, which amounts to 50 percent of the net available cash flows from Scrubgrass, as a result of increases in available cash flows from Scrubgrass.

These increases in lease expenses were partially offset by:

•	a decrease in lease expenses recorded as a result of the straight-line accounting treatment of lease expenses under the Scrubgrass lease which amounted to $6,543,998 in 2002 and $7,460,852 in 2001;

•	a decrease of $334,012 in scheduled principal payments for the Scrubgrass debt which were billed to us under the terms of the lease; and

•	a decrease of $2,801,566 in the lessor’s loan costs, which are passed along to us as a lease expense, due to lower average interest rates on the tax exempt bonds and variable rate term loans and reduced outstanding balances on the Scrubgrass debt.

General and administrative expenses increased to $5,655,207 for 2002 from $3,973,025 in 2001. The increase was primarily due to an increase of $1,990,204 for Microgy general expenses. In 2002, we recorded expenses for a full 12 months, whereas in 2001 such expenses were only included for 5 1/2 months following our acquisition of Microgy on July 23, 2001. These expenses were related to Microgy’s business development and strategic planning and increases in our labor force for planned business expansion.

Interest income decreased to $47,753 for 2002 from $78,203 in 2001. The decrease was primarily due to lower average interest rates for investments.

Interest expense decreased to $141,526 for 2002 from $185,547 in 2001. The decrease was primarily due to lower variable interest rates.

Results for 2001 included $2,135,048 from the settlement of the Sunnyside litigation. No such settlements were received in 2002.

We earned net proceeds of $2,428,200 from the sale of NOx emissions credits in 2002. Our NOx credits are discussed further under Liquidity and Capital Resources. No such sales occurred in 2001.

Income tax expense decreased to $857,274 for 2002 from $1,373,454 in 2001. The decrease was primarily due to a decrease in income before taxes in 2002.

Quarterly Results of Operations

The following table sets forth items from our statements of operations for the last eleven quarters, as well as that data expressed as a percentage of our total revenues. This data has been derived from unaudited financial statements that, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. This information should be read in conjunction with the consolidated financial statements and the notes thereto and other financial information appearing elsewhere in this prospectus. We believe that period-to-period comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

	Quarters Ended
	9/30/04	6/30/04	3/31/04	12/31/03	9/30/03	6/30/03	3/31/03	12/31/02	9/30/02	6/30/02	3/31/02
	(in thousands except per share data)
REVENUES
Power Generation Revenues	$15,102	$11,603	$14,338	$14,352	$11,923	$12,554	$14,535	$14,210	$14,683	$11,977	$14,113
Product Sales	1,670	0	0	0	0	0	0	0	0	0	0
Total	$16,772	$11,603	$14,338	$14,352	$11,923	$12,554	$14,535	$14,210	$14,683	$11,977	$14,113

COSTS AND EXPENSES
Operating expenses	$7,043	$9,204	$6,281	$5,455	$6,020	$8,059	$5,589	$5,962	$5,564	$7,469	$5,145
Lease expenses	4,760	4,817	4,797	7,943	4,756	4,643	5,040	6,884	5,332	6,292	6,783
Cost of goods sold	1,670	0	0	0	0	0	0	0	0	0	0
General and administrative	1,491	1,554	1,323	1,206	1,705	1,288	1,445	1,546	1,774	927	1,358
Non-cash compensation expense	(451)	2,206	232	198	515	0	0	0	0	50	0
Depreciation and amortization	111	121	124	123	124	124	124	135	137	137	136
Total	$14,624	$17,902	$12,756	$14,925	$13,120	$14,114	$12,198	$14,527	$12,807	$14,875	$13,422

OPERATING INCOME (LOSS)	$2,148	$(6,299)	$1,582	$(573)	$(1,197)	$(1,560)	$2,337	$(317)	$1,876	$(2,898)	$691

OTHER INCOME (EXPENSE):
Interest income	$14	$10	$6	$6	$14	$5	$6	$15	$12	$12	$10
Interest expense	(181)	(179)	(208)	(216)	(89)	(22)	(25)	(31)	(41)	(40)	(30)
Amortization of deferred gain	77	77	77	77	77	77	77	77	77	77	77
NOx emission credits sales	0	0	0	0	0	0	0	0	0	0	2,428
Other income (expense)	0	0	0	4	(6)	4	0	(3)	0	1	2
Total	$(90)	$(92)	$(125)	$(129)	$(4)	$64	$58	$58	$48	$50	$2,487

INCOME (LOSS) BEFORE INCOME TAXES	$2,058	$(6,391)	$1,458	$(702)	$(1,201)	$(1,496)	$2,395	$(259)	$1,924	$(2,848)	$3,178

INCOME TAX (EXPENSE) BENEFIT	$305	$261	$(29)	$125	$453	$694	$(1,246)	$497	$(1,048)	$1,105	$(1,411)

NET INCOME (LOSS)	$2,363	$(6,130)	$1,429	$(577)	$(748)	$(802)	$1,149	$238	$876	$(1,743)	$1,767

WEIGHTED AVG SHARES OUTSTANDING:
Basic	4,871	4,409	3,822	3,784	3,482	3,113	3,116	3,126	2,943	2,863	2,893
Diluted	5,288	4,409	4,277	3,784	3,482	3,113	3,118	3,142	2,958	2,863	2,896

EARNINGS (LOSS) PER COMMON SHARE
Basic	$0.48	$(1.39)	$0.37	$(0.16)	$(0.21)	$(0.26)	$0.37	$0.08	$0.30	$(0.61)	$0.61
Diluted	0.44	(1.39)	0.33	(0.16)	(0.21)	(0.26)	0.37	0.08	0.30	(0.61)	0.61

	Quarters Ended
	9/30/04	6/30/04	3/31/04	12/31/03	9/30/03	6/30/03	3/31/03	12/31/02	9/30/02	6/30/02	3/31/02
	(as a percentage of total revenues)
REVENUES
Power Generation Revenues	90%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Product Sales	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

COSTS AND EXPENSES
Operating expenses	42%	79%	44%	38%	50%	64%	38%	42%	38%	62%	36%
Lease expenses	28%	42%	33%	55%	40%	37%	35%	48%	36%	53%	48%
Cost of goods sold	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
General and administrative	8%	13%	9%	8%	14%	10%	10%	11%	12%	8%	10%
Non-cash compensation expense	(3)%	19%	2%	1%	4%	0%	0%	0%	0%	0%	0%
Depreciation and amortization	1%	1%	1%	1%	1%	1%	1%	1%	1%	1%	1%
Total	87%	154%	89%	104%	110%	112%	84%	102%	87%	124%	95%

OPERATING INCOME (LOSS)	13%	(54)%	11%	(4)%	(10)%	(12)%	16%	(2)%	13%	(24)%	5%

OTHER INCOME (EXPENSE):
Interest income	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Interest expense	(1)%	(2)%	(1)%	(1)%	(1)%	0%	0%	0%	0%	0%	0%
Amortization of deferred gain	0%	1%	1%	1%	1%	1%	1%	1%	1%	1%	1%
NOx emission credits sales	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%
Other income (expense)	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Total	(1)%	(1)%	(1)%	(1)%	0%	1%	0%	0%	0%	0%	18%

INCOME (LOSS) BEFORE INCOME TAXES	11%	(55)%	10%	(5)%	(10)%	(12)%	16%	(2)%	13%	(24)%	23%

INCOME TAX (EXPENSE) BENEFIT	2%	2%	(0)%	1%	4%	6%	(9)%	3%	(7)%	9%	(10)%

NET INCOME (LOSS)	13%	(53)%	10%	(4)%	(6)%	(6)%	8%	2%	6%	(15)%	13%

The trends discussed in the period-to-period comparisons above generally apply to the results of operations for our ten most recent quarters.

We expect to experience significant fluctuations in future quarterly operating results that may be caused by many factors, including, among other things, the progress of Microgy’s business plan, the effects of competition, market acceptance of our products, the mix of our products and services sold, demand for our products or the timing of customer acceptance of our products, changes in the level of our operating expenses, general economic conditions and the factors set forth under “Risk Factors” beginning on page 6 of this prospectus. Due to these and other factors, our quarterly revenues and operating results are difficult to forecast accurately.

Liquidity and Capital Resources

Operating Activities

For the nine months ended September 30, 2004, cash used for operating activities was $4,223,257, compared to cash used for operations of $3,672,122 for the 2003 period. The only source of cash from operating activities for the nine months ended September 30, 2004 was power generation revenues from Buzzard, which as discussed above is used to repay the ArcLight loan.

We reported a net loss of $2,337,988 for the nine months ended September 30, 2004. The following adjustments need to be considered in order to reconcile our net income for the period to our net cash provided by operating activities:

•	Depreciation and amortization—Depreciation and amortization for the nine-month period was $356,844. This amount included $139,125 from technology rights, $111,753 from lease rights, $14,850 from refinancing costs and $91,116 from property, plant and equipment.

•	Amortization of deferred gain—Our deferred gain, net, amounted to $3,623,825 as of September 30, 2004 as compared to $3,855,133 as of December 31, 2003. The decline of $231,308 is due to the amortization of the deferred gain related to the Scrubgrass project, which is being amortized on a straight-line basis over 22 years, and is a non-cash credit to income.

•	Accrued interest—We accrued $171,187 of interest related to the ArcLight loan and added it to the principal balance.

•	Non-cash stock-based compensation—Our net income includes the effect of non-cash stock-based compensation totaling $1,987,737 for the nine months ending September 30, 2004.

•	Receivables—Receivables from utility increased to $14,557,892 because of a contracted increase in the payment terms from Penelec on power generation revenues at Scrubgrass. Microgy receivables increased to $1,805,015.

•	Fuel inventory—Fuel inventory at Buzzard increased to $762,588 on September 30, 2004 from $485,021 on December 31, 2003 due to changes in the fuel mix and in fuel sites.

•	Other current assets—Other current assets, related to prepaid insurance and other prepaid expenses, increased to $211,544 on September 30, 2004 from $194,104, on December 31, 2003.

•	Accounts payable and other current liabilities—Accounts payable, accrued expenses, and other current liabilities decreased by $570,057.

Investing Activities

Our cash provided by investing activities was $21,036 for the nine months ending September 30, 2004 compared to cash used by investing activities of $789,684 for the same period in 2003. Our investing activities were concentrated primarily in the following areas:

•	Restricted cash—Our restricted cash balance decreased by $26,100. We are contractually required to make scheduled deposits to a restricted maintenance fund for Scrubgrass to ensure that funds are available in the future for scheduled major equipment overhauls. We are allowed to use restricted cash for major equipment overhauls subject to certain restrictions. We are required to make deposits to the restricted major maintenance fund of $91,520 per month through April 2005. The required monthly payment is subject to possible recalculation after each annual maintenance outage to ensure that funds are sufficient to cover the long-term schedule of major equipment overhauls.

•	Property, plant and equipment—We had property plant and equipment expenditures of $5,064 for the nine months ended September 30, 2004 compared to $7,269 for the nine months ended September 30, 2003.

Financing Activities

Our cash provided by financing activities was $4,275,820 for the nine months ended September 30, 2004, as compared to $6,081,008 for the nine months ended September 30, 2003. We offer the following information concerning the financing activities for our business:

•	Dividend payments to preferred stock of subsidiary—Buzzard paid dividends of $3,750 to its preferred stockholder during the first three quarters of 2004 and 2003.

•	Debt repayments—We repaid $624,188 of accrued interest and principal related to the ArcLight loan for the nine months ended September 30, 2004 (see Note G above).

•	2004 Private Placement—We issued 1,007,142 shares of stock and 503,571 warrants to purchase stock as a result of the 2004 Private Placement. The net proceeds from this offering totaled $5,068,019.

•	Working capital loan for Scrubgrass—Buzzard may borrow up to $4,000,000 under a Lessee Working Capital Loan Agreement with the lessor of Scrubgrass for ongoing working capital requirements of this project. The outstanding borrowings under this loan were $2,221,000 as of September 30, 2004 and $2,433,261 as of December 31, 2003. Under the existing terms of this loan, we were required to pay the outstanding balance to zero for a minimum of twenty days during 2004 and 2003. We have met the pay down requirement for this loan for 2004 and 2003.

Cash Flow Outlook

During 2005, we expect to fund our business activities principally from available cash balances, investment earnings, raising additional debt at Microgy, and the sale of the first products based upon Microgy’s technology. We plan to complete the sale of two facilities in the first quarter of 2005 and complete the sale of six additional facilities by year-end. These sources of cash would not, however be sufficient to cover all of our operating expenses and current contractual obligations for 2005 without additional equity funding, such as that contemplated by this offering. We do not expect to receive cash from the operations of Buzzard (because such cash, if any, will be used to repay interest and principal on the ArcLight loan), nor proceeds from the sale of NOx emission credits, nor from any pending litigation, as we have in the past.

On September 30, 2004, our unrestricted cash balance was $1,518,469 as compared to $1,444,870 as of December 31, 2003. Our restricted cash balances were $1,528,208 and $1,554,308 at the respective dates. As discussed further under investing activities, we are allowed to spend restricted cash to fund the cost of major equipment overhauls at Scrubgrass subject to certain restrictions.

During the nine months ended September 30, 2004, we received distributions of $997,500 from Scrubgrass, which is less than our distributions of $1,710,000 during the same period in 2003. This decrease is due to the repayment of working capital at Scrubgrass and increased operating costs. All of the distributions, which are managed by J.P. Morgan, have been used to repay interest of $367,361 and principal of $453,001 on the ArcLight loan, described above. All distributions in 2004 will be used to satisfy the same debt obligation.

Our present business strategy generally anticipates the outright sale of facilities; however, in some circumstances, we expect that Microgy may own projects. We anticipate that, to the extent Microgy is the owner of projects, project financing may be obtained in the form of a credit facility with one or more lenders, the sale of tax exempt or taxable bonds to investors or equity or other financing. We cannot assure you that Microgy or any other prospective project owner will be able to secure project financing in the amount required to fulfill any development or construction requirements, that project financing will be obtained in time to meet such requirements, or that any such proposed project financing, if obtained, will be on terms acceptable to Microgy or any other prospective project owner. However, to the extent Microgy is the owner of projects, Microgy will need to obtain financing to allow it to develop and construct such projects.

Sale of NOx Credits—Under applicable environmental laws and regulations, Scrubgrass needed to achieve certain seasonal nitrogen oxide emission levels beginning on May 1, 1999, and was also required to achieve reduced emission standards by May 2002. Due to the efficient design of the Scrubgrass facility, Scrubgrass met the 1999 requirements without any modifications to the facility. During 1999, we made capital improvements of $811,568 to the Scrubgrass facility, which enabled Scrubgrass to meet the stricter standards in 2002. By making improvements to the facility before 2002, we anticipated that we would not require a portion of our future NOx Credits to maintain our compliance with the applicable regulations. Consequently, we sold our anticipated excess NOx Credits in recent years and used the proceeds to finance the capital improvements and generate additional cash flows for operations. We expect to comply with all material environmental regulations for the foreseeable future without any additional material modifications to the Scrubgrass facility. Recently, we received our next award of NOx Credits for the ozone seasons in 2002 through 2007. Similar to prior years, we expected that we may not require a portion of these future NOx Credits to maintain our compliance with the applicable regulations and sold the anticipated excess NOx Credits in 2002 for $2,428,200. We did not have such sales in 2003 and do not anticipate the sale of NOx Credits in 2004.

Loss of Status as a QF Facility—The Scrubgrass plant operates as a qualifying facility or QF. The loss of the QF status could trigger defaults in the project’s power sales agreement. Therefore, Buzzard would most likely have to sell power at the prevailing market rates that are much lower than the rate outlined in the power sales agreement. This event would not affect our liquidity in 2004 because all of the distributions in 2004 will be required to repay the ArcLight loan. However, it would have an effect on future years. Nevertheless, our exposure would be limited to the assets of EPC Corporation and Buzzard.

Quantitative and Qualitative Disclosures about Market Risk

Our most significant market risk exposure is changing interest rates, which may affect our short-term investments, debt and certain of our lease expenses. We offer the following information about these market risks:

Short-term investments

We invest cash balances that are in excess of our normal operating requirements in short term investments generally with maturities of three months or less. Because of the short duration of these investments, we do not believe our short-term investments are subject to material market risk.

Debt

We have borrowings that bear interest at variable rates that are based on LIBOR. We monitor market conditions for interest rates and, from time to time, enter into interest rate swaps to manage our interest payments. The interest rate swaps have the effect of converting the variable rate borrowings to fixed rate borrowings for specified time periods.

Lease Expense

As a lease cost of the Scrubgrass plant, we are required to fund the lessor’s debt service which consists primarily of borrowings which bear interest at variable rates based on either quoted bond rates or LIBOR. The manager of Scrubgrass monitors market conditions for interest rates and, from time to time, enters into interest rate swaps to manage the interest payments for Scrubgrass. The interest rate swaps have the effect of converting the variable rate borrowings to fixed rate borrowings for specified time periods.

As of September 30, 2004, the aggregate outstanding balance of our variable rate debt obligations was $2,221,000 and the aggregate outstanding balance of the lessor’s variable rate debt obligations, which are passed along to us as a lease expense, was $135,600,000. Based on these balances, an immediate change of one percent for the variable interest rates would cause a change in interest expense of $22,210 and lease expense of $1,356,000. Our objective in maintaining these variable rate borrowings is to achieve a lower overall cost when compared to fixed-rate borrowings. We believe the lessor has the same objective for maintaining their variable rate borrowings.

BUSINESS

Company Overview

We are a developer, owner and operator of renewable energy production facilities, with the ability to produce energy at a stable, predictable cost that is at or below the cost of most power sources. Our production facilities produce energy from environmentally harmful waste materials, allowing us to generate environmental benefits with significant social and economic value. Our principal operating subsidiary, Microgy Cogeneration Systems, Inc., referred to as Microgy, is a developer of renewable gas facilities, with the ability to capitalize on the value of the gas produced by its facilities in a number of ways, including the direct sale of biogas or pipeline-grade methane, utilizing the gas for thermal energy in a variety of industrial or agricultural processes and for the generation of electricity. In addition, our facilities, through their utilization of various waste materials as fuels, generate environmental benefits with significant social and economic value and also provide a valuable waste management solution for farms and other producers of organic wastes, such as those in the food industry.

Unlike many renewable energy sources, our projects are intended to be profitable without the need for subsidies or other governmental assistance. Nevertheless, a number of additional revenue streams may be available to further enhance our project economics, including, for example, tax credits, renewable energy credits, pollution offset credits and sales of residual products. We believe that a number of factors, including rising energy prices, increasing desire for renewable energy sources and more stringent environmental and waste management requirements, will continue to provide a favorable market environment for our business.

Today, we have two operating subsidiaries:

•	Microgy, which we acquired in 2001, is a developer of facilities for the production and commercial application of methane-rich biogas. Microgy is the owner of an exclusive North American license to a proven European anaerobic digestion technology that we believe is superior to other digestion technologies. Using this technology, Microgy develops, sells and will own and operate facilities that produce biogas from agricultural and food industry wastes. This biogas can be used to produce renewable electrical energy, thermal energy, pipeline-grade methane or marketable biogas, as well as other useful by-products. In furtherance of its business plan, Microgy is currently

•	commencing operation of its first anaerobic digester facility pursuant to its relationship with Dairyland Power Cooperative, which will produce gas for the generation of electricity;

•	constructing two other facilities pursuant to the Dairyland relationship, with an additional two facilities nearing completion of the permitting process; and

•	negotiating with The Scoular Company, a major supplier of animal feeds and other agricultural products, with respect to the development of the first facilities under its project development agreement with Scoular at four committed farms, where a Microgy system will provide gas to fire an industrial dryer for the production of Scoular’s proprietary animal feed.

•	Buzzard Power Corporation, referred to as Buzzard, is the owner of a leasehold interest, which extends through 2016, in an approximately 83 megawatt electrical generating facility, referred to as Scrubgrass. This facility generates electricity from coal mining wastes and has yielded over $50,000,000 in annual revenues to us over each of the last several years. On September 4, 2003, we entered into a financial arrangement with an affiliate of ArcLight Energy Partners Fund I, L.P., referred to as ArcLight, pursuant to which we borrowed $3,700,000, which is repaid from Scrubgrass’ cash flow.

While Buzzard has historically provided us with a reliable source of revenue, we have monetized much of Buzzard’s future net revenue stream through the transaction with ArcLight.

Microgy

Microgy Overview

In 2001, we acquired all of the common stock of Microgy, a privately held development-stage company based in Colorado. Microgy holds an exclusive license in North America for the development and deployment of a proprietary technology for the extraction of methane-rich biogas from animal wastes and other organic wastes. Microgy’s product is expected to provide certain farms, known as animal feeding operations, or AFOs, with a potentially profitable means of mitigating an existing waste management problem that affects both water and air quality. Federal and state agencies either have passed or may be in the process of passing regulations that require AFOs to implement changes to their current waste management practices.

While Microgy is seeking to help farmers meet their waste management needs, it is also seeking to produce profitable quantities of renewable energy. At current rates for conventional energy in many U.S. markets, Microgy’s systems can be profitable. Further, the energy output from Microgy’s systems may carry a premium price, as many states have either passed or may be in the process of promulgating legislation requiring utilities to obtain a certain percentage of their power from renewable sources. These factors not only support profitability for Microgy, but position Microgy as a potentially profitable solution to farmers’ waste management problems, while at the same time providing a new renewable energy source for utilities and other purchasers of gas. We believe that Microgy represents a substantial portion of the future potential growth of Environmental Power Corporation and, as such, we are investing substantially all our available resources, both financial and human capital, to take advantage of these opportunities.

The Microgy Market Opportunity

Microgy can generate profitable quantities of marketable, renewable gas from the great volume of animal and food wastes produced at or near large AFOs consisting primarily of cattle, dairy and swine farms. Microgy’s anaerobic digester facilities provide an animal waste disposal solution while also providing a renewable source of high quality biogas that can be used in a number of ways, including the generation of electricity, the production of thermal energy for use in a variety of industrial or agricultural processes or the direct sale of the biogas produced, either “as is” or refined to pipeline-grade methane. Increased interest in renewable energy sources, as well as a desire for energy not subject to commodity price fluctuations, drives demand for each of these uses of gas produced by Microgy’s systems. Also, increasingly stringent environmental regulations concerning handling of animal waste motivate demand for Microgy’s anaerobic digesters on AFO sites.

The ultimate opportunity to develop projects with Dairyland, Scoular or other strategic partners, as well as to manage and/or operate them profitably, depends on numerous factors, including the value that can be derived from the agricultural and energy markets described below.

Animal Waste Disposal

Microgy’s target markets include farmers, cooperatives, municipalities and other entities in dairy and swine farming regions in the United States. Specifically, these targets include large AFOs, defined by the United States Environmental Protection Agency, referred to as the EPA, as being comprised of approximately 700 or more dairy cows, or other entities seeking to provide a solution to air, odor and runoff pollution problems in their region. These AFOs face significant environmental pressures because the manure from their animals is among the largest remaining threats to water quality and is a source of air pollution.

In 1999, the United States Department of Agriculture, referred to as the USDA, and the EPA announced the Unified National Strategy for Animal Feeding Operations. Under the Unified National Strategy and subsequent implementing regulations, all large and medium AFO owners and operators must develop and implement comprehensive mineral pollutant control programs, known as Nutrient Management Plans, for proper management of the animal wastes produced at their facilities. Furthermore, in 2002, the EPA issued new rules to regulate manure run-off on farms, one of the nation’s leading causes of water pollution. We believe that the implementation of these Nutrient Management Plans and the need to comply with run-off regulations will require many farms to find alternative ways to manage their manure.

Furthermore, regulations are tightening at the state and local level. Since 1997, at least 19 states have acted to regulate manure management on AFOs. In addition to water quality pressures, large and medium AFOs today deal with considerable resistance to their operations, and particularly to their expansion plans, due to odor issues. Local resistance can sometimes take the form of zoning and local regulations designed to preserve local quality of life. We believe that these regulations are having the effect of stifling expansion and consolidation plans within the dairy and swine industries, a key factor in long sought productivity and profitability improvement.

We estimate that there are currently over 3,500 AFOs in the United States that are sufficiently large to merit a dedicated on-site installation of anaerobic digestion technology on the scale of a Microgy system to address their waste management problems. These large AFOs tend to be geographically concentrated, which facilitates efficient marketing campaigns as well as the arrangement of off-take of electricity, thermal energy, gas or other products.

Electricity

The market for electricity in the United States is characterized by increasing demand, especially for cleaner energy from resources that are not subject to the commodity price risk of natural gas or other fuel sources. Many power producers are also seeking distributed generating capacity, which enables them to diversify power sources, increase system reliability and avoid the line losses associated with the transmission of electricity over long distances. Microgy’s technology can be deployed economically down to the level of an individual farm, competitive with the cost of conventional sources of power, and without commodity fuel risk. As a result, we believe that projects based on Microgy’s technology will be an attractive source of distributed generating capacity. Microgy’s relationship with Dairyland is an example of Microgy’s efforts to address this market opportunity, and we believe it demonstrates the attractiveness of Microgy’s solution to power producers.

Thermal Energy

Thermal energy has numerous industrial applications, especially in the agricultural and food processing sectors, where, among other purposes, it is used for roasting or drying foodstuffs and animal feeds. Most enterprises that rely on processes driven by thermal energy are, however, dependent upon natural gas and, therefore, subject to the volatility and increases that have affected the supply of natural gas. Heavy users of thermal energy not only suffer generally when fuel costs increase but are often unable to protect their profitability from fuel cost volatility, when prices for their products are affected by unrelated market forces. Microgy’s technology is readily adaptable to numerous thermal energy applications. Because of the stable costs associated with the gas supplied by a Microgy system, consumers requiring a reliable supply of gas for use in producing thermal energy will also benefit from the technology. Microgy’s relationship with Scoular is an example of the use of Microgy’s technology to supply thermal energy at a stable cost for an industrial process heavily dependent on gas.

Gas

Natural gas prices have recently risen substantially due to considerable increases in demand for gas domestically and overseas. In the United States, gas prices have increased principally due to the fuel needs of the power plants that have been built in the past decade, as well as relatively limited increases in natural gas delivery capabilities. In addition, developing countries, including China and India, are becoming large consumers of natural gas, placing further pressure on demand. As a result, we believe that there exists a long-term market demand for gas production that avoids the price volatility of natural gas. Microgy’s systems produce biogas with a high percentage of methane. This biogas can be refined to pipeline-grade methane by processing it with scrubbing devices to remove carbon dioxide, sulfur compounds and other impurities. We are in discussions with a Texas-based company with experience in the oil and gas industry that specializes in the clean-up of so-called “dirty gas” to pipeline-grade methane.

Microgy’s Strategy

Our objective is to become a leader in the production and marketing of biogas and in the development of biogas resources. Key elements of our strategy include:

Capitalizing on the increasingly attractive gas market dynamics, by providing off-take customers with stable, long-term supplies of renewable gas that are not subject to price fluctuation. Demand for natural gas is projected to rise substantially over the next decade. Resource availability, cost and environmental considerations all favor growing reliance on gas in industrial applications and electricity generation as well as in the residential and commercial sectors. Further, as a result of limited production and delivery capabilities, users of gas are expected to face significant price increases, as well as the price fluctuations inherent in commodity gas. Also, there is growing demand for cleaner energy from renewable sources, driven by government incentive or mandate and by its increasing social attractiveness. Microgy intends to capitalize on the increasingly attractive gas markets by providing off-take customers with stable, long-term supplies of renewable gas that are not subject to price fluctuation.

Aggressively marketing our anaerobic digester facilities, which are a cost-effective tool to assist AFOs with complying with new and more stringent environmental regulations. A critical issue facing today’s dairy farmers is finding cost-effective solutions to their animal waste management problems. AFOs face increasingly stringent federal, state and local regulation of their animal waste management practices. This regulation increases their cost of operation and limits their ability to increase herd sizes in response to competitive pressures. We estimate that there are currently over 3,500 AFOs in the United States that are sufficiently large to merit a dedicated on-site installation of anaerobic digester systems of the size and type Microgy is developing, manufacturing and building. Microgy’s anaerobic digester systems help AFOs address their manure management compliance issues and, due to the significant economic value generated by Microgy’s systems, we can install these systems at low or no cost to the farmer. We intend to aggressively market our anaerobic digester systems by providing AFOs with a cost-effective tool to assist in complying with stricter environmental requirements.

Leveraging the value of our proven anaerobic digester technology, which we believe is superior to competing technologies. We are the owner of a perpetual and exclusive North American license for a proven anaerobic digester technology that we believe is superior to competing technologies. We believe that this proprietary technology creates significantly more methane-rich gas than other technologies, and can produce renewable energy at a cost lower than other sources of renewable, and even commodity, energy. To our knowledge, we are the only company in North America broadly pursuing installation of this type of anaerobic digester technology. We intend to vigorously market our anaerobic digester systems and the energy produced from those systems in order to further strengthen our market presence and solidify our first mover advantage. In addition, we intend to leverage our relationship with DBT, the licensor of our technology and a leader in anaerobic digestion, to continually refine the technology and address additional market opportunities.

Pursuing the advantages of our business model, in which we create and manage profitable renewable energy opportunities while alleviating the environmental pressures facing AFOs. We believe we are the only provider of anaerobic digesters that is aggressively pursuing a business model of creating and managing profitable renewable energy opportunities while simultaneously addressing AFOs’ environmental issues. We plan to build and operate anaerobic digester facilities and secure off-take contracts for the gas, electricity or other products produced by our facilities. Furthermore, by operating and maintaining the facilities ourselves, we can maximize gas production, ensure supply of required materials, allow the farmer to devote his attention to farming and generate additional revenue for our business. To our knowledge, many other suppliers of anaerobic digestion systems merely supply the equipment, and leave the ongoing operation of the system to the farmer. By pursuing our business model, we believe we can supply a compelling value proposition to AFOs and maximize value from gas production.

Continuing to expand the menu of off-take options for the digester systems we develop. The gas produced from a Microgy system can be devoted to numerous uses, such as the generation of electricity, thermal energy, or simply biogas or pipeline-grade methane for sale as a commodity. In our initial projects with Dairyland, for example, the gas is being used for the production of electricity for distribution onto a grid. We are also developing projects with Scoular, where the gas is being used to generate thermal energy for the production of animal feed. We are exploring other creative uses for the gas produced by our systems, and intend to continue to use this flexibility to develop new markets for our systems and their products.

Microgy’s Products and Services

Under the initial Dairyland projects, Microgy acts as a designer and builder of facilities, selling an anaerobic digester system to a farm, and a generating asset to Dairyland and providing construction financing. Under the projects we are developing with Scoular, on the other hand, Microgy, either alone or in with financial partners, would own the anaerobic digester facility and the associated feed processing facility. Scoular will supply Microgy with the feed formula and ingredients, and Microgy will process and supply the feed in exchange for an agreed upon processing fee, which is expected to be structured as a share of the profits of the facility with a minimum based primarily on the facility’s operating and financing costs.

Microgy will provide operations and management services, referred to as O&M services, for the facilities it deploys, freeing the farmer and the user of the gas from operating and maintaining the facilities. These O&M services will represent a recurring revenue stream to Microgy over the operational life of each facility, which may be 30 years or longer. Microgy will be able to provide many of these operations and management services remotely, by way of computerized monitoring and control systems.

Microgy’s Technology

Anaerobic digestion is a naturally occurring process in which microbes break down organic material into inorganic compounds in an environment devoid of molecular oxygen. Microgy’s process mixes animal manure with additional substrates, such as fats, oils and proteins derived from food industry wastes, under proprietary conditions. Methane is the main product of the resulting decomposition of this mixture, making up 60% to 70% of the resulting biogas. Other by-products of the digestion process can include fertilizers, bedding, compost and other bio-solid products.

At the heart of the Microgy system is the enhanced anaerobic digester system developed over the past 15 years by a private company in Denmark that currently has 28 similar plants operating throughout Europe. Whereas previous systems had principally focused on the environmental remediation aspects of digestion (and produced biogas as a side effect), the Microgy system is designed specifically to maximize biogas production.

Microgy’s system utilizes sophisticated equipment and control systems. This allows us to optimize the “formula” for digestion in each tank, maintain precise temperature control and carefully adjust the mixing rate. In addition, the Microgy system is composed of steel tanks and piping, which are durable and nonporous, allowing for calibration of the process within a controlled environment. Ongoing gas production and equipment operations therefore can be carefully managed. Perhaps most importantly, coupled with the technical advantages of the system is a suite of proprietary processes and “know how” to produce the highest levels of biogas production, resulting in the lowest costs per unit of input of any anaerobic digestion system known to Microgy.

Set forth below is a diagram of the Microgy anaerobic digestion process:

License Agreement with Danish Biogas Technology A/S

Microgy licenses its anaerobic digestion technology from Danish Biogas Technology A/S, referred to as DBT. DBT is 50% owned by Schouw & Co., a Danish public company and 50% by DDH Contractors A/S, a Danish engineering firm. DBT has been a leader in the development of this technology and has constructed 28 anaerobic digester facilities in Europe over the past 15 years. In Denmark, DBT’s anaerobic digesters have been successful in providing manure management and viable renewable energy for many years.

On May 12, 2000, Microgy entered into a licensing agreement with DBT that granted Microgy a perpetual and exclusive license in North America for the commercial development and use of certain proprietary technologies, including Microgy’s core anaerobic digestion technology. This license agreement was amended in April 2003 to further define certain support obligations of DBT and to amend the structure of the compensation payable to DBT for use of the license. According to the license as amended, DBT will receive fixed payments for engineering work and construction drawings and a licensing fee that is based on a percentage of the total cost for each project facility where the licensed technology is installed and operating.

The license, as amended, provides that if Microgy has not initiated construction on five projects by April 14, 2005, DBT will have the right but not the obligation to terminate the amendment and revert to the terms of the original license agreement. As compared to the amended license, the original license agreement provides lower cash payments to DBT upon completion of each project, an ongoing payment for consulting services for each project and a 5% equity position in each project in which Microgy retains an ownership interest. As Microgy has already initiated construction on three projects and is substantially ready to begin construction on two more, we believe that Microgy will have met the conditions for the continuation of the amended license terms by April 14, 2005. Microgy has no equity interest in the three projects that are in construction or in the two that we anticipate beginning construction on in the first quarter of next year. Therefore, a reversion to the original terms would improve Microgy’s economics on the first five projects, by reducing the engineering and licensing fee expense. However, Microgy believes that the current license terms are preferable, given Microgy’s future plans with respect to direct ownership of equity in its projects.

We believe that our relationship with DBT is good. Microgy is in close contact with DBT personnel on a regular basis regarding the design, construction and operation of our digesters. Furthermore, we are in discussions with DBT regarding expanding the nature of our cooperation in the United States. Currently, DBT has construction and engineering employees in the United States working with our employees constructing our first facilities.

Project Development Agreements

Dairyland Power Cooperative

In March 2003, Microgy executed a letter of intent with Dairyland Power Cooperative to create a strategic alliance for the deployment of Microgy’s anaerobic digester systems on dairy and swine farms in Dairyland’s service territory in the Midwest. Under this relationship, Dairyland will purchase the biogas produced from each farmer’s digester for its use in the distributed generation of clean, renewable electricity. Dairyland serves a five state region through member cooperatives in Wisconsin, Minnesota, Iowa, Illinois and Michigan.

To date, Microgy has executed agreements with affiliates of five farms for the construction of Microgy’s systems: Wild Rose Dairy, Five Star Dairy, Norswiss Dairy, Daley Farms Dairy and Bach Farms. Under the initial Dairyland projects, Microgy acts as a general contractor, designing and building an anaerobic digester system, which it sells to the farm, and a generator, which it sells to Dairyland. Dairyland and the farm are then parties to a biogas supply agreement, where the farm sells the biogas it generates to Dairyland on a “take or pay” basis, which Dairyland then uses to generate electricity to suit its own needs. Microgy is providing the construction financing for the digester portion of these first projects, with such financing repaid solely by recourse to the revenues received by the farms from the sale of biogas to Dairyland, and is paying for licensing fees, construction, permitting, engineering, and other general expenses related to the projects. In December 2004, Microgy completed construction of the anaerobic digester system at the Five Star Dairy facility in Elk Mound, Wisconsin, and anticipates completing installation of the generating equipment and producing gas from that facility in the first quarter of 2005. In addition, Microgy is nearing the completion of construction at Norswiss and Wild Rose. Microgy expects to begin construction on the facilities at Daley Farms and Bach Farms in the first quarter of 2005, weather permitting.

In the third quarter of 2004, Microgy recognized its first revenues of $1,670,306 in relation to the Dairyland projects. We are recognizing revenues associated with the construction of three of the five farm projects that we signed under the Dairyland agreement using the percentage of completion method. However, due to our relative inexperience with the construction of projects of this kind, we are currently limiting our revenue recognition to an amount equal to our cost of construction, thereby not recognizing any gross profit until the project sale process is complete. Once we have a proven track record of successfully completing projects of this kind, we intend to move to the standard percentage of completion method of revenue recognition and recognize a prorated share of gross profit each period we record revenue. We began billing Dairyland for construction costs in August 2004.

The Scoular Company

In March 2004, Microgy entered into a project development agreement with Scoular. Under our agreement with Scoular, we expect to install, at mutually agreeable locations, up to 50 systems utilizing Microgy’s technology for production of biogas for the operation of feed processing and drying facilities. Microgy will be responsible for the construction and operation of projects developed under the agreement. Scoular will be responsible for supplying additional substrates for digestion, the raw ingredients for feed processing, paying the project owner a processing fee and marketing the feedstocks produced. The projects we develop under the Scoular relationship may be owned by Microgy, the host farm, Scoular or a combination of the foregoing and other investors. Currently, Microgy has entered into agreements with four farms under this business model, including three in California and one in Idaho. These agreements remain subject to the execution of a definitive agreement between Scoular and Microgy regarding the economic terms of each of these projects. Microgy expects in many cases to seek third party debt or equity financing for the deployment of these facilities.

Other Agreements

We have signed memoranda of understanding with the Vermont Public Power Supply Authority and, in California, the Lodi Electric Utility, and the Merced Irrigation District and Gallo Farms, to develop projects based on Microgy’s proprietary anaerobic digestion technology. All of these agreements are non-binding and the actual completion of any projects under these agreements may not occur.

Buzzard

Buzzard is a subsidiary of our wholly owned subsidiary, EPC Corporation. Buzzard leases the Scrubgrass plant from Scrubgrass Generating Company, L.P. The Scrubgrass plant, located on a 600-acre site in Venango County, Pennsylvania, is an approximately 83 megawatt waste coal-fired electric generating station. The following table describes the key participants in the Buzzard plant and their relationship and responsibilities:

Entity	Relationship
EPC Corporation	Owns Buzzard Power Corporation
Buzzard Power Corporation	Holds the lease rights to the Scrubgrass plant and all principal project agreements
U.S. Operating Services Company	Operates the Scrubgrass plant
Pennsylvania Electric Company or Penelec	Purchases energy from Scrubgrass
FirstEnergy Group	Parent of Penelec
NEGT, Inc.	Parent of U.S. Operating Services Company

Buzzard’s lease commenced on June 30, 1994 and provides for a term of 22 years with a renewal option for up to 3 years. Under the lease, Scrubgrass Generating Company assigned to Buzzard all principal project agreements and its rights and obligations under such contracts including the following:

•	power purchase agreement;

•	management services agreement;

•	operating and maintenance agreement;

•	limestone supply agreements;

•	ground lease agreements;

•	fuel agreements;

•	transportation; and

•	materials handling agreements.

We have pledged Buzzard’s common stock to the Scrubgrass Generating Company as security for Buzzard’s performance of its obligations as lessee. PG&E National Energy Group, a wholly owned indirect subsidiary of NEGT, Inc., which in turn is a wholly owned indirect subsidiary of PG&E Corporation, manages the Scrubgrass plant under a Management Services Agreement.

U.S. Operating Services Company operates the Facility pursuant to a 15-year operating and maintenance agreement. Under the terms of this agreement, the U.S. Operating Services can incur a liability not to exceed its management fee if it does not achieve certain targeted output performance levels.

Buzzard sells all of its electric output to Pennsylvania Electric Company, known as Penelec, a subsidiary of FirstEnergy Group, under a 25-year power sales agreement, which commenced in June 1993. Under this contract, except for amounts sold above certain hourly and annual limits, all power is sold at fixed rates that initially averaged 4.68 cents per kilowatt hour and escalate by 5% annually through 2004. For years 2005 through 2012, the agreement provides for a rate equal to the greater of a scheduled rate, as adjusted to reflect actual inflation during the contract term compared to the prior 5% annual adjustment, or a rate based on the PJM Billing Rate. The PJM Billing Rate is the monthly average of the hourly rates for purchases by the FirstEnergy Group from, or sale to, the Pennsylvania-New Jersey-Maryland Interconnection. For years 2013 through 2015 and 2016 through 2018, if Buzzard exercises the renewal term option, terms of the power purchase agreement applicable during these prospective periods will apply. The agreement provides for a rate equal to the lower of the average monthly PJM Billing Rate or the rate paid for calendar year 2012 adjusted annually by the percentage change in the Gross National Product Deflator less one percent.

Buzzard deposits all revenues earned under the power sales agreement into an account administered by a disbursement agent. Before Buzzard can receive cash from the operation of the Scrubgrass plant, Buzzard must first satisfy all operating expenses, base lease payments, restricted cash deposits, and other subordinated obligations. Buzzard’s base lease payments consist of Scrubgrass Generating Company’s debt service, equity repayment, base return on equity and related expenses. Buzzard must also pay to Scrubgrass Generating Company additional rent of 50% of the net cash flows Buzzard receives from the operation of the Scrubgrass plant. We are not required to fund Buzzard’s operating losses, or otherwise invest further from sources outside of the Scrubgrass plant.

The debt obligations for Scrubgrass Generating Company and Buzzard are described under “Risk Factors—Risks Related to Buzzard—A large increase in interest rates may adversely affect our operating results” appearing on page 10 of this prospectus.

Scrubgrass Generating Company or Buzzard pays interest on these obligations at either quoted rates for tax-exempt debt, rates fixed by swap agreements for taxable debt, or rates for taxable debt that are based on LIBOR. On December 22, 1995, Scrubgrass Generating Company entered into an interest rate swap arrangement that fixed the LIBOR component for the life of its swap rate term loan at 6.4225%. As a result, the interest rate for the swap rate term loan was fixed at 7.5475% through 2001 and at 7.6725% for its remaining term. This swap rate term loan and the other lease obligations of Buzzard are not debt obligations of Buzzard and are not recorded on our balance sheets.

Under the terms of the loan agreements, Buzzard is subject to various customary financial and operating covenants with the most critical being debt service coverage. It is required to maintain a 1.20 coverage ratio defined as all cash from revenues minus all operating expenses divided by principal and interest payments. As of December 31, 2003 and 2002, we were in compliance with all such covenants.

The Environmental Protection Agency and the Pennsylvania Department of Environmental Protection granted Nitrogen Oxide Ozone Transport Region Budget Allowances, or NOx Credits, to Buzzard based on factors that primarily pertain to the design and operation of the Scrubgrass plant. Buzzard is required annually to maintain NOx Credits that equal or exceed the quantity of its nitrogen oxide emissions during a seasonal period known as an ozone season. If the Scrubgrass plant’s nitrogen oxide emissions exceed its available NOx Credits, Buzzard would be subject to fines by such agencies. During 1999, Buzzard installed machinery, costing $811,568, which has significantly reduced its nitrogen oxide emissions. Accordingly, we anticipate that Buzzard may not require a portion of its future NOx Credits to comply with the applicable regulations. NOx Credits are transferable and marketable. Buzzard has sold and may sell, from time to time, its projected excess NOx Credits or purchase additional NOx credits that are necessary to meet the applicable regulations. To date, we have entered into several agreements to sell and purchase, when necessary, NOx credits. We received net proceeds from these NOx Credit transactions of $0 in 2003, $2,428,200 in 2002, and $0 in 2001, which were reported as other income in our accompanying consolidated financial statements. The sale in 2002 was for NOx emission credits for the 2002 through 2007 ozone seasons.

Our wholly owned subsidiary, EPC Corporation, holds our investment in Buzzard as its sole asset. In September 2003, EPC Corporation obtained a $3,700,000 loan from an affiliate of ArcLight Energy Partners Fund I, L.P. This debt is secured by the stock of EPC Corporation. This loan incurs a 20% interest rate. All distributions from Buzzard are required to be used to repay this note. As an incentive fee for providing this note, we have also granted to ArcLight a participation right in a portion of the future distributions of Buzzard after the note has been repaid. ArcLight will receive half of the distributions after the note has been repaid in full and after EPC Corporation alone receives a total of $1,400,000 of distributions. This participation right will end on December 31, 2012. We are required to make payments only when we receive distributions. Any unpaid interest by the 15th of any month will be accrued and rolled into the principal. Nevertheless, we are required to make at least one payment of any amount within a 24-month period. As of the date of this filing, we have satisfied this requirement for the next 22 months.

Competition

Microgy

Microgy plans to generate revenue from the development, sale, and ownership of facilities that market renewable, “green” energy in addition to providing pollution control features to the agricultural markets. In the energy market, its competitors include traditional regulated utilities, unregulated subsidiaries of regulated utilities, energy brokers and traders, energy service companies in the development and operation of energy-producing projects as well as the marketers of electrical energy, equipment suppliers, providers of pollution control products or services, and other non-utility generators.

Microgy’s “green” competitors include other energy producers using biomass combustion, biomass anaerobic digestion, geothermal, solar, wind, new hydro and other renewable sources. These companies represent a significant class of competitors because they will compete with Microgy not only for electricity sales but also for sale of “green tags” and participation in various renewable portfolios and other programs.

In the agricultural markets, Microgy faces many forms of competition from other providers of pollution control. The most significant among these entities may include environmental engineers, providers of pollution control systems, and other developers of anaerobic digesters. Competition includes private companies, public companies, associations, cooperatives, government programs, such as AgStar, foreign companies, and educational pilot programs.

There are many companies that offer anaerobic digester systems. We believe that at least 60 companies offer complete systems or components to these systems in the U.S. market. Although we are unaware of any competitors pursuing a business strategy similar to Microgy’s, a number of competitors have more mature businesses and have successfully installed anaerobic digester systems in the United States.

Buzzard

Buzzard generates electricity using waste coal, an alternative energy source. Buzzard sells all of its electricity at rates established under a long-term power purchase agreement. With the exception of the risk that Penelec would seek and achieve judicial determination that it has a right to renegotiate the terms of the power purchase agreement, the sale of power from our existing facility is not subject to competition during the term of the power purchase agreement. However, because our contracted rates in the later years of the agreement are determined with reference to the Gross National Product Deflator, or GNPD, and future market conditions at the PJM western hub, the rate at which such power is sold after 2004 is influenced by competitive power rates in the region. Therefore, low wholesale energy rates during the later years of the power purchase agreement would adversely affect our profitability and could affect our results of operations and financial position.

Environmental Regulation

Our present and any future projects are and will be subject to various federal, state and local regulations pertaining to the protection of the environment, primarily in the areas of water and air pollution. Microgy intends to build plants in various states. These facilities will be subject to federal, state and local regulatory requirements in all the locations where they may operate.

In many cases, these regulations require a lengthy and complex process of obtaining and maintaining licenses, permits and approvals from federal, state and local agencies. We also have and will have significant administrative responsibilities to monitor our compliance with the regulations. As regulations are enacted or adopted in any of these jurisdictions, we cannot predict the effect of compliance therewith on our business. Our failure to comply with all the applicable requirements could require modifications to operating facilities. During periods of non-compliance, our operating facilities may be forced to shutdown until the compliance issues are resolved. We are responsible for ensuring the compliance of our facilities with all the applicable requirements and, accordingly, we attempt to minimize these risks by dealing with reputable contractors and using appropriate technology to measure compliance with the applicable standards. The cost of environmental regulation does and will continue to affect our profitability.

Microgy

Depending on the location of each individual plant, the federal Clean Water Act and state implementation plans of the federal Clean Air Act as described below may apply to Microgy’s projects. The state permitting process could involve lengthy delays and the purchase of offsets in order to counter-balance emissions.

The primary federal law affecting manure management on animal operations is the Clean Water Act, under which the National Pollutant Discharge Elimination System, or NPDES, program covers concentrated AFOs. Federal NPDES permits may be issued by the EPA or any state authorized by the EPA to implement the NPDES program. The EPA has certified 45 states to issue their own NPDES permits. Furthermore, in December 2002, the EPA issued new rules to regulate manure run-off on farms, one of the nation’s leading causes of water pollution. The new rules apply to an estimated 15,500 livestock operations across the country. These farms will need to obtain permits, submit an annual report, and develop and follow a plan that will ensure that measures are being instituted to minimize runoff from wastewater and manure. We believe that these requirements represent a significant opportunity for Microgy, insofar as a Microgy anaerobic digester system can play a useful role in any animal waste management program.

Microgy’s facilities may, in some cases, be considered distributed generation sites. Under the federal Clean Air Act, each distributed generation site with an installed reciprocating engine and generator is regulated under a state implementation plan developed in accordance with the Clean Air Act rules and regulations. The engine emissions at each site will be covered under a general statewide permit or a point source permit. In most regions, the engine emissions are considered a minor point source for both the general and specific permit, and no other emission control devices are required. However, in areas with air quality problems, such as California, more stringent regulatory requirements may apply. The engine emissions may be subject to additional state regulations not contained in a state’s implementation plan.

Buzzard

Buzzard’s Scrubgrass facility is subject to air quality regulations under the Clean Air Act. The Clean Air Act established air quality standards for certain pollutants including ozone, sulfur dioxide, nitrogen dioxide, particulate matter, carbon monoxide and lead. In particular, Title I of the Clean Air Act established the Northeast Ozone Transport Region, which includes 12 northeast states and the District of Columbia, to address the concentration of these pollutants in the Northeast. Ozone control is facilitated by the control of pollutant precursors, which are nitrogen oxides, or NOx, and volatile organic compounds. Certain electric generating facilities that use fossil fuels, including the Scrubgrass plant, are considered major sources of NOx emissions.

In recent years, the Pennsylvania Department of Environmental Protection, or PA DEP, established regulations that required reductions in NOx emissions. To administer these regulations, the PA DEP began allocating NOx allowances, referred to as NOx Credits, to certain facilities. A market-based trading system was established to allow companies with excess NOx Credits to trade with companies that required additional NOx Credits to meet the stricter requirements. The Scrubgrass plant, as a result of the efficiency of its original design and recent upgrades, meets the strictest emissions requirements. As a result, Buzzard has been able to benefit from the sale of NOx Credits. To date, we have sold credits through 2007 in anticipation of meeting the air quality standards for sulfur dioxide, nitrogen dioxide, particulate matter, carbon monoxide and lead during this period.

The Scrubgrass plant must also comply with various environmental regulations pertaining to water discharge as well as the handling and disposal of hazardous and non-hazardous wastes. Currently, the Scrubgrass plant employs special handling procedures for the transportation of its fuel, which is classified as a waste, from the waste sites to the Scrubgrass plant. Ash, which is a byproduct of the waste-coal combustion process, is removed from the Scrubgrass facility and returned to the original waste site, which is reclaimed in part by deposit of the ash along with the soil. Under existing regulations, ash is not classified as a hazardous waste. However, various environmental organizations have recently been lobbying for changes to the applicable regulations for the classification of ash. If there are changes to the waste classification of ash, our ash disposal costs may significantly increase which could have material adverse affect on our results of operations and financial position.

Energy Regulation

As participants in the energy marketplace, Microgy, Buzzard and the facilities they own and operate are and will continue to be affected by the complex matrix of federal and state regulation of the energy sector, including the federal Public Utility Regulatory Policies Act, the Public Utility Holding Company Act, the Federal Power Act and the regulation and oversight of state public utility commissions. Each of these areas is discussed in more detail below.

Public Utility Regulatory Policies Act

The Public Utility Regulatory Policies Act of 1978, or PURPA, and the regulations under PURPA by the Federal Energy Regulatory Commission, or FERC, have provided incentives for the development of cogeneration facilities and small power production facilities, which are power projects that use renewable fuels, generally have a capacity of less than 80 megawatts and meet certain ownership requirements. In general, PURPA requires utilities to purchase electricity produced by facilities using alternative fuels or from cogeneration facilities that meet the FERC’s requirements for certification as qualifying facilities, or QFs.

PURPA provides two primary benefits to QFs. First, QFs generally are relieved of compliance with extensive federal and state regulations that control the financial structure of an electric generating plant and the prices and terms on which electricity may be sold by the plant. Such regulations include the Public Utility Holding Company Act of 1935, or PUHCA, and the Federal Power Act, or FPA. Second, electric utilities are required to purchase electricity generated by QFs at a price that does not exceed the purchasing utility’s “avoided cost” and to sell back-up power to the QFs on a non-discriminatory basis. The term “avoided cost” is defined generally as the price at which the utility could purchase or produce the same amount of power from sources other than the QF. FERC regulations also permit QFs and utilities to negotiate agreements for utility purchases of power at rates other than the utilities’ avoided costs. While public utilities are not explicitly required by PURPA to enter into long-term power sales agreements, PURPA, as implemented in many states, has helped to create a regulatory environment in which it has been common for long-term agreements to be negotiated.

In order to obtain QF status under PURPA, any facilities that we might acquire or develop will be required to meet certain size, fuel and ownership requirements and/or co-generate. Specifically, a cogeneration facility must produce not only electricity, but also useful thermal energy for use in an industrial or commercial process for heating or cooling applications, while meeting certain energy efficiency standards. With respect to small power production facilities, there is generally no size limit, and the primary energy source of the facility must be biomass, waste, renewable resources, geothermal resources, or any combination thereof.

Our Scrubgrass plant is certified as a QF by the FERC. In addition, we believe that the facilities we would build or develop using Microgy’s licensed technology would also meet the qualifications required to be a QF. We endeavor to develop our projects and monitor compliance of existing projects with applicable regulations in a manner that minimizes the risks of any project losing its QF status. However, if a facility in which we have an interest should lose its status as a QF, the project would no longer be entitled to the exemptions from PUHCA and the FPA. Loss of QF status, among other things, could trigger certain rights of termination under the facility’s power sales agreement, the acceleration of indebtedness related to the facility, could subject the facility to rate regulation as a public utility under the FPA and state law and could result in Environmental Power Corporation inadvertently becoming an electric utility holding company regulated under PUHCA.

Under the Energy Policy Act of 1992, if a facility can be qualified as an exempt wholesale generator, or EWG, it will be exempt from PUHCA even if it does not qualify as a QF. Generally, an EWG is defined as any person who receives a determination from the FERC that it is engaged exclusively in the business of owning or operating all or part of one or more eligible facilities and selling electric energy at wholesale. As such, another potential response to the loss or potential loss of QF status may be to apply to have the project qualified as an EWG. However, assuming this changed status would be permissible under the terms of the applicable power sales agreement, rate approval from FERC would be required. To the extent applicable, the facility would also be required to cease selling electricity to any retail customers.

Public Utility Holding Company Act

Under PUHCA, any legal entity that owns or controls ten percent or more of the outstanding voting securities of a “public utility company” or a company which is a “holding company” for a public utility company is subject to registration with the Securities and Exchange Commission and regulation under PUHCA, unless eligible for an exemption. Generally, a holding company of a public utility company that is subject to such registration is required by PUHCA to limit its utility operations to a single integrated utility system and to divest any other operations not functionally related to the operation of that utility system. Approval by the Securities and Exchange Commission is required for most important financial and business dealings of a registered holding company. Most QFs under PURPA are not public utility companies under PUHCA.

The Energy Policy Act of 1992, among other things, amends PUHCA to allow EWGs, under certain circumstances, to own and operate non-QF electric generating facilities without subjecting those producers to registration or regulation under PUHCA. The effect of such amendments has been to enhance the development of non-QFs that do not have to meet the fuel, production and ownership requirements of PURPA. We believe that these amendments benefit us by expanding our ability to own and operate facilities that may not qualify for QF status. However, these amendments have also resulted in increased competition by making it easier for utilities to develop competing facilities that are not subject to the constraints of PUHCA.

Federal Power Act

Under the FPA, FERC is authorized to regulate the transmission of electric energy and the sale of electric energy at wholesale in interstate commerce. FERC regulation under the FPA includes approval of the disposition of jurisdictional utility property, authorization of the issuance of securities by public utilities, regulation of the rates, terms and conditions for the transmission or sale of electric energy at wholesale in interstate commerce, the regulation of interlocking corporate directors, officers, and officials, and a uniform system of accounts and reporting requirements for public utilities.

FERC regulations provide that a QF is exempt from regulation under many of the foregoing provisions of the FPA. However, QFs remain subject to limited FPA regulation concerning interconnection authority, transmission authority, transmission rates, information requirements, and emergency provisions. EWGs are not exempt from the FPA. Therefore, an EWG that makes wholesale sales of electricity in interstate commerce is subject to FERC regulation. However, many of the regulations that customarily apply to traditional public utilities have been waived or relaxed by FERC for power marketers, EWGs and other non-traditional utilities that have demonstrated that they lack market power in the region in which they are located. Such EWGs are often granted authorization to charge market-based rates, blanket authority to issue securities, and waivers of FERC’s requirements pertaining to accounts, reports and interlocking corporate directors, officers, and officials.

State Regulation

State public utility commissions, or PUCs, have historically had broad authority to regulate both the rates charged by, and the financial activities of, electric utilities operating in their states and to promulgate regulations for implementing PURPA. Because a power sales agreement generally is incorporated into a utility’s cost structure and its retail rates, power sales agreements with power producers, such as EWGs and QFs, are potentially subject to state regulatory scrutiny, including the process in which the utility has entered into the power sales agreement. Furthermore, independent power producers that are not QFs or EWGs are considered to be public utilities in many states. As such, these entities would be subject to broad regulation by a PUC, ranging from certificates of public convenience and necessity to regulation of organizational structure, accounting, and financial and other matters. In addition, because QF contracts are sometimes at rates that exceed current market rates for electricity, state PUCs sometimes encourage their regulated utilities to take certain actions to reduce the difference between the market price and the contract price. Such actions can include efforts to renegotiate or restructure the contracts, litigation or termination. States may also assert jurisdiction over the siting and construction of electric generating facilities including that associated with QFs and EWGs. States may further assert jurisdiction, with the exception of QFs, over the issuance of securities and the disposition, sale, or transfer of assets by these electric generation facilities. PUCs, pursuant to state legislative authority, may also have jurisdiction over how new federal initiatives associated with power production are implemented in each state. The actual scope of jurisdiction over independent power projects by state public utility regulatory commissions varies from state to state.

Employees

As of November 30, 2004, we had 18 employees, including executive officers and other marketing, finance, engineering and administrative personnel. Our employees are not represented by a collective bargaining agreement and we consider relations with our employees to be good.

Facilities

Buzzard leases the Scrubgrass facility, which is an approximately 83 megawatt waste coal-fired electric generating facility located on approximately 600 acres in Venango County, Pennsylvania. The payment terms of the lease are described in detail in our financial statements and the notes thereto appearing elsewhere in this prospectus.

We lease 2,818 square feet of office space for our corporate headquarters in Portsmouth, New Hampshire under a five-year lease with monthly payments of $5,520.

Microgy is a tenant-at-will for office space located in Colorado and Wisconsin with aggregate rents of $1,545 per month.

We are party to a lease for office space located in New York, New York at a cost of $3,000.00 per month, running for a term that commenced on January 4, 2004 and ends on May 31, 2005.

Legal Proceedings

We are not party to any legal proceedings.

MANAGEMENT

Executive Officers and Non-Employee Directors

The following tables show information regarding executive officers and non-employee directors of Environmental Power Corporation. We believe that each of our non-employee directors is “independent” within the meaning of applicable rules and regulations of the Securities and Exchange Commission and the American Stock Exchange.

Executive Officers

Name	Age	Title
Joseph E. Cresci	62	Chairman of the Board of Directors and Secretary

Kamlesh R. Tejwani	44	President, Chief Executive Officer and Director

Donald A. (Andy) Livingston	61	Executive Vice President and Director, and President, Microgy

R. Jeffrey Macartney	50	Chief Financial Officer and Treasurer

Non-Employee Directors

Name	Age	Title
John R. Cooper	57	President, Finance and Energy Advisory Services, LLC

Jessie J. Knight, Jr.	54	President and CEO, San Diego Regional Chamber of Commerce and Executive Vice President of Navillus Associates, LLC

August Schumacher, Jr.	61	Managing Director, SJH and Company.

Robert I. Weisberg	58	President and Chief Executive Officer, Alco Financial Services, LLC

Executive Officers

Joseph E. Cresci, a founder of our company, has served as our Chairman since inception in 1982 and as Chief Executive Officer from 1982 to July 2003. Previously, Mr. Cresci had held other senior management positions including CEO/Owner of a distribution business and President/COO of a subsidiary of a New York Stock Exchange listed company. Mr. Cresci holds an A.B. degree from Princeton University and a law degree from Cornell Law School and was a member of the Pennsylvania and Massachusetts bars. Currently, Mr. Cresci is a member of the Boards of Directors of the Wang Center for the Performing Arts and the Commonwealth Shakespeare Company and is an overseer of the Boston Lyric Opera and Huntington Theater Company, all in Boston, Massachusetts.

Kamlesh R. Tejwani became our President and Chief Executive Officer effective July 3, 2003. Mr. Tejwani served as President of Target Capital Corporation, a private equity firm, from May 1996 to June 2003. His responsibilities included structuring and implementing investments for an offshore investment fund and assisting operating companies in operational and strategic planning. From April 1990 until December 1995, he served as the Chairman and Chief Executive Officer of Air-Cure Technologies, Inc., a manufacturer and marketer of air pollution control systems.

Donald A. (Andy) Livingston, a director and a founder of our company, has served as our Executive Vice President since inception and as our President and Chief Operating Officer from September 1991 to July 2003. In addition, he serves as President and Chief Operating Officer of Microgy. Mr. Livingston was previously President and Chief Executive Officer of Green Mountain Outfitters, Inc., a manufacturer and distributor of industrial plastic parts. He has also been a partner in a financial services firm, Capital Resources, Inc., where he was involved in obtaining debt and equity funds.

R. Jeffrey Macartney has been our Chief Financial Officer since May 2002. Before joining Environmental Power, Mr. Macartney held a series of financial positions including Controller of Pitney Bowes Global Financial Services for four years from 1997 to 2001. Prior to Pitney Bowes, he worked as a business consultant from 1993 to 1997 and served as Senior Vice President of Finance and Administration for Bank Austria in San Francisco from 1989 to 1993.

Non-Employee Directors

John R. Cooper is President of Finance and Energy Advisory Services, LLC. Until 2002, Mr. Cooper was a founding member of the management team at PG&E’s National Energy Group (and predecessor companies). As Senior Vice President—Finance, Treasurer and Principal Financial Officer, he oversaw all aspects of structuring and arranging financing for National Energy Group’s projects, energy trading operations, mergers and acquisitions and equity sell-downs, and was responsible for all corporate finance, treasury and insurance activities. Previously, he spent eight years with Bechtel Financing Services, Inc., where he was responsible for structuring and arranging financing for large infrastructure and energy projects. He spent three years as chief financial officer of a European oil, shipping, banking and venture capital group in Geneva, Switzerland and was an Advisory Director on the Board of the Inter-Maritime Bank of Switzerland. He was an international banking officer with Continental Illinois Bank for four years, where he was responsible for lending activities to customers and governments in Francophone Africa. He is a former member of the Board of Directors of Criimi Mae (NYSE: CMM), a commercial mortgage-backed securities investment company, and is currently an Advisory Director of Republic Financial Corporation, a merchant bank in Denver. Mr. Cooper holds a bachelor’s degree from Trinity College (Connecticut), a master’s degree in development economics and international studies from the Johns Hopkins Nitze School of Advanced International Studies, and a master’s degree in finance from the Kellogg Graduate School of Management at Northwestern University.

Jessie J. Knight, Jr. is President and Chief Executive Officer of the San Diego Regional Chamber of Commerce and is Executive Vice President of Navillus Associates, LLC, a real estate development partnership located in San Francisco. From 1993 through 1998, Mr. Knight served as Commissioner of the California Public Utilities Commission as Managing Commissioner over the electric and telecommunication industries of the State. Mr. Knight was the Vice President of Marketing for the San Francisco Chronicle and San Francisco Examiner newspapers for seven years. He spent ten years in senior management positions in finance and marketing for the Dole Foods Company and as Director of Marketing for its U.S. and Canadian businesses and its Latin American operations. Mr. Knight serves on the boards of Blue Shield of California, Alaska Airlines, and Avista Corporation. He was former Vice Chairman of the World Affairs Council of California and was a standing member of the Council on Foreign Relations.

August Schumacher, Jr. has served as the third-highest ranking official in the United States Department of Agriculture in the Farm and Foreign Agricultural Service from 1997 to 2001. During this time, he was also President of the USDA’s Commodity Credit Corporation. Prior to his appointment, he directed the Department’s Foreign Agricultural Service. Earlier, Mr. Schumacher was the Senior Agricultural Project Manager for World Bank and also served as the Commissioner of Food and Agriculture for the Commonwealth of Massachusetts. He also serves as a consultant for W.K.K. Kellogg Foundation and directs the Washington office of the SJH and Company of Boston, Massachusetts.

Robert I. Weisberg is President and Chief Executive Officer of Alco Financial Services, LLC and the former President and Chief Executive Officer of Pro-Care Financial Group, Inc. He formerly held the position of President and CEO of Fleet Credit Corporation and as Executive Vice-President of Fleet Financial Group. A graduate of Northeastern University, he received the Executive Award from a joint program sponsored by Williams College and the Harvard Graduate School of Business. Past Chairman and President of the Commercial Finance Association, he is presently a member of the Commercial Finance Association’s Education Foundation. Mr. Weisberg is a trustee of the Monterey Mutual Fund and has served on numerous public, corporate and non-profit community boards. He is a Governing Member of the Reed Union School Board and Chair of Fundraising.

Key Microgy Employees

The following table shows information regarding key employees of Microgy:

Name	Age	Title
Albert R. Morales	36	Executive Vice President and Chief Operating Officer
Daniel J. Eastman	48	Senior Vice President for Business Development
Jeff Dasovich	43	Vice President of West Coast Operations
Clay G. Walton	50	Vice President of Project Operations
Steven J. Brunner	38	Vice President of Engineering

Albert R. Morales has been Microgy’s Executive Vice-President and Chief Operating Officer since May 2004. Before joining Microgy, Mr. Morales was a Vice President at Latona Associates, a private merchant bank, where he exercised a broad range of responsibilities for a $500,000,000 portfolio of businesses. At Latona, Mr. Morales was responsible for monitoring the performance of portfolio companies, overseeing critical project operations and maintaining an active corporate development program. Previously, Mr. Morales was an investment banker in the Industrial Manufacturing Group of ING Barings Furman Selz, providing advisory and capital-raising services to clients in the industrial sector. Mr. Morales began his career as a corporate attorney in the New York offices of Gibson, Dunn & Crutcher, where he participated in a variety of mergers and acquisitions and corporate finance transactions for clients in a broad range of industries. Mr. Morales graduated from Cornell University with a B.A. in economics, received a J.D. from Columbia Law School where he was a member of the Board of Editors of the Columbia Law Review, and received his M.B.A. from Columbia Business School.

Daniel J. Eastman has been Microgy’s Senior Vice-President for Business Development since October 1999. Prior to joining Microgy, Mr. Eastman was actively involved as a venture capitalist in funding small technology companies as a principal of the Milwaukee based Iron Block Partners, LLC investment fund. He has served both as a commissioner on the Wisconsin Public Service Commission and as the Securities Commissioner for the State of Wisconsin. Mr. Eastman also served as Executive Assistant to the Secretary of the Wisconsin Department of Commerce where he administered the Wisconsin Economic Development Fund. Prior to his public service, Mr. Eastman practiced law in Milwaukee where he specialized in securities regulation and corporate mergers and acquisitions. He holds a B.B.A. and an M.A. degree in economics from the University of Wisconsin, Milwaukee and a law degree from Franklin Pierce Law Center in New Hampshire.

Jeff Dasovich has been Microgy’s Vice President of West Coast Operations since September 2003. During 2002-2003, Mr. Dasovich served as senior director at a multi-national bank, where he assisted senior bank management in setting up a new business unit focused on electricity and natural gas trading and sales. From 1997 to 2001, Mr. Dasovich was senior director at a major energy company, where his responsibilities included policy and strategy development, development of power projects, sales of electricity and natural gas, and business development. From 1996 to 1997, he was Managing Consultant at the Law and Economics Consulting Group, where he advised Fortune 500 telecommunications and energy companies on industry deregulation and corporate strategy. Previously, Mr. Dasovich served as senior strategic planner at the California Public Utilities Commission, during which time he advised the Commission’s gubernatorial appointees on restructuring California’s telecommunications, electricity and natural gas industries. Mr. Dasovich received a Masters of Business Administration, a Masters of Public Policy, and Bachelors of Arts degrees in both Physical Science and French Literature, all from the University of California, Berkeley.

Clay G. Walton has been Microgy’s Vice President of Project Operations since October 2000. Mr. Walton is a Registered Professional Engineer, Registered Environmental Manager, Member of the American Society of Mechanical Engineers and a Reviewer of Technical Papers, ASME Solid Waste Processing Division. He has over twenty years of experience in engineering design, project management and team leadership with emphasis on waste heat recovery systems, electrical generation, air pollution control systems, hazardous wastes, thermal processes, landfills, water and waste water treatment systems. Mr. Walton has a B.S. degree in Mechanical Engineering from University of Oklahoma and an MS degree in Environmental Engineering from the Colorado School of Mines.

Steven J. Brunner has been Microgy’s Vice President of Engineering since March 1999. Mr. Brunner has 15 years of professional experience in the utility, energy conservation, waste management, and environmental fields. His career has spanned a number of positions including work for the South Coast Air Quality Management District (SCAQMD), the East Bay Conservation Corps, Real Goods Trading Company, Ecotope, Inc., Idaho Power Company and LightForms. Mr. Brunner received his B.A. in Geography modified with Environmental Studies in 1988 from Dartmouth College. He earned a Certificate in Energy Management and Design at Sonoma State University in 1993. In 1996, he received his M.S. in Building Systems Engineering at the University of Colorado, Boulder.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock currently consists of 21,400,000 shares of common stock and 2,000,000 shares of undesignated preferred stock. As of November 30, 2004, there were approximately 4,872,564 shares of our common stock issued and outstanding that were held of record by 335 persons and beneficially by approximately 1,560 persons.

We will not offer preferred stock to our officers or directors unless:

•	the preferred stock is offered to our officers and directors on the same terms as it is offered to other existing shareholders or to new shareholders; or

•	such issuance of preferred stock is approved by a majority of our independent directors who do not have an interest in the transaction and who have access, at our expense, to independent legal counsel.

Common Stock

Each holder of record of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting in the election of directors is not authorized.

Holders of outstanding shares of common stock are entitled to those dividends declared by our board of directors out of legally available funds, and, in the event of liquidation, dissolution or winding up of our affairs, holders are entitled to receive ratably our net assets available to the stockholders. Holders of outstanding shares of common stock have no preemptive, conversion or redemption rights. All of the issued and outstanding shares of common stock are, and all unissued common stock, when offered and sold will be, duly authorized, validly issued, fully paid and nonassessable. To the extent that additional common stock of ours may be issued in the future, the relative interests of the then existing stockholders may be diluted.

Transfer Agent And Registrar

American Stock Transfer and Trust Company serves as the transfer agent and registrar for our common stock.

Indemnification

Section 145 of the Delaware General Corporation Law permits us to indemnify, under certain circumstances, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative for expenses related to such proceeding if the person acted in good faith and in a manner the person reasonable believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful. Our bylaws substantively provide that we will indemnify such persons to the fullest extent allowed by the Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

UNDERWRITING

We have entered into an underwriting agreement with Ladenburg Thalmann & Co. Inc. with respect to this offering. Subject to the terms and conditions of the underwriting agreement, Ladenburg Thalmann & Co. Inc. has agreed to purchase from us all of the shares of common stock issued in this offering.

Ladenburg Thalmann & Co. Inc. has advised us that it proposes to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriter may offer shares to securities dealers, who may include the underwriter, at that public offering price less a concession of up to $0.22 per share. The underwriter may allow, and those dealers may reallow, a concession to other securities dealers of up to $0.10 per share. After the offering to the public, the offering price and other selling terms may be changed by the underwriter.

We have granted an option to the underwriter to purchase up to 375,000 additional shares of common stock at the public offering price per share, less the underwriting discounts and commissions, set forth on the cover page of this prospectus. This option is exercisable during the 30-day period after the date of this prospectus. The underwriter may exercise this option only to cover over-allotments made in connection with this offering.

The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discount is 8% of the public offering price. The following table shows the per share and total underwriting discount to be paid to the underwriter by us. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares.

	Total
	Per Share	No Exercise	Full Exercise
Paid by Environmental Power Corporation	$0.44	$1,100,000	$1,265,000

We estimate that the total expenses of the offering, excluding the underwriting discount and commissions and the non-accountable expense allowance described below, will be approximately $250,000. The non-accountable expense allowance will be $240,625.

The underwriting agreement provides that we will indemnify the underwriter against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act of 1933, as amended, or to contribute payments that the underwriter may be required to make in respect thereof.

We have agreed not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 180 days after the date of this prospectus without the prior consent of Ladenburg Thalmann & Co. Inc. This agreement does not apply to any existing employee benefit plans or conversion of outstanding securities and is subject to certain other limited exceptions. Our directors, executive officers and another shareholder have agreed not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock, or securities exchangeable for or convertible into shares of common stock, for a period ranging from 120 to 180 days after the date of this prospectus without the prior written consent of Ladenburg Thalmann & Co. Inc. Ladenburg Thalmann & Co. Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

In connection with this offering, the underwriter may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock. Specifically, the underwriter may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for the underwriter’s own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriter may bid for, and purchase, common stock in the open market. The underwriter may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriter may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriter repurchases that stock in stabilizing or short covering transactions.

Finally, the underwriter may bid for, and purchase, shares of our common stock in market making transactions. These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the American Stock Exchange or otherwise.

In partial payment of the underwriting expenses that will be incurred in this offering, we have agreed to pay Ladenburg Thalmann & Co. Inc. a $90,000 advance against its out-of-pocket expenses, which is to be credited against the non-accountable expense allowance described below. This advance will be refunded to the extent the aggregate amount of such advance is greater than the expenses that are actually incurred.

In connection with this offering, we have agreed to provide Ladenburg Thalmann & Co. Inc. with a warrant to acquire 100,000 shares of our common stock at an exercise price equal to 115% of the offering price of our common stock. The warrant is exercisable, in whole or in part, at any time during the five-year period commencing 180 days after the effective date of the registration statement of which this prospectus is a part. The warrant may not be sold, transferred, pledged, hypothecated or assigned pursuant to Rule 2710(2)(g)(1) of the National Association of Securities Dealers, Inc. Conduct Rules. The warrant contains provisions providing for the adjustment of the exercise price and the number and type of securities issuable upon exercise of the warrant should any one or more of certain specified events occur. The holders of the warrant will have certain rights of registration for the common stock issuable upon exercise of the warrant.

Upon completion of this offering, we will pay Ladenburg Thalmann & Co. Inc. a non-accountable expense allowance equal to 1 3/4% of the gross proceeds received from this offering. Any such compensation payable to Ladenburg Thalmann & Co. Inc. is subject to the applicable rules of the National Association of Securities Dealers, Inc.

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference into this prospectus the information in documents we file with the Securities and Exchange Commission, which means that we can disclose important information to you through these documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the Securities and Exchange Commission will automatically update this prospectus. Except as specifically set forth below, we incorporate by reference the documents listed below which have been filed with the Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by our latest Annual Report on Form 10-K:

•	our Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 0-15427);

•	our Annual Report on Form 10-K/A for the year ended December 31, 2003, filed April 30, 2004 (File No. 0-15427);

•	our Annual Report on Form 10-K/A for the year ended December 31, 2003, filed November 15, 2004 (File No. 0-15427);

•	our Annual Report on Form 10-K/A for the year ended December 31, 2003, filed December 3, 2004 (File No. 0-15427);

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 0-15427);

•	our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2004, filed May 14, 2004 (File No. 0-15427);

•	our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2004, filed November 15, 2004 (File No. 0-15427);

•	our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2004, filed December 3, 2004 (File No. 0-15427);

•	our Current Report on Form 8-K dated June 1, 2004, as filed on June 7, 2004 (File No. 0-15427), as amended by our Current Report on Form 8-K/A dated June 1, 2004, as filed on June 15, 2004 (File No. 0-15427);

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (File No. 0-15427);

•	our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2004, filed November 15, 2004 (File No. 0-15427);

•	our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2004, filed December 3, 2004 (File No. 0-15427);

•	our Current Report on Form 8-K dated October 1, 2004, filed on October 6, 2004 (File No. 0-15427);

•	our Current Report on Form 8-K dated October 21, 2004, filed on October 27, 2004 (File No. 0-15427);

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 0-15427) (filed as an exhibit to the registration statement of which this prospectus is a part);

•	our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2004, filed on November 17, 2004 (File No. 0-15427) (filed as an exhibit to the registration statement of which this prospectus is a part);

•	our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2004, filed on December 3, 2004 (File No. 0-15427) (filed as an exhibit to the registration statement of which this prospectus is a part);

•	our Current Report on Form 8-K, dated November 19, 2004, filed on November 22, 2004 (File No. 0-15427); and

•	our Current Report on Form 8-K, dated November 30, 2004, filed on December 2, 2004 (File No. 0-15427).

•	our Current Report on Form 8-K, dated December 21, 2004, filed on December 22, 2004 (File No. 0-15427).

The following information set forth in the following reports is not incorporated by reference into this prospectus and is not included in the registration statement of which this prospectus is a part, as this information has been set forth in its entirety in this prospectus and restated to reflect certain subsequent events described in the notes thereto:

•	Managements’ discussion and analysis of financial condition and results of operations and our consolidated financial statements and the notes thereto contained in our Annual Reports on Forms 10-K and 10-K/A for the year ended December 31, 2003; and

•	Managements’ discussion and analysis of financial condition and results of operations and our consolidated financial statements and the notes thereto contained in our Quarterly Reports on Forms 10-Q and 10-Q/A for the period ended September 30, 2004.

You may request, and we will provide, a copy of any of the filings incorporated by reference into this prospectus at no cost by writing or calling R. Jeffrey Macartney, our Chief Financial Officer and Treasurer, at One Cate Street, Fourth Floor, Portsmouth, New Hampshire 03801, (603) 431-1780.

WHERE CAN YOU FIND ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Our filings with the Securities and Exchange Commission are available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information.

We have filed with the Securities and Exchange Commission a registration statement on Form S-2 of which this prospectus is a part, under the Securities Act of 1933, as amended, for the common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement. Certain documents filed by us with the Securities and Exchange Commission have been incorporated into this prospectus by reference; please see the section above entitled “Documents Incorporated by Reference” for more information. For further information about us and the common stock being offered by this prospectus, please review the registration statement, including the exhibits and the documents incorporated by reference. The registration statement may be inspected for free at the principal office of the Securities and Exchange Commission in Washington, D.C., and copies of all or part of it may be obtained from the Securities and Exchange Commission by paying the prescribed fees.

LEGAL MATTERS

The validity of the common stock offered in this prospectus has been passed upon for us by Pierce Atwood LLP, Portsmouth, New Hampshire. Certain legal matters will be passed on for the underwriter by Vinson & Elkins L.L.P., New York, New York.

EXPERTS

The financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included in this prospectus, and have been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

ENVIRONMENTAL POWER CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Environmental Power Corporation:

We have audited the accompanying consolidated balance sheets of Environmental Power Corporation and subsidiaries (collectively, the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive (loss) income, shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Environmental Power Corporation and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

March 24, 2004 (December 21, 2004 as to the effects of the reverse stock split described in Note R)

Environmental Power Corporation and Subsidiaries

Consolidated Balance Sheets

	December 31, 2003	December 31, 2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,444,870	$734,743
Restricted cash	1,554,308	1,144,701
Receivable from utility	13,063,529	7,973,723
Other current assets	679,125	926,577

TOTAL CURRENT ASSETS	16,741,832	10,779,744

PROPERTY, PLANT AND EQUIPMENT, NET	435,516	552,607
LEASE RIGHTS, NET	1,863,495	2,012,499
ACCRUED POWER GENERATION REVENUES	75,314,725	70,192,993
GOODWILL	4,912,866	4,912,866
UNRECOGNIZED PRIOR PENSION SERVICE COST	241,427	641,885
LICENSED TECHNOLOGY RIGHTS, NET	3,256,796	3,442,677
OTHER ASSETS	387,711	422,628

TOTAL ASSETS	$103,154,368	$92,957,899

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$10,042,990	$9,650,092
Secured promissory note payable to related party	—	750,000
Other current liabilities	2,822,796	965,014

TOTAL CURRENT LIABILITIES	12,865,786	11,365,106

DEFERRED GAIN, NET	3,855,133	4,163,544

SECURED PROMISSORY NOTES PAYABLE AND OTHER BORROWINGS	4,499,190	972,565
DEFERRED INCOME TAX LIABILITY	—	78,071
ACCRUED LEASE EXPENSES	75,314,725	70,192,993

TOTAL LIABILITIES	96,534,834	86,772,279

SHAREHOLDERS’ EQUITY:
Preferred Stock (1)	—	—
Preferred Stock (2)	100	100
Common Stock (3)	38,949	32,015
Additional paid-in capital	9,304,816	7,861,439
Accumulated deficit	(1,368,166)	(385,007)
Accumulated other comprehensive loss	(324,815)	(312,850)
Treasury stock (4)	(385,402)	(364,129)
Notes receivable from officers and board members	(645,948)	(645,948)

TOTAL SHAREHOLDERS’ EQUITY	6,619,534	6,185,620

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$103,154,368	$92,957,899

(1)	$.01 par value; 2,000,000 shares authorized, no shares issued
(2)	no par value, 10 shares authorized; 10 shares issued as of December 31, 2003 and December 31, 2002, respectively
(3)	$.01 par value; 7,142,857 shares authorized; 3,894,821 issued and 3,806,390 outstanding as of December 31, 2003 and 3,201,470 issued and 3,121,722 outstanding as of December 31, 2002
(4)	88,430 and 79,747 common shares, at cost, as of December 31, 2003 and December 31, 2002, respectively

See Notes to Consolidated Financial Statements.

Environmental Power Corporation and Subsidiaries

Statements of Operations and Comprehensive (Loss) Income

	Year Ended December 31,
	2003	2002	2001
POWER GENERATION REVENUES	$53,364,615	$54,983,934	$53,518,000

COSTS AND EXPENSES:
Operating expenses	25,123,425	24,139,819	23,681,081
Lease expenses	22,382,152	25,291,293	24,705,813
General and administrative	6,357,195	5,655,207	3,973,025
Depreciation and amortization	495,355	544,796	441,410

	54,358,127	55,631,115	52,801,329

OPERATING (LOSS) INCOME	(993,512)	(647,181)	716,671

OTHER INCOME (EXPENSE):
Interest income	31,152	47,753	78,203
Interest expense	(351,755)	(141,526)	(185,547)
Amortization of deferred gain	308,411	308,411	308,410
Other income	1,620	—	—
Sales of NOx emission credits	—	2,428,200	—
Settlement of Sunnyside litigation	—	—	2,135,048

	(10,572)	2,642,838	2,336,114

(LOSS) INCOME BEFORE INCOME TAXES	(1,004,084)	1,995,657	3,052,785

INCOME TAX (BENEFIT) EXPENSE	(25,925)	857,274	1,373,454

NET (LOSS) INCOME	$(978,159)	$1,138,383	$1,679,331

PREFERRED SECURITIES DIVIDEND REQUIREMENTS OF SUBSIDAIRY	(5,000)	(5,000)	(5,000)

NET (LOSS) INCOME AVAILABLE TO COMMON SHAREHOLDERS	$(983,159)	$1,133,383	$1,674,331

OTHER COMPREHENSIVE LOSS:
Minimum pension liability adjustment, net of income tax benefit of $7,849 in 2003, $165,592 in 2002 and $39,606 in 2001	(11,965)	(252,465)	(60,385)

COMPREHENSIVE (LOSS) INCOME	$(990,124)	$885,918	$1,618,946

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	3,375,995	2,960,087	2,020,603
Diluted	3,375,995	2,972,974	2,106,527

(LOSS) EARNINGS PER COMMON SHARE
Basic	$(0.29)	$0.38	$0.83
Diluted	$(0.29)	$0.38	$0.79

See Notes to Consolidated Financial Statements.

Environmental Power Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Equity (Deficit)

	Preferred Stock ($.01 par)		Preferred Stock (no par)		Common Stock ($.01 par value)		Additional Paid in Capital Amount	Accum. Deficit Amount	Accum. Other Comp. Loss Amount	Treasury Stock		Receivable— Officers & Directors Amount	Total Amount
	Shares	Amount	Shares	Amount	Shares	Amount				Shares	Amount
BALANCE AT JANUARY 1, 2001	—	—	10	100	1,789,346	17,893	107,361	(3,192,721)	—	159,805	(456,271)	(445,948)	(3,969,586)
Issuance of stock options and warrants for services	—	—	—	—	—	—	127,998	—	—	—	—	—	127,998
Dividends paid at subsidiary	—	—	—	—	—	—	—	(5,000)	—	—	—	—	(5,000)
Borrowings under notes receivable	—	—	—	—	—	—	—	—	—	—	—	(200,000)	(200,000)
Exchange of convertible preferred stock (1)	197,761	1,528,690	—	—	788,793	7,888	4,260,269	—	—	—	—	—	5,796,847
Issuance of additional common stock (2)	—	—	—	—	36,983	370	199,747	—	—	—	—	—	200,117
Conversion of preferred stock (3)	(197,761)	(1,528,690)	—	—	282,515	2,825	1,525,865	—	—	—	—	—	—
Exchange of common stock (4)	—	—	—	—	155,262	1,553	838,567	—	—	—	—	—	840,120
Exchange of options and warrants (5)	—	—	—	—	—	—	55,697	—	—	—	—	—	55,697
Stock issuance and registration costs	—	—	—	—	—	—	(82,285)	—	—	—	—	—	(82,285)
Net income	—	—	—	—	—	—	—	1,679,331	—	—	—	—	1,679,331
Minimum pension liability adjustment, net	—	—	—	—	—	—	—	—	(60,385)	—	—	—	(60,385)
BALANCE AT DECEMBER 31, 2001	—	—	10	100	3,052,899	30,529	7,033,219	(1,518,390)	(60,385)	159,805	(456,271)	(645,948)	4,382,854
Issuance of stock options for services	—	—	—	—	—	—	49,707	—	—	—	—	—	49,707
Dividends paid at subsidiary	—	—	—	—	—	—	—	(5,000)	—	—	—	—	(5,000)
Purchase of common stock	—	—	—	—	—	—	—	—	—	68,513	(167,858)	—	(167,858)
Private placement common stock	—	—	—	—	148,571	1,486	778,513	—	—	(148,571)	260,000	—	1,039,999
Net income	—	—	—	—	—	—	—	1,138,383	—	—	—	—	1,138,383
Minimum pension liability adjustment, net	—	—	—	—	—	—	—	—	(252,465)	—	—	—	(252,465)
BALANCE AT DECEMBER 31, 2002	—	—	10	100	3,201,470	32,015	7,861,439	(385,007)	(312,850)	79,747	(364,129)	(645,948)	6,185,620
Issuance of stock grants and stock options for services	—	—	—	—	115,494	1,155	711,956	—	—	—	—	—	713,111
Dividends paid at subsidiary	—	—	—	—	—	—	—	(5,000)	—	—	—	—	(5,000)
Purchase of common stock	—	—	—	—	—	—	—	—	—	8,683	(21,273)	—	(21,273)
Exercise of stock options	—	—	—	—	10,000	100	19,100	—	—	—	—	—	19,200
Private placement common stock	—	—	—	—	567,857	5,679	712,321	—	—	—	—	—	718,000
Net loss	—	—	—	—	—	—	—	(978,159)	—	—	—	—	(978,159)
Minimum pension liability adjustment, net	—	—	—	—	—	—	—	—	(11,965)	—	—	—	(11,965)
BALANCE AT DECEMBER 31, 2003	—	—	10	100	3,894,821	38,949	9,304,816	(1,368,166)	(324,815)	88,430	(385,402)	(645,948)	6,619,534

(1)	Exchange of convertible preferred and common stock for 87.7% of outstanding equity of Microgy
(2)	Issuance of additional common stock to holders of 87.7% of outstanding equity in Microgy
(3)	Conversion of preferred stock to common stock
(4)	Exchange of common stock for 12.3% of outstanding equity of Microgy
(5)	Exchange of options and warrants for options and warrants of Microgy

See Notes to Consolidated Financial Statements.

Environmental Power Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	December 31, 2003	December 31, 2002	December 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(978,159)	$1,138,383	$1,679,331
Adjustments to reconcile net (loss) income to net cash (used for) provided by operating activities:
Depreciation and amortization	495,355	544,794	441,410
Deferred income taxes	(78,071)	(68,325)	104,425
Amortization of deferred gain	(308,411)	(308,411)	(308,410)
Release of Sunnyside Project liabilities	—	—	(635,048)
Interest expense, accrued and added to balance of borrowing	216,160	—	—
Non-cash and stock based compensation expense	713,111	49,707	113,600
Accrued power generation revenues	(5,121,732)	(6,543,998)	(7,460,852)
Accrued lease expenses	5,121,732	6,543,998	7,460,852
Changes in operating assets and liabilities:
Increase in receivable from utility	(5,089,806)	(67,859)	(569,456)
Decrease (increase) in unrecognized prior pension service cost	400,458	45,849	(106,637)
Decrease (increase) in other current assets	247,452	(318,987)	164,510
Decrease (increase) in other assets	(723)	83,408	(20,730)
Decrease (increase) in accounts payable and accrued expenses	380,933	(672,578)	1,917,062
Decrease in long-term debt to supplier	—	(97,893)	(92,553)

Net cash (used for) provided by operating activities	(4,001,701)	328,088	2,687,504

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in restricted cash	(409,607)	(130,121)	(427,104)
Cash paid for the acquisition of Microgy, net of cash acquired	—	—	(412,120)
Property, plant and equipment expenditures	(7,739)	(50,533)	(232,691)

Net cash used for investing activities	(417,346)	(180,654)	(1,071,915)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend payments on preferred stock of subsidiary	(5,000)	(5,000)	(5,000)
Dividend payments	—	—	(171,102)
Private placement of common stock	718,000	1,039,999	—
Borrowings under secured promissory note payable	3,700,000	—	—
Borrowings (repayments) under Secured promissory note payable to related party	(750,000)	—	750,000
Repurchase of Treasury stock	(21,273)	(167,858)	—
Borrowings under officer notes receivable	—	—	(200,000)
Repayment of secured promissory note payable	(447,902)	(148,310)	(202,826)
Exercise of stock options	19,200
Net borrowings under working capital loan	1,916,149	(599,793)	(1,626,056)

Net cash provided by (used for) financing activities	5,129,174	119,038	(1,454,984)

INCREASE IN CASH AND CASH EQUIVALENTS	710,127	266,472	160,605

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	734,743	468,271	307,666

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,444,870	$734,743	$468,271

See Notes to Consolidated Financial Statements

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements

NOTE A—BUSINESS AND ORGANIZATION

Environmental Power Corporation (individually “EPC” or consolidated “We”) is an independent developer and owner of generating facilities powered by non-commodity fuels and renewable energy sources. Our operations are discussed further in the following sections.

Buzzard Power Corporation

The Scrubgrass plant, located on a 600 acre site in Venango County, Pennsylvania, is an approximately 83 Megawatt waste coal-fired electric generating station (the “Facility”) which was constructed by Bechtel Power Corporation. On June 30, 1994, Buzzard Power Corporation (“Buzzard”), a subsidiary of EPC, entered into an agreement to lease the Facility from Scrubgrass Generating Company, L.P. (the “Lessor”), a joint venture of certain wholly owned indirect subsidiaries of PG&E Corporation and Bechtel Generating Company, Inc. On October 20, 1998, Bechtel Generating Company, Inc. transferred its interest in the Lessor to a wholly owned subsidiary of Cogentrix Energy, Inc. The lease provides for an initial term of 22 years with a renewal option for up to 3 years. Pursuant to the lease, the Lessor assigned to Buzzard all principal project agreements and its rights and obligations there under including, but not limited to, the power purchase agreement, management services agreement, operations and maintenance agreement, limestone supply agreements, ground lease agreements, fuel agreements and transportation and materials handling agreements. EPC has pledged Buzzard’s common stock to the Lessor as security for Buzzard’s performance of its obligations as lessee. Power Services Company (formerly PG&E National Energy Group Company) (the “Manager”), a wholly owned, indirect subsidiary of NEGT, Inc., manages the business activities of the Facility pursuant to the management services agreement.

U.S. Operating Services Company (formerly PG&E Operating Services Company) (the “Operator”), a wholly owned, indirect subsidiary of NEGT, Inc., operates the Facility pursuant to a 15-year Operating and Maintenance Agreement (the “O&M”). The Operator prepares a budget for all operating expenses, including a fixed management fee, and certain targeted output performance levels, which is approved annually. Under the terms of the O&M, the Operator can incur a liability not to exceed its management fee if the Operator does not achieve certain targeted output performance levels.

Buzzard maintains a long-term supply agreement with Quality Aggregates, Inc. to supply the Scrubgrass plant with limestone which, in September 2000, was extended through the year 2008 and which may be extended up to 10 additional years. Buzzard also maintains a 15-year agreement with Savage Industries, Inc. for the transportation of fuel, ash and limestone which expires in 2005. The costs established under these agreements will escalate at partially fixed and partially indexed rates.

Buzzard sells electric output to Pennsylvania Electric Company, known as Penelec, a subsidiary of FirstEnergy Group, pursuant to a twenty-five year Power Sales Agreement (“PSA”) which commenced in June 1993, at fixed rates initially averaging 4.68 cents per kWh and which escalated at 5% per year through calendar year 2000. For the years 2001 through 2012, the PSA provides for a rate equal to the greater of an inflation adjusted rate or a rate based on the PJM Billing Rate (the monthly average of the hourly rates for purchases by FirstEnergy Group from, or sale by FirstEnergy Group to, the Pennsylvania-New Jersey-Maryland Interconnection). For years 2005 through 2012, we estimate that the prevailing rate will be lower than the 5% increase which is currently assumed. This will result in a decrease in average bill rate between 2004 and 2005. For the years 2013 through 2015 and 2016 through 2018, if the renewal term option is exercised, the PSA provides for a rate equal to the lower of the average monthly PJM Billing Rate or the rate paid for the calendar year 2012 adjusted annually by the percentage change in the Gross National Product Deflator less one percent. The Facility achieved commercial operation on June 8, 1993.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

Buzzard deposits all revenues earned under the PSA into an account administered by a disbursement agent. Before Buzzard can receive cash generated by the Scrubgrass plant, all operating expenses, base lease payments (which are described below), restricted cash deposits and other subordinated payments must be satisfied. Buzzard, as lessee, is required to pay the Lessor, in addition to a specified base rent, which consists of all of the Lessor’s debt service, equity repayment, base return on equity and related expenses, and an additional rent of 50 percent of the net cash flows Buzzard receives from the Scrubgrass plant’s operations. Buzzard is not required to fund operating losses, or otherwise invest further, from sources outside of the Scrubgrass plant.

Buzzard and the Lessor have various debt obligations related to Scrubgrass. As discussed above, Buzzard is required to pay the principal, interest and fees for the Lessor’s debt obligations as a base lease payment. As such, Buzzard is committed to pay all of the Scrubgrass debt obligations as either a debt or lease obligation. The Scrubgrass plant had the following debt obligations as of December 31, 2003 and 2002:

	Balance at December 31, 2003	Balance at December 31, 2002	Interest Rate
Buzzard’s lease obligations (maturity):
Tax-exempt bonds (2012)	135,600,000	135,600,000	Quoted Bond Rates
Swap rate term loan (2005)	6,268,163	8,700,913	7.6725%
Variable rate term loan (2004)	3,687,000	7,089,016	LIBOR + 1.250%

Buzzard’s debt obligations (maturity):
Variable rate term loan (2004)	389,535	837,437	LIBOR + 1.250%
Working capital loan (2008)	2,433,261	517,112	LIBOR + 1.250%

The Lessor’s debt obligations and Buzzard’s debt obligation incur interest at either quoted rates, rates fixed by swap agreements, or variable rates which are based on the London Interbank Offering Rate (“LIBOR”). On December 22, 1995, the Lessor entered into an interest rate swap arrangement which fixed the LIBOR component for the life of its swap rate term loan at 6.4225% As a result, the interest rate for the swap-rate term loan was fixed at 7.5475% (LIBOR + 1.125%) through December 31, 2000 and 7.6725% (LIBOR + 1.25%) for the remaining term of the obligation. The Lessor’s tax-exempt bonds incurred interest at floating rates ranging from 0.80% to 1.35% and 1.10% to 1.85% during 2003 and 2002, respectively. Under the terms of the Lessor’s loan agreements, we are subject to various customary financial and operating covenants. As of December 31, 2003 and 2002, we were in compliance with these covenants.

The Environmental Protection Agency and the Pennsylvania Department of Environmental Protection (the “Regional Authorities”) granted Nitrogen Oxide Ozone Transport Region Budget Allowances (“NOx Credits”) to Environmental Power Corp. based on numerous factors that primarily pertain to the design and operation of the Facility. We are required annually to maintain sufficient NOx Credits which equal or exceed the quantity of its nitrogen oxide emissions during a specified seasonal period (the “ozone season”). If our nitrogen oxide emissions exceed its available NOx Credits, we would be subject to fines by the Regional Authorities. During 2000, we installed machinery, costing $811,568, which has significantly reduced our nitrogen oxide emissions. Accordingly, we anticipate that it may not require a portion of its future NOx Credits to maintain its compliance with the applicable regulations. Because NOx Credits are transferable and marketable, we have sold for delivery through 2007 and may sell, from time to time, our available NOx Credits or purchase additional NOx credits that are necessary to meet the applicable regulations. We received net proceeds from NOx Credit transactions of $2,428,200 in 2002, which has been reported as other income in the accompanying consolidated statements of operations.

In June 2003, we created a wholly owned subsidiary, EPC Corporation, which holds our investment in Buzzard Power. In September 2003, EPC Corporation obtained a $3,700,000 loan from ArcLight Capital

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

Partners. This debt is secured by the stock of EPC Corporation. This loan incurs a 20% interest rate. All distributions from Buzzard will be used to repay this note. As an incentive fee for providing this note, we have also granted ArcLight a participation right in a portion of the distributions after the note has been repaid. They will receive half of the distributions after the note has been repaid in full and after EPC alone receives a total of $1,400,000 of distributions. This participation right will end on December 31, 2012. We are required to make payments only when we receive distributions. Any unpaid interest by the 15th of any month will be accrued and rolled into the principal. Nevertheless, we are required to make at least one payment of any amount within a 24 month period. As of the date of this filing, we have satisfied this requirement for the next 22 months.

Microgy Cogeneration Systems

In the second half of 2001, we acquired Microgy Cogeneration Systems, Inc., a development-stage company based in Golden, Colorado. The acquisition is described in Note C to our consolidated financial statements. Microgy intends to market and operate in the renewable energy and distributed generation sectors of the electric energy industry and the pollution mitigation area of the agricultural industry. Microgy has an exclusive license to an anaerobic digestion technology that is designed to provide efficient conversion of certain agricultural wastes into combustible biogas and an environmentally improved waste effluent. Microgy also has a license for a micro-turbine technology which it is currently evaluating.

The licensor of the anaerobic digester technology is Danish Biogas Technology A/S (“DBT”). DBT is 50% owned by Schouw & Co., a Danish public company and 50% by DDH Contractors A/S, a Danish engineering firm. On May 12, 2000, Microgy entered into a revised licensing agreement with DBT which granted Microgy a perpetual and exclusive license in certain territories, specifically North America, for use of certain proprietary technologies in its cogeneration facilities, including the anaerobic digestion technology. This agreement superseded previous license agreements. As part of the agreement renegotiated in 2003, DBT will receive fixed payments for engineering work and construction drawings and a licensing fee that is based on a percentage of the total cost for each project facility where the licensed technology is installed and operating.

Microgy plans to develop projects based upon the anaerobic digestion technology license and may hold various interests in these facilities. Microgy’s present business strategy anticipates the outright sale of facilities, however, in some instances, Microgy may own some or a portion of the projects. In addition, Microgy may or may not operate and/or manage the facilities. These facilities are expected to deliver renewable energy for supply to the utility grid and provide pollution control benefits to the agricultural markets.

Sunnyside Project

The Sunnyside Project is an approximately 51 Megawatt (net) waste coal-fired facility located at a site adjacent to the Sunnyside Coal Mine in Carbon County, Utah. We sold its remaining interest in the Sunnyside Project on December 31, 1994 to B&W Sunnyside, L.P. and NRG Sunnyside, Inc. (the “Purchasers”). From May 1996 to April 2001, we had been involved in a legal proceeding to collect the Purchasers’ remaining obligations from the sale.

On April 10, 2001, we received aggregate proceeds of $1,500,000 from the Purchasers and resolved the litigation by executing a Binding Settlement Agreement dated April 9, 2001 (“the Settlement”). At the time of making the Settlement, we had contingent obligations of $1,218,078 recorded on our consolidated balance sheet. The contingent obligations were principally expenses for the sale of the Sunnyside Project which were payable upon collection of the Purchasers’ obligations. In the Settlement, we were formally released from contingent obligations of $177,962. We have also been released as a result of the statute of limitations or by the terms of the underlying agreements from additional contingent obligations of $457,086. We reported the settlement proceeds of $1,500,000 and the released liabilities of $635,048 as other income in our consolidated statement of operations for 2001.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

Because of the terms of the Settlement, which terms represented a substantial compromise of our previous claims against the Purchasers; we are presently considering its rights and obligations with respect to the remaining contingent obligations. Until we resolve these remaining issues, the unsettled contingent obligations will remain recorded on our consolidated balance sheet.

Management’s Plans

Our plans are to continue to invest in the expansion of Microgy. On March 17, 2004, the Company announced that it is conducting a private placement of up to $5,040,000 of its equity securities through its agent. The Company raised additional capital in private placements of securities in both 2002 and 2003. If we were unable to raise additional capital, we would need to curtail substantially all of the Microgy operations and cut corporate overhead in order to meet our ongoing obligations and maintain our operations over the next 12 months.

NOTE B—SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Environmental Power Corporation and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation. The consolidated financial statements include the accounts of Microgy from the date of acquisition (July 23, 2001) (See Note C).

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash Equivalents: We consider all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Concentrations of Credit Risk: Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and receivable from utility. Our cash equivalents represent short-term financial instruments which are issued from reputable financial institutions. Receivable from utility represents amounts due from our sole customer Penelec, a subsidiary of FirstEnergy Group, a public utility with a credit rating of BBB- by Standard & Poors, pursuant to the terms of the 25 year power sales agreement.

Restricted Cash: Restricted cash includes all cash held by the disbursement agent for the Scrubgrass plant pursuant to project agreements which require requisition and/or certification by the Lessor or bank to withdraw (See Note A). We make scheduled deposits to restricted cash accounts which are restricted primarily for scheduled maintenance procedures.

Non-Cash Activities: We had the following non-cash investing and financing activities during 2003:

Description	Value
Fair value of 115,472 shares and 135,714 options issued for consulting services and salaries:	$713,111

Fuel Inventory: Fuel inventory for the Scrubgrass plant consists primarily of handling and hauling costs and is recorded on a lower of cost or market basis with cost determined on a monthly weighted average basis.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

Property, Plant and Equipment: Property, plant and equipment are stated at cost less accumulated depreciation. We capitalize significant renewals and betterments that increase the useful lives of assets while repairs and maintenance charges are expensed when incurred. The cost and accumulated depreciation for property, plant and equipment disposals are removed from the balance sheet and any resulting gains or losses are reported in the statement of operations at the time of the asset disposition. We depreciate property plant and equipment using straight-line and accelerated methods over the estimated useful lives of the assets. We record depreciation for office equipment and furniture using the straight-line method over periods ranging from three to five years, for machinery and equipment modifications using the double declining balance method over seven years, and for leasehold improvements using the straight-line method over the life of the lease. We evaluate the impairment of long-lived assets based on the projection of undiscounted cash flows whenever events or changes in circumstances indicated that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values.

Goodwill and Intangible Assets: Intangible assets are recorded at cost and consist of licensed technology rights and goodwill. Licensed technology rights are being amortized using the straight-line method over a useful life of 20 years. Goodwill represents the excess of cost over the fair value of tangible and identifiable intangible assets and is not being amortized pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”. We periodically review the carrying value of other intangible assets against the operating performance and future undiscounted net cash flows of the related businesses and recognizes impairment losses whenever circumstances indicate that the carrying values may not be recoverable. Goodwill is reviewed for impairment on an annual basis in accordance with SFAS No. 142. We did not have acquired goodwill or intangible assets recorded on our balance sheet prior to the Microgy acquisition. Accumulated amortization of licensed technology rights was $453,204 and $267,323 at December 31, 2003 and 2002, respectively. We adopted SFAS 142 on January 1, 2002 and completed the transitional impairment testing in June 2002 and required annual testing at December 31, 2002 and December 31, 2003. We assessed the implied fair value of the reporting unit by using a discounted cash flow analysis. Given consideration of these factors, we concluded that the fair value of the reporting unit exceeded the carrying amount of our net assets and, thus, goodwill was not impaired as of December 31, 2002 and December 31, 2003. The future estimated amortization expense for licensed technology rights is as follows:

2004	2005	2006	2007	2008	Thereafter	Total
$185,500	185,500	185,500	185,500	185,500	2,329,296	$3,256,796

Deferred Financing Costs: In 1997 and 1995, we incurred deferred financing costs of $139,925 and $300,000, respectively, in connection with restructuring debt related to the Scrubgrass plant. Deferred financing costs are being amortized over the lives of the related debt which range from three to nine years. Accumulated amortization of deferred financing costs was $425,075 and $389,435 at December 31, 2003 and 2002, respectively.

Lease Rights: Lease rights are recorded at cost and are being amortized over the 22-year lease term for the Scrubgrass plant. Accumulated amortization of lease rights was $1,415,565 and $1,266,561 at December 31, 2003 and 2002, respectively.

Accrued Power Generation Revenue and Accrued Lease Expense: As discussed in Note A, we have entered into a long-term agreement, to provide electricity to Penelec, which provides for scheduled rate increases. In accordance with accounting principles generally accepted in the United States of America, revenue has been recorded on the straight-line basis over the 22-year lease term. The accrual for power generation revenue is limited to the amount of accrued lease expense, as described below. Therefore, no amount for the straight lining

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

of future revenues, which would result in profits, has been provided for in the consolidated financial statements. Accrued power generation revenue was $75,314,725 and $70,192,993 at December 31, 2003 and 2002, respectively, and represents the portion of revenue earned that has not yet been received.

As discussed in Note A, we have entered into a long-term lease agreement for the Scrubgrass plant which provides for scheduled lease expense increases. In accordance with accounting principles generally accepted in the United States of America, the scheduled lease expense has been recorded on the straight-line basis over the 22-year lease term. Accrued lease expense was $75,314,725 and $70,192,993 at December 31, 2003 and 2002, respectively, and represents the portion of lease expense that has not yet been paid.

Deferred Gain: Our sale of the Scrubgrass plant on December 28, 1990 was not treated as a sale for financial accounting purposes. Accordingly, we removed from the Consolidated Balance Sheet the gross assets and liabilities of the Scrubgrass plant and recorded a deferred gain of $6,785,035 arising from the original sale of the Scrubgrass plant in 1990. The deferred gain is being amortized over the 22-year minimum lease term given that we have continuing involvement, which commenced on June 30, 1994. Accumulated amortization of the deferred gain was $2,929,902 and $2,621,491 at December 31, 2003 and 2002, respectively.

Major Maintenance: We record the expense of major equipment overhauls as incurred.

Interest Payments: We classify interest payments according to the nature of our contractual obligations. Our base lease payments for interest on the Lessor’s debt obligations are reported as lease expense. Our interest payments on our own debt obligations are reported as interest expense. We paid interest on our debt obligations of $100,785, $141,526, and $196,811 during the years ended December 31, 2003, 2002 and 2001, respectively. In 2003, we accrued interest of $216,160 on the ArcLight loan.

Income Taxes: We account for income taxes in accordance SFAS No. 109, “Accounting for Income Taxes”. Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax reporting bases of assets and liabilities and are measured by applying the enacted tax rates and laws to taxable years in which the differences are expected to reverse. We recognize a deferred tax asset for the tax benefit of net operating loss carry forwards when it is more likely than not that the tax benefits will be realized and reduce the deferred tax asset with a valuation reserve when it is more likely than not that some portion of the tax benefits will not be realized.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

Earnings Per Common Share: We compute earnings per common share using the treasury stock method in accordance with SFAS No. 128, “Earnings per Share”. We compute basic earnings per share by dividing net income for the period, less Buzzard’s preferred stock dividends, by the weighted average number of shares of common stock outstanding during the period. For purposes of calculating diluted earnings per share, we consider shares issuable in connection with stock options to be dilutive common stock equivalents when the exercise price is less than the average market price of our common stock for the period. We exclude anti-dilutive common stock equivalents from the calculation of diluted earnings per share. The following table outlines the calculation of basic earnings per share and diluted earnings per share for the years ended December 31, 2003, 2002 and 2001.

	Income (Numerator)	Shares (Denominator)	Per Share Amounts
Year Ended December 31, 2001
Income available to shareholders	$1,679,331	2,020,603	$0.83
Effect of dividends to preferred stockholders	(5,000)	—

Basic EPS—Income available to shareholders	$1,674,331	2,020,603	$0.83
Assumed conversion of preferred stock		83,593
Assumed exercise of dilutive stock options	—	2,331

Diluted EPS—Income available to shareholders	$1,674,331	2,106,527	$0.79

Year Ended December 31, 2002
Income available to shareholders	$1,138,383	2,960,087	$0.38
Effect of dividends to preferred stockholders	(5,000)

Basic EPS—Income available to shareholders	$1,133,383	2,960,087	$0.38
Assumed exercise of dilutive stock options	—	12,887

Diluted EPS—Income available to shareholders	$1,133,383	2,972,974	$0.38

Year Ended December 31, 2003
Loss available to shareholders	$(978,159)	3,375,995	$(0.29)
Effect of dividends to preferred stockholders	(5,000)

Basic EPS—Loss available to shareholders	$(983,159)	3,375,995	$(0.29)
Assumed exercise of dilutive stock options	—

Diluted EPS—Loss available to shareholders	$(983,159)	3,375,995	$(0.29)

As of December 31, 2003 and 2002 respectively, there were outstanding options and warrants to purchase 667,566 and 159,566 shares of our common stock which were anti-dilutive and not included in the computation of diluted EPS. The options and warrants expire at various dates through 2013.

Stock Options: As permitted by SFAS 123, “Accounting for Stock-Based Compensation,” we account for employee and director stock compensation plans under Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” Generally, compensation expense has not been recorded as our options have been issued at an option price equal to the quoted market price on the date of the grant. Compensation expense is recorded for those options issued outside of option plans. During 2003 and 2002, respectively, we recognized $713,111 and $49,707 in stock-based compensation expense for stock and options issued outside of its option plans for employees and directors.

Under the provisions of Accounting Principles Board Opinion (“APB”) No. 25, we do not recognize compensation expense for stock option awards under the 2001 Plan, 1993 Director Plan and 2002 Director Option Plan since the underlying options have exercise prices equal to 100 percent of the fair market value of the

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

common stock on the date of grant (110 percent of the fair market value in the case officers or other employees holding 10% or more of our common stock for the 2001 Plan). However, pursuant to the provisions of SFAS No. 123, we are required to calculate the fair market value of its stock options using different criteria from the provisions of APB No. 25. Using the fair market value criteria required by SFAS No. 123 to calculate compensation expense, pro forma net income and earnings per share would be as follows:

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Fair Market Per Share	$1.75	$2.66	$1.96
Assumptions
Risk-free rate of return	3.33%	3.82%	3.73%
Volatility	113.20%	74.31%	88.04%
Expected Annual Dividend Yield	0%	0%	0%
Option Life (years)	7	10	2

Compensation expense under the intrinsic value method	$713,111	$49,707	$113,600
Net (Loss) Income available to common shareholders	(983,159)	1,133,383	1,674,331
Additional Compensation Expense under SFAS 123, net of taxes	60,570	51,896	3,118
Net Income (Loss) available to common shareholders under SFAS 123	$(1,043,729)	$1,081,487	$1,671,213

Basic EPS, as reported	$(0.29)	$0.38	$0.83
Basic EPS, under SFAS 123	$(0.31)	$0.37	$0.83
Diluted EPS, as reported	$(0.29)	$0.38	$0.79
Diluted EPS, under SFAS 123	$(0.31)	$0.36	$0.79

Derivative Instruments and Hedging Activities: On January 1, 2001, we adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, which established accounting and reporting standards for derivative instruments, derivative instruments embedded in other contracts, and hedging activities. SFAS No. 133 requires that entities recognize all derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We do not have any derivative instruments which should be recognized in our financial statements. However, the Lessor has certain interest rate swap arrangements with financial institutions that meet the definition of derivative instruments under SFAS No. 133. Since Buzzard funds the Lessor’s debt obligations as a base lease payment, we have disclosed in Note M certain information about the Lessor’s derivative instruments.

Recent Accounting Pronouncements:

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which was effective January 1, 2003. SFAS 143 addresses the financial accounting and reporting for obligations and retirement costs related to the retirement of tangible long-lived assets. The adoption of SFAS 143 did not have a significant impact on our consolidated financial statements.

In June 2002, the Financial Accounting Standards Board issued SFAS No 146 “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with or disposal activities and replaces Emerging Issues Task Force (EITF) Issue No. 94-3. “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” It requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, rather than at the date of a commitment to an exit or disposal plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. No exit or disposal activities occurred in 2003.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure”. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 were effective for the fiscal year ended December 31, 2002. The disclosure provisions of SFAS No. 148 were adopted in 2002.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), which requires that, for guarantees within the scope of FIN 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. FIN 45 also requires additional disclosures in financial statements for periods ending after December 15, 2002. The recognition and measurement provisions of FIN 45 did not have a material effect on our financial position or operating results.

In January and December 2003, the FASB issued FASB Interpretation No. 46 (FIN 46) and No. 46, revised (FIN 46R), “Consolidation of Variable Interest Entities”. These statements, which address perceived weaknesses in accounting for entities commonly known as special-purpose or off-balance-sheet, require consolidation of certain interests or arrangements by virtue of holding a controlling financial interest in such entities. Certain provisions of FIN 46R related to interests in special purpose entities were applicable for the period ended December 31, 2003. We must apply FIN 46R to our interests in all entities subject to the interpretation as of the first interim or annual period ending after March 15, 2004. Adoption of this new method of accounting for variable interest entities did not and is not expected to have a material impact on our consolidated results of operations and financial position.

NOTE C—ACQUISITION

During 2001, we acquired 100% of the common stock of Microgy in two related transactions. On July 23, 2001, we exchanged our securities for approximately 87.7% of the outstanding common stock of Microgy under a June 20, 2001 agreement with Microgy and certain principal Microgy shareholders. Under the agreement, we agreed to offer the remaining Microgy shareholders the opportunity to exchange their Microgy securities for our securities. On December 28, 2001, we completed the exchange of our securities for the remaining outstanding securities of Microgy. The details of the two exchange transactions are discussed in the following section.

Transaction Details

On July 23, 2001, we issued an aggregate of 788,792 shares of common stock and 28,251 shares of newly designated Series B Convertible Preferred Stock to certain principal stockholders of Microgy in exchange for 15,919,147 shares of Microgy common stock. Each share of preferred stock, which voted with the common stock on an as-converted basis, was automatically converted into ten shares of common stock as of November 9, 2001 upon an increase in the authorized common stock to an amount sufficient to allow conversion of the preferred stock. The exchange ratio of 0.0673 shares of our common stock for each share of Microgy common stock was determined by negotiations among EPC, Microgy and the primary principal Microgy shareholders. The exchange ratio is based on all of the fully diluted equity of Microgy being exchanged for 45% of fully diluted equity and assumes exercise or conversion of all derivative securities. The exchange ratio may be increased to reflect certain issuances of equity by us to generate funds to be available for financing Microgy. However, holders of approximately 94% of the Microgy common stock agreed to waive their right to adjustments in the exchange ratio, other than any adjustment resulting from 57,142 options and warrants issued in September 2001. One of the

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

principal Microgy shareholders exchanged a warrant to purchase 800,000 shares of Microgy common stock for a warrant to purchase our securities based on the exchange ratio such warrant expired unexercised on September 30, 2002. In connection with our issuance of 57,142 options and warrants in September 2001, we adjusted the exchange ratio to 0.0696 shares of our common stock for each share of Microgy common stock. We then issued 258,884 additional shares of common stock to the principal Microgy shareholders on December 28, 2001 and amended the warrant issued to the principal Microgy shareholder to reflect the adjusted exchange ratio.

On October 17, 2001, we offered the remaining security holders of Microgy, who owned an aggregate of 2,230,126 shares of Microgy common stock, warrants to purchase 885,000 shares of Microgy common stock and options to purchase 290,000 shares of Microgy common stock, an opportunity to exchange their securities of Microgy for our securities based on the adjusted exchange ratio. On December 28, 2001, we issued 155,261 shares of our common stock and exchanged warrants to purchase 117,310 shares of our common stock and options to purchase 20,189 shares of our common stock for the remaining Microgy securities. Such warrants expired unexercised on September 30, 2002.

Under the terms of a Registration Rights Agreement dated July 23, 2001, we were required to file a resale registration statement for the former Microgy security holders by November 30, 2001. In November 2001, the deadline for filing the registration statement was extended to March 31, 2002. The registration statement was filed on April 4, 2002. It did not go effective.

Purchase Accounting and Valuation

We acquired Microgy to pursue a prospective growth opportunity in the area of environmentally sound power generation. We paid $7,343,528 for Microgy and accounted for the transaction using the purchase method of accounting as required by SFAS No. 141. The purchase price represents the fair value of the securities issued and the direct costs of the acquisition. The fair value of the common stock was determined using available market information and appropriate valuation methodologies. The fair value of the common stock options and warrants were determined using an option pricing model (See Note L). The following table outlines the components of the purchase price:

Components of Purchase Price	Number Of Units	Fair Value
Common stock	180,507	$6,837,084
Common stock options	2,884	11,967
Common stock warrants	16,758	43,730
Acquisition costs	—	450,747

Total purchase price	200,149	$7,343,528

The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values as of July 23, 2001. The fair values of the assets acquired and liabilities assumed are summarized as follows:

Assets Acquired and Liabilities Assumed	Fair Value
Cash	$18,306
Other current assets	4,662
Property plant, and equipment	29,127
Investment in projects	100,694
Licensed technology rights	3,710,000
Goodwill	4,912,866
Less: Liabilities assumed	(1,432,127)

Total Purchase Price	$7,343,528

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

At the time of the acquisition, we believed that Microgy held numerous elements of value which could not be separated from the value of the overall business. These elements of value were assigned to goodwill and included: 1) technology rights for products and processes which currently do not have a commercial application; 2) preliminary business relationships; 3) an established workforce; 4) a proprietary market analysis; and 5) strategic business plans to capitalize on future market opportunities.

On July 23, 2001, we commenced accounting for 100% of Microgy’s operations since the minority interest shareholders were no longer at risk for Microgy’s losses.

Pro Forma Information

The following summarized unaudited pro forma information assumes the acquisition of Microgy occurred on January 1, 2001. The unaudited pro forma results are not necessarily indicative of the results which might have been obtained had the acquisition occurred as of January 1, 2001, nor are they intended to be indicative of future results of operations. The amounts below do not include any amortization of goodwill or indefinite-lived intangible assets.

Pro Forma	Year Ended December 31, 2001
Power generation revenues	$54,303,222
Net income	1,038,323
Basic earnings per common share	$0.35
Diluted earnings per common share	$0.35

NOTE D—OTHER CURRENT ASSETS

Other current assets consist of the following as of December 31, 2003 and 2002:

Other Current Assets	2003	2002
Fuel inventory	$485,021	$776,187
Prepaid expenses	178,332	149,487
Deposits and other current assets	15,772	903

	$679,125	$926,577

NOTE E—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at cost less accumulated depreciation and consists of the following as of December 31, 2003 and 2002:

Property, Plant and Equipment	2003	2002
Power generating facilities:
Machinery and equipment modifications—Scrubgrass	$1,163,863	$1,163,863
Less: Accumulated depreciation	(782,407)	(683,184)

Sub-Total	381,456	480,679
Office:
Equipment and furniture	125,726	117,987
Less: Accumulated depreciation	(71,666)	(46,059)

Sub-Total	$54,060	$71,928

	$435,516	$552,607

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

During 2003 we had no retirements of property, plant and equipment. In 2002, we retired from service and removed from its balance sheet fully depreciated property, plant and equipment with an original cost of $15,832. Depreciation expense for the years ended 2003, 2002 and 2001 was $124,830, $150,756, and $167,003, respectively.

NOTE F—OTHER ASSETS

Other assets consist of the following as of December 31, 2003 and 2002:

Other Assets	2003	2002
Scrubgrass plant deposits	$324,746	$361,098
Deferred financing costs (See Note B)	14,850	50,490
Security deposits	$48,115	$11,040

	$387,711	$422,628

Scrubgrass plant deposits represent performance bonds required by state and local governing authorities for excess highway maintenance and reclamation of fuel sites.

NOTE G—ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of December 31, 2003 and 2002:

Accounts Payable and Accrued Expenses	2003	2002
Accounts payable	$6,333,158	$4,547,993
Accrued expenses	2,720,236	3,113,548
Corporate taxes payable	389,111	887,947
Accrued benefit liability	600,485	1,100,604

	$10,042,990	$9,650,092

NOTE H—RETIREMENT PLAN

Effective January 1, 1998 we established a non-contributory defined benefit pension plan (the “Plan”) covering all of its employees who are at least 21 years of age and who have completed at least one year of service. Under the Plan, the benefits payable to each employee at normal retirement age 62 are based on years of service and compensation during the three consecutive years of the latest 10 years immediately preceding retirement which would yield the highest monthly benefit payment. Employees who have at least 20 years of service at the time of their retirement would receive the maximum retirement benefit. Our general funding policy is to contribute annually to the Plan the maximum amount that can be deducted for Federal income tax purposes.

As of January 1, 1998, the commencement date for the Plan, we had a projected benefit obligation of $871,130. The projected benefit obligation as of January 1, 1998 is being amortized as a prior service cost over 18 years which represents the average future years of service for the participants in the Plan at that date.

As of January 1, 2003 we amended the Plan. Certain employees after 2002 will have an accrued benefit plus the benefit earned under the new formula applied to years of credited service earned after 2002. The normal retirement age is now age 65. The amended plan has a two year waiting period before employees enter the plan, it was previously one year. Employees who join the plan after two years will be fully vested at that time. The benefit is now accrued at 1.5% of the average monthly compensation for each year of credited service, without a cap. This amendment resulted in a gain of $384,359.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

The following table sets forth the changes during 2003 and 2002 in the projected benefit obligation for the Plan:

Projected Benefit Obligation	2003	2002
Projected benefit obligation, beginning of the year	$2,083,278	$1,694,111
Service cost	153,181	220,785
Interest cost	127,080	114,352
Gain due to plan amendment	(384,359)	—
Actuarial loss	87,980	54,030

Projected benefit obligation, end of the year	$2,067,160	$2,083,278

The following table sets forth a reconciliation of the funded status of the Plan to the amounts recognized in the consolidated balance sheets as of December 31, 2003 and 2002:

Accrued Pension Costs	2003	2002
Projected benefit obligation	$2,067,160	$2,083,278
Accumulated benefit obligation	1,987,084	1,951,650
Fair market value of Plan assets	(1,386,598)	(851,046)
Unfunded projected benefit obligation	680,562	1,232,232

The amounts recognized in the consolidated balance sheets as of December 31, 2003 and 2002 consist of:

Balance Sheet Pension Items	2003	2002
Accrued benefit liability	$600,485	$1,100,604
Intangible asset—unrecognized prior service cost	(241,427)	(641,885)
Accumulated other comprehensive income	(537,862)	(507,037)

Net amount recognized	$(178,804)	$(48,318)

The accrued benefit liability and intangible asset are reported in accounts payable and accrued expenses and unrecognized prior pension service cost, respectively on the consolidated balance sheets. Accumulated other comprehensive income is reported, net of tax of $213,046 and $194,187, at December 31, 2003 and 2002, respectively, in stockholders’ equity on the consolidated balance sheet.

The following table sets forth the changes during 2003 and 2002 in the fair market value of Plan assets:

Plan Asset Changes	2003	2002
Fair market value of Plan assets, beginning of the period	$851,046	$599,577
Contributions by us to the Plan	373,134	382,890
Benefits paid	(43,403)	—
Return on Plan assets, net of expenses	205,821	(131,421)

Fair market value of Plan assets, end of the period	$1,386,598	$851,046

Our net periodic pension cost for 2003 and 2002 are comprised of the following components:

Net Periodic Pension Cost	2003	2002
Service cost	$153,181	$220,785
Interest cost	127,080	114,352
Expected return on assets	(74,203)	(47,966)
Amortization of actuarial loss	16,099	19,653
Amortization of prior service cost	20,492	45,849

Net periodic pension cost	$242,649	$352,673

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

The actuarial assumptions used in 2003 and 2002 to determine the pension benefits for the Plan were:

Actuarial Assumptions	2003	2002
Weighted average discount rate	5.75%	6.10%
Expected long-term return on Plan assets	8.00%	8.00%
Weighted average rate of increase in compensation levels	5.00%	5.00%

The expected long-term return on plan assets is based upon the long run performance of the S&P 500, which serves as the benchmark for the asset allocation style.

Our pension plan weighted average asset allocations at December 31, 2003 and 2002, by asset category, are as follows:

Asset Allocation	2003	2002
Equity securities	64%	95%
Fixed Income securities	27%	0%
Cash	9%	5%
Total	100%	100%

Our investment strategy has been to emphasize growth over time but also provide current income. Our investments are allocated to Large-Cap Growth stocks, Large-Cap Value stocks, Mid-Cap Value stocks, International stocks, and Fixed Income and cash. The long run asset allocation target is benchmarked to a Style Index, represented by 100% S&P 500 with Dividends.

We expect to contribute $403,651 to the plan in 2004.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2004	2005	2006	2007	2008	Thereafter
$—	220,000	218,073	215,890	213,455	3,651,701

NOTE I—OTHER CURRENT LIABILITIES

Other current liabilities consist of the following as of December 31, 2003 and 2002:

Other Current Liabilities	2003	2002
Scrubgrass plant working capital loan	$2,433,261	$517,112
Scrubgrass plant note payable-current portion (See Note J)	389,535	447,902

TOTAL	$2,822,796	$965,014

The Scrubgrass plant working capital loan represents outstanding borrowings due to the Lessor under a Lessee Working Capital Loan Agreement. Under the terms of this agreement, which expires in December 2008, Buzzard may borrow up to $4 million for the ongoing working capital requirements of the Scrubgrass plant. Buzzard paid interest on the outstanding borrowings under this agreement at LIBOR plus 1.25% during 2003 and 2002 (2.41% as of December 31, 2003 and ranged from 2.35% to 2.69% during 2003 and 2.63% to 3.12% during 2002).

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

NOTE J—SECURED PROMISSORY NOTES PAYABLE AND OTHER BORROWINGS

Secured promissory notes payable and other borrowings as of December 31, 2003 and 2002 consist of:

Secured Promissory Notes Payable and Other Borrowings	2003	2002
Scrubgrass plant note payable (See Note I)	$—	$389,535
Sunnyside plant obligations (See Note A)	583,030	583,030
Arclight Note Payable, net of debt discount and accrued interest	3,700,000	—
Accrued interest expense, added to principal balance	216,160	—

TOTAL	$4,499,190	$972,565

The Scrubgrass plant note payable represents an installment obligation that was incurred as part of the Lessor’s debt restructuring in December 1995, when Buzzard extended the term of certain current liabilities through 2004. Buzzard paid interest on the outstanding borrowings under the Scrubgrass plant note payable at LIBOR plus 1.25% (2.42% as of December 31, 2003 and ranging from 2.17% to 2.98% during 2003 and 2.63% to 3.12% during 2002). The scheduled aggregate annual repayment for the Scrubgrass plant note payable is $389,535 in 2004.

The ArcLight Loan—In September 2003, we secured a $3,700,000 loan from ArcLight. The principal note carries an interest rate of 20%. Any unpaid interest that has accrued on the 15th of each month shall be capitalized and added to the balance of the note.

We are only required to make payments to the extent that we receive distributions from Scrubgrass with the exception of making at least one payment in any 24 month period. We are prohibited from incurring additional debt at the EPC Corporation subsidiary. Additionally, we are required to provide ArcLight with financial statements and other related information in a timely manner, for which we are paid and annual management fee of $75,000.

Distributions from Scrubgrass are held by an agent bank, J.P. Morgan. Payments are made first to any outstanding interest, second to fees to the agent bank, third to the management fee to us, and fourth to the outstanding principal.

In relation to the ArcLight loan, we granted participation rights to share in 50% of the distributions from Buzzard after the $3,700,000 loan and any accrued interest is repaid and after we receive an additional $1,400,000 in distributions. This right terminates on December 31, 2012.

We are required to use all of the distributions from Buzzard to repay this loan and are only required to make payments when we receive distributions. However, we are required to make at least one payment in a 24 month period. We are also required to provide ArcLight with financial statements. We are prohibited from incurring additional debt at EPC Corporation, our wholly owned subsidiary. We are in full compliance with our covenants.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

NOTE K—INCOME TAXES

Income tax expense consists of the following for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
ANALYSIS INCOME TAX (BENEFIT) EXPENSE
Current
Federal	$(320,211)	$511,380	$788,843
State	187,905	248,627	480,186

Total current tax (benefit) expense	$(132,306)	$760,007	$1,269,029
Deferred
Federal	$127,553	$135,910	$90,530
State	(21,172)	(38,642)	13,895

Total deferred tax expense	106,381	97,268	104,425

TOTAL INCOME TAX (BENEFIT) EXPENSE	$(25,925)	$857,274	$1,373,454

Income taxes paid during the years ended December 31, 2003, 2002 and 2001 amounted to $656,930, $1,172,127, and $855,363, respectively.

The reconciliation between the actual income tax expense and the income tax expense computed by applying the statutory federal income tax rate to the income before income taxes for the years ended December 31, 2003, 2002 and 2001 is as follows:

	2003	2002	2001
RECONCILIATION OF TAX (BENEFIT) EXPENSE
Federal tax (benefit) expense at 34%	$(384,368)	$678,523	$1,037,947
State tax expense, net of federal tax benefit	110,044	89,364	320,249
State tax valuation allowance, net of federal tax benefit	—	85,827	8,856
Federal valuation allowance	236,241	—	—
Permanent differences	12,158	3,560	5,141
Other	—	—	1,261

TOTAL INCOME TAX (BENEFIT) EXPENSE	$(25,925)	$857,274	$1,373,454

The components of the net deferred income tax (asset) liability as of December 31, 2003 and 2002 are as follows:

	2003	2002
ANALYSIS OF DEFERRED TAX (ASSET) LIABILITY
Deferred tax assets
Accrued lease expense	$30,572,808	$28,493,722
Deferred tax effect of the sale of the Scrubgrass plant for which the net gain was deferred for financial reporting purposes	770,562	832,238
Capital loss carry forwards	—	99,025
Stocks and warrants	156,577	75,838
Other comprehensive income	213,047	205,199
Pre-acquisition net operating loss carry forward of Microgy	497,285	497,285
Federal NOL & AMT Credits	429,205	—
State net operating loss carry forwards	20,570	94,681

Total deferred tax assets	$32,660,054	$30,297,990

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

	2003	2002
Deferred tax liabilities
Accrued power generation revenue	$30,572,808	$28,493,722
Defined benefit pension plan contribution	234,574	175,163
Licensed technology rights	1,206,832	1,275,712
Other	—	204,339

Total deferred tax liabilities	$32,014,214	$30,148,936
Less: valuation allowances	(645,840)	(227,123)

DEFERRED INCOME TAX LIABILITY, net	$0	$78,071

As of December 31, 2003, we have Federal and state net operating loss carry forwards of $2,276,342 and $1,666,094, respectively, which are available to reduce future taxable income. These net operating loss carry forwards relate to the acquisition of Microgy and expire at various dates through 2020 as well as the Federal net operating loss generated in the current year. Due to the change of ownership provisions in Section 382 of the Internal Revenue Code, our utilization of Microgy’s pre-acquisition net operating loss carry forwards is limited to $367,911 per year.

As of December 31, 2003, we had a $645,840 valuation reserve for the tax benefit of net operating loss carry forwards which may not be realized in the future. We expect that future taxable income would be sufficient to realize the tax benefits of the remaining net operating loss carry forwards.

NOTE L—SHAREHOLDERS’ EQUITY

Stock Options

In November 2001, our Board of Directors and stockholders approved the 2001 Stock Incentive Plan (“the 2001 Plan”), which provides for the award of up to 428,571 shares of common stock to eligible employees, consultants and directors of EPC. Our awards under the 2001 Plan may consist of incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights and other stock awards. The 2001 Plan provides that stock options and similar awards may be issued with exercise periods of up to 10 years and minimum option prices equal to 100 percent of the fair market value of the common stock on the date of grant (110 percent of the fair market value in the case of individuals holding 10% or more of our common stock). During 2003, we granted options for 216,429 shares under the 2001 Plan. As of December 31, 2003, there were 126,863 shares available for grant under the 2001 Plan.

We have reserved 57,857 shares of common stock for issuance upon exercise of stock options which are outstanding or may be granted under our 1993 Director Plan. The options granted under the 1993 Director Plan were principally intended to constitute non-qualified options with an option price of 100 percent of the fair market value of the common stock on the date of the grant. The options vest at the date of grant and expire 10 years from the date of grant. We granted 22,142 shares in 2002 and 2,857 shares in 2001. As of December 31, 2002, the 1993 Director Plan has been terminated and replaced by the 2002 Director Plan.

In July 2002, our Board of Directors and stockholders approved the 2002 Director Option Plan (“the 2002 Plan”), which provides for the award of up to 285,714 shares of common stock to eligible directors of the company. The options granted under the 2002 Plan were principally intended to constitute non-qualified options with an option price of 100 percent of the fair market value of the common stock on the date of the grant. The options vest at the date of grant and expire 10 years from the date of grant. We granted options for 64,285 shares under the 2002 Director Plan during 2003. As of December 31, 2003, there were 207,143 shares available for grant under the 2002 Director Plan.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

During 2003, we granted options for 714,285 shares of common stock to related parties outside of stock plans. During 2002, we granted options for 17,142 shares of common stock to related parties outside of stock plans. These stock options and warrants are discussed in Note O.

Stock option transactions during 2003, 2002 and 2001 are summarized as follows:

Description	Shares	Exercise Price Range
Balance at January 1, 2001	8,571	3.50	11.82
Options Granted	208,124	3.01	21.56
Options Expired or Exercised	(120,791)

Balance at December 31, 2001	95,904	3.01	21.56
Options Granted	155,804	1.40	4.55
Options Expired or Exercised	—

Balance at December 31, 2002	251,708	1.40	21.56
Options Granted	995,000	1.19	12.25
Options Expired or Exercised	(59,285)

Balance at December 31, 2003	1,187,423	1.19	21.56

The following table summarizes information about our options outstanding as of December 31, 2003:

SUMMARY OF OPTIONS	Outstanding			Exercisable
	Shares	Remaining Life	Price	Shares	Price
$0 - $2.94	404,285	7.23	1.82	49,928	2.31
$2.95 - $4.41	152,714	6.71	3.45	106,285	3.32
$4.42 - $5.81	80,428	3.89	5.00	80,428	5.00
$5.82 - $21.56	546,332	6.33	9.00	127,475	9.58

TOTAL	1,183,759	6.52	5.56	358,116	5.80

Dividends

Since December 2000, our Board of Directors has not declared dividends on its common stock. Due to the acquisition of Microgy and anticipated expansion of its business, our Board of Directors has concluded that available cash flows should be redirected to operating and investing activities for the foreseeable future.

Buzzard paid dividends of $5,000 per year to a preferred stockholder during 2003, 2002 and 2001. The preferred stockholder is entitled to cumulative dividends of $5,000 per year and has a liquidation preference to receive $500 per share, plus any cumulative unpaid dividends, prior to the distribution of any remaining assets to common shareholders. There were no dividends in arrears to the preferred stockholder as of December 31, 2003.

Other Equity Transactions

We have outstanding notes receivable from officers and directors for shares purchased in connection with the 1990 Stock Plan and 1993 Director Plan which amounted to $645,948 as of December 31, 2003 and 2002. The notes, which are classified as a reduction of shareholders’ equity, are payable upon demand and bear interest at a floating rate which is payable monthly. The notes are also secured by the shares purchased by the officers and directors.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

NOTE M—COMMITMENTS

Corporate

We are obligated under various non-cancelable operating leases for office space and automotive vehicles. As of December 31, 2003, the future minimum payments due under these leases are as follows:

2004	2005	2006	2007	2008	Thereafter	Total
$110,518	97,671	93,716	13,411	0	0	$315,316

Rent expense for these operating leases was $107,180, $94,758 and $46,800 in 2003, 2002 and 2001, respectively.

We are obligated to make at least one payment in any 24-month period to satisfy the terms of the ArcLight loan, described above. All distributions from Buzzard will be used to repay these obligations. The future minimum principal repayments are:

2004	2005	2006	2007	2008	Thereafter	Total
$1	1	1	1	1	3,699,995	$3,700,000

Scrubgrass Plant

We are obligated under a facility lease related to the Scrubgrass plant. As of December 31, 2003, the estimated minimum lease payments over the remaining 14.5 year base term of the Scrubgrass lease are as follows:

2004	2005	2006	2007	2008	Thereafter	Total
$19,703,000	21,715,000	26,058,000	28,910,000	31,762,000	249,240,000	$345,626,000

Our Scrubgrass plant lease expense was $22,382,152, $25,291,293, and $24,705,813 in 2003, 2002 and 2001, respectively. As discussed in Note A, in addition to scheduled base rent and additional rent payments, the Scrubgrass plant lease expense includes principal, interest and related fees on the Lessor’s debt obligations. Since a portion of the Lessor’s debt obligations have variable interest rates, we has estimated its future minimum lease payments using average interest rates of 3.12% for the tax-exempt bonds and 7.795% for the variable rate term loan.

As discussed in Notes A and B, the Lessor has an interest rate swap arrangement for one of its term debt obligations which is considered a derivative instrument.

We have also been assigned various long-term non-cancelable obligations under contractual agreements for fuel handling and excavation, limestone supply, and waste disposal. The contractual terms are generally for 5 to 15 years and provide for renewal options. The estimated future minimum payments due under these non-cancelable obligations at December 31, 2003 are as follows (See Note A):

2004	2005	2006	2007	2008	Thereafter	Total
$2,433,000	2,513,000	2,599,000	2,687,000	2,385,000	8,687,000	$21,304,000

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

NOTE N—DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Our financial instruments primarily consist of cash and cash equivalents, restricted cash, receivable from utility, accounts payable, Lessee working capital loan, short-term debt obligations and long-term debt obligations. As of December 31, 2003 and 2002, the carrying amounts for cash and cash equivalents, restricted cash, receivable from utility, accounts payable, Lessee working capital loan and short-term debt obligations approximate fair value because of the short maturity of these instruments. As of December 31, 2003 and 2002, the carrying amounts for the long-term debt obligations also approximate fair value because 93% of such obligations or $139,287,000 incur interest at variable rates or quoted bond rates. The remainder of our long-term debt obligations of $6,268,163 and $3,700,000 mature in 2005 and 2012, respectively, and bear interest rates of 7.6725% and 20%, respectively.

NOTE O—RELATED PARTY TRANSACTIONS

In September 2001, we paid $150,000 to George Kast, previously a Principal Microgy Shareholder, a principal shareholder of EPC and Director, in full satisfaction of a pre-acquisition Microgy obligation.

On September 14, 2001, we borrowed $750,000 from Alco Financial Services, LLC (“Alco”). Robert Weisberg, a Director of Environmental Power, Corp. is the President, Director and a member of Alco. The loan was evidenced by a one-year promissory note that bears interest at the prime rate plus 3.5%. We also pay an administrative fee of 0.6% per month and paid a commitment fee of $7,500 to secure the loan. In connection with the loan, we granted Alco five year warrants to purchase 7,142 shares of common stock at $4.20 per share. During 2003, we recognized interest expense and administrative fees of $75,252 for this loan. The loan was fully discharged in September 2003 using proceeds from the ArcLight loan.

In May 2001, we granted Mr. Weisberg five-year options to purchase 14,285 shares of common stock at $3.01 per share. In September 2001, we granted Mr. Weisberg five-year options to purchase 50,000 shares of common stock at $5.04 per share. The options were issued in exchange for Mr. Weisberg’s services performed for EPC. We reported the fair value of the securities granted to Mr. Weisberg as stock-based compensation in our general and administrative expenses for 2001. The fair value of the securities granted to Alco, along with the commitment fee and related legal expenses were reported as deferred financing costs and were amortized over the initial term of the loan.

On May 2, 2002, Benjamin Brant, a former director of EPC and a former officer of our Microgy subsidiary, granted to EPC a transferable one-year option to purchase 257,498 shares of his Common Stock at $2.45 per share. EPC is required to exercise the option to purchase at least 48,980 of such shares by specified times. To the extent any portion of the option expires unexercised, Mr. Brant would grant EPC a transferable right of first refusal for the underlying shares for a 12 month period beginning upon expiration of the option. Mr. Brant also agreed to deliver an additional 28,216 shares of his Common Stock to EPC in satisfaction of an obligation in the amount of $69,129 to Microgy by a company of which Mr. Brant is a principal. Mr. Brant had previously guaranteed this obligation to Microgy under a June 2001 agreement. Mr. Brant also agreed to a 24 month standstill whereby an additional 107,580 shares of his Common Stock would not be sold into the public markets.

On May 3, 2002, EPC exercised the option to purchase 17,142 shares of Mr. Brant’s Common Stock by a cash payment of $42,000. On May 3, 2002, Mr. Brant also delivered 28,216 shares of his Common Stock to EPC in full satisfaction of the obligation to Microgy described in the previous paragraph. On May 17, 2002, EPC exercised the option to purchase 2,894 shares of Mr. Brant’s Common Stock by a cash payment of $7,091. As of March 5, 2003 EPC had exercised the option to purchase 100% of the required 48,979 shares. The shares acquired by the Company from Mr. Brant are being held as treasury shares, reducing the outstanding Common Stock.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

On May 22, 2002, EPC granted Madison Power a ten-year option to purchase 14,285 shares of common stock at $4.06 per share. Edward Chapman, a Senior Vice President of EPC, is an owner of Madison Power. The options were issued in exchange for Mr. Chapman’s services prior to joining EPC as an employee. We recorded a $49,707 expense related to these options.

On June 12, 2003 we granted August Schumacher 7,143 options to purchase shares of common stock in lieu of cash compensation for services rendered as a Director of the company. No compensation expense was recorded since the fair value of the options was below the exercise price.

On June 23, 2003, we granted 14,285 shares of stock to Jeffrey Dasovich, an employee of the company, in lieu of cash compensation for services rendered between June 23, 2003 and September 1, 2003. We recorded a compensation expense of based on the closing share price of $2.03 on that day or a total of $29,000 for these options.

On July 3, 2003, we granted 714,285 options to purchase shares of common stock to Kamlesh Tejwani, President and Chief Executive Officer, as part of his compensation package. 357,142 vest on April 3, 2004 at an exercise price of $1.75 per option. 178,751 vest on January 3, 2005 at an exercise price of $7.00 per option. The remaining options vest on January 3, 2006 at an exercise price of $10.50 per option. No compensation expense was recorded since the fair value of the options was below the exercise price.

On July 29, 2003, we granted 89,286 shares of stock (over a five-month period) and 128,571 options to purchase shares of common stock to Steven Wildstein for consulting services rendered. The options vest over a six-month period at exercise prices ranging from $3.50 to $10.50 per option. These shares and options resulted in a 2003 compensation expense of $559,073. Additional compensation expense will be recorded in 2004.

On July 29, 2003 and September 9, 2003, we granted Richard Steubi, 7,142 and 5,714 shares of stock, respectively, for services rendered. Mr. Steubi is President of Next Wave Energy, a consulting firm focused on renewable and alternative energy. These options were recorded as a $66,200 expense.

On August 8, 2003 we issued 2,263 shares of stock each to August Schumacher, Robert Weisberg, Jessie Knight Jr., and Peter Blampied, respectively. These shares were issued in lieu of cash compensation for services rendered as Directors of the company. The aggregate compensation expense recorded was $27,243 based upon the closing share price of $3.01 on the day of issue.

On October 29, 2003 we issued 4,300 shares of stock to various employees of the company as part of their incentive compensation. We recorded a $31,595 compensation expense for these shares of stock.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

NOTE P—SEGMENT INFORMATION

We manage and evaluate its operations in two reportable business segments: Scrubgrass plant and Microgy. These segments have been classified separately by the chief operating decision maker because of the different technologies used in the generation of energy and the future growth prospects of those technologies. Our reportable business segments, which are described in Note A, follow the same significant accounting policies discussed in Note B. Financial data for reportable business segments is as follows:

SEGMENT INFORMATION (UNAUDITED)	Scrubgrass Project	Microgy	All Other Segments	Consolidated
Year Ended December 31, 2001
Power generation revenues	53,518,000	—	—	53,518,000
Interest income	40,969	215	37,019	78,203
Interest expense	164,252	—	21,295	185,547
Depreciation and amortization	339,049	85,446	16,915	441,410
Amortization of deferred gain	—	—	308,410	308,410
Sunnyside settlement and liability releases	—	—	1,781,940	1,781,940
Capital expenditures	—	—	232,691	232,691
Pre-tax income (loss)	3,027,625	(492,008)	517,168	3,052,785
Identifiable assets	76,358,553	8,668,675	539,018	85,566,246
Year Ended December 31, 2002
Power generation revenues	54,983,934	—	—	54,983,934
Interest income	22,607	—	24,860	47,467
Interest expense	78,964	—	62,562	141,526
Depreciation and amortization	312,747	194,055	37,994	544,796
Amortization of deferred gain	—	—	308,411	308,411
Sale of NOx emission credits	2,428,200	—	—	2,428,200
Capital expenditures	—	—	50,533	50,533
Pre-tax income (loss)	2,046,172	(2,586,146)	2,535,631	1,995,657
Identifiable assets	83,106,156	8,415,600	1,436,143	92,957,899
Year Ended December 31, 2003
Power generation revenues	53,364,615	—	—	53,364,615
Interest income	16,185	—	14,967	31,152
Interest expense	53,400	—	298,355	351,755
Depreciation and amortization	283,868	194,565	16,922	495,355
Amortization of deferred gain	—	—	308,411	308,411
Capital expenditures	—	—	7,739	7,739
Pre-tax income (loss)	1,854,433	(1,718,108)	(1,140,409)	(1,004,084)
Identifiable assets	93,205,799	8,634,334	1,314,235	103,154,368

There were no transactions between reportable business segments. Excluding reportable business segments, we had income from the settlement of the Sunnyside Project litigation, general corporate assets and operating activities for its corporate office. General corporate assets primarily consist of cash and equivalents, office equipment, prepaid expenses and a deferred income tax asset. Since the Sunnyside Project is no longer an operating business, this income was not included in a reportable business segment and therefore is included in “Other” in the table above.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

NOTE Q—SELECTED UNAUDITED QUARTERLY FINANCIAL RESULTS

The following tables set forth certain unaudited quarterly data of the Company for each of the quarters since January 2002. This information has been prepared on the same basis as the annual financial statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with the annual financial statements and the notes thereto included elsewhere in this document. The quarterly operating results are not necessarily indicative of future results of operations. See “Factors That May Affect Future Results and Financial Condition—Historical Net Losses; Variability of Quarterly Results.”

	Quarters Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
POWER GENERATION REVENUES	$14,535,334	$12,553,759	$11,923,173	$14,352,349
OPERATING (LOSS) INCOME	$2,336,502	$(1,559,834)	$(1,197,130)	$(573,050)
NET (LOSS) INCOME	$1,149,468	$(801,958)	$(748,392)	$(577,277)
EARNINGS (LOSS) PER COMMON SHARE
Basic	$0.37	$(0.26)	$(0.21)	$(0.17)
Diluted	$0.37	$(0.26)	$(0.21)	$(0.17)

	Quarters Ended
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
POWER GENERATION REVENUES	$14,113,256	$11,977,205	$14,683,232	$14,210,241
OPERATING INCOME (LOSS)	$691,293	$(2,897,634)	$1,875,891	$(316,731)
NET INCOME (LOSS)	$1,766,650	$(1,742,507)	$875,839	$238,401
EARNINGS (LOSS) PER COMMON SHARE:
Basic	$0.61	$(0.61)	$0.30	$0.08
Diluted	$0.61	$(0.61)	$0.30	$0.08

NOTE R—SUBSEQUENT EVENT (REVERSE STOCK SPLIT)

On November 19, 2004, the shareholders of the Company approved a 1-for-7 reverse stock split, which was effective on November 30, 2004. All share and per share information presented has been restated to reflect this reverse split. The Company has also restated common stock at par value and additional paid in capital to reflect the stock split.

Environmental Power Corporation and Subsidiaries

Condensed Consolidated Balance Sheets

as of September 30, 2004 (unaudited) and December 31, 2003

	September 30, 2004	December 31, 2003
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,518,469	1,444,870
Restricted cash	1,528,208	1,554,308
Receivables	16,362,907	13,063,529
Fuel inventory	762,588	485,021
Other current assets	211,544	194,104

TOTAL CURRENT ASSETS	20,383,716	16,741,832

PROPERTY, PLANT AND EQUIPMENT, NET	353,818	435,516
LEASE RIGHTS, NET	1,751,742	1,863,495
ACCRUED POWER GENERATION REVENUES	76,920,953	75,314,725
GOODWILL	4,912,866	4,912,866
UNRECOGNIZED PRIOR PENSION SERVICE COST	241,427	241,427
LICENSED TECHNOLOGY RIGHTS, NET	3,117,671	3,256,796
OTHER ASSETS	373,794	387,711

TOTAL ASSETS	108,055,987	103,154,368

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	9,862,468	10,042,990
Working capital loan	2,221,000	2,433,261
Other current liabilities	—	389,535

TOTAL CURRENT LIABILITIES	12,083,468	12,865,786

DEFERRED GAIN, NET	3,623,825	3,855,133
SECURED PROMISSORY NOTES PAYABLE AND OTHER BORROWINGS	4,046,189	4,499,190
ACCRUED LEASE EXPENSES	76,920,953	75,314,725

TOTAL LIABILITIES	96,674,435	96,534,834

SHAREHOLDERS’ EQUITY:
Preferred Stock (1)	—	—
Preferred Stock (2)	100	100
Common Stock (3)	49,610	38,948
Additional paid-in capital	14,843,253	9,304,817
Accumulated deficit	(3,709,904)	(1,368,166)
Accumulated other comprehensive loss	(324,815)	(324,815)

	10,858,244	7,650,884

Treasury stock (4)	(385,402)	(385,402)
Deferred compensation	1,554,658	—
Notes receivable from officers and board members	(645,948)	(645,948)

TOTAL SHAREHOLDERS’ EQUITY	11,381,552	6,619,534

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	108,055,987	103,154,368

(1)	$.01 par value; 2,000,000 shares authorized, no shares issued.
(2)	preferred stock of subsidiary, no par value, 10 shares authorized; 10 shares issued as of September 30, 2004 and December 31, 2003, respectively
(3)	$.01 par value; 21,400,000 shares authorized; 4,960,994 issued and 4,872,564 outstanding as of September 30 2004; 7,142,857 authorized, 3,894,821 issued and 3,806,391 outstanding as of December 31, 2003
(4)	88,430 shares at cost, as of September 30, 2004 and December 31, 2003

See Notes to Consolidated Financial Statements.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Operations (unaudited)

for the Three and Nine Months Ended September 30, 2003 and September 30, 2004

	3 Months Ended September 30, 2004	3 Months Ended September 30, 2003	9 Months Ended September 30, 2004	9 Months Ended September 30, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES
Power Generation Revenues	15,101,828	11,923,173	41,043,102	39,012,266
Product Sales	1,670,306	—	1,670,306	—
TOTAL REVENUES	16,772,134	11,923,173	42,713,408	39,012,266

COSTS AND EXPENSES:
Buzzard
Operating expenses (1)	7,042,739	6,020,393	22,527,867	19,669,118
Lease expenses (2)	4,759,717	4,755,927	14,373,121	14,439,348
Microgy
Cost of goods sold	1,670,306	—	1,670,306	—
General and administrative (3)	1,490,555	2,220,126	4,366,980	4,437,517
Non-cash compensation	(450,572)	—	1,987,737	515,410
Depreciation and amortization	111,499	123,857	356,844	371,337

TOTAL COSTS AND EXPENSES	14,624,245	13,120,303	45,282,855	39,432,730

OPERATING INCOME	2,147,889	(1,197,130)	(2,569,447)	(420,464)

OTHER INCOME (EXPENSE):
Interest income	13,763	14,263	30,436	21,465
Interest expense	(180,805)	(89,043)	(567,869)	(136,467)
Amortization of deferred gain	77,103	77,102	231,308	231,308
Other income (expense)	—	(6,265)	—	1,620

TOTAL OTHER INCOME (EXPENSE)	(89,939)	(3,943)	(306,125)	117,926

INCOME BEFORE INCOME TAXES	2,057,950	(1,201,073)	(2,875,572)	(302,538)

INCOME TAX EXPENSE (BENEFIT)	(305,195)	(452,681)	(537,584)	98,345

NET INCOME (LOSS)	2,363,144	(748,392)	(2,337,988)	(400,883)

PREFERRED SECURITIES DIVIDEND REQUIREMENTS OF SUBSIDIARY	$(1,250)	$(1,250)	$(3,750)	$(3,750)
INCOME AVAILABLE TO COMMON SHAREHOLDERS	2,361,894	(749,642)	(2,341,738)	(404,633)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	4,871,477	3,481,939	4,367,363	3,238,449
Diluted	5,287,504	3,481,939	4,367,363	3,238,449

EARNINGS PER COMMON SHARE
Basic	$0.48	$(0.22)	$(0.53)	$(0.12)
Diluted	$0.44	$(0.22)	$(0.53)	$(0.12)

(1)	Operating expenses include fuel costs, maintenance costs, plant labor costs, operator costs, and other costs.
(2)	Lease expenses include principal, interest payments, equity rents, additional rents, and accrued lease expenses.
(3)	General and administrative expenses include labor expenses, travel & entertainment expenses, insurance costs, and professional service fees.

See Notes to Consolidated Financial Statements

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (unaudited)

for Nine Months Ended September 30, 2003 and September 30, 2004

	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(2,337,988)	(400,883)

Adjustments to reconcile net income to net cash used for operating activities:
Depreciation and amortization	356,844	371,337
Deferred income taxes	—	78,826
Amortization of deferred gain	(231,308)	(231,308)
Interest expense, accrued and added to balance of borrowing	171,187	—
Non-cash, stock based compensation expense	1,987,737	515,410
Accrued power generation revenues	(1,606,228)	(3,841,299)
Accrued lease expenses	1,606,228	3,841,299
Changes in operating assets and liabilities:
Increase in receivables	(3,299,378)	(2,660,629)
Increase in fuel inventory	(277,567)	—
Increase in other current assets	(17,440)	(142,783)
Increase in other assets	(5,287)	(198)
Decrease in accounts payable and accrued expenses	(180,522)	(1,201,894)
Decrease in other current liabilities	(389,535)	—

Net cash used for operating activities	(4,223,257)	(3,672,122)

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase (decrease) in restricted cash	26,100	(782,415)
Property, plant and equipment expenditures	(5,064)	(7,269)

Net cash (used for) provided by investing activities	21,036	(789,684)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend payments on preferred stock of subsidiary	(3,750)	(3,750)
Private placement of common stock	5,068,019	718,000
Borrowings (repayments) under secured promissory note payable	(624,188)	3,755,500
Repurchase of treasury stock	—	(21,273)
Repayment of secured promissory note payable	—	(750,000)
Exercise of stock options	48,000	—
Net borrowings (repayments) under working capital loan	(212,261)	2,382,531

Net cash provided by financing activities	4,275,820	6,081,008

INCREASE IN CASH AND CASH EQUIVALENTS	73,599	1,619,202

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,444,870	734,743

CASH AND CASH EQUIVALENTS, END OF PERIOD	1,518,469	2,353,945

See Notes to Consolidated Financial Statements.

Notes to Condensed Consolidated Financial Statements

NOTE A—BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements of Environmental Power Corporation (“EPC”) and our subsidiaries have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. On November 19, 2004, the Company’s shareholders approved a seven for one reverse stock split. The Company has retroactively restated all historical share and per share information in the accompanying condensed consolidated financial statements and footnotes. The accompanying condensed consolidated financial statements as of and for the periods ended September 30, 2004, have also been restated for the item discussed in Note J. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of results to be expected for the year ending December 31, 2004. For further information, refer to the consolidated financial statements and footnotes included in our Annual Report on Form 10-K for the year ended December 31, 2003.

NOTE B—EARNINGS PER COMMON SHARE

We compute basic earnings per share by dividing net income (loss) for the period by the weighted average number of shares of common stock outstanding during the period. We compute our diluted earnings per common share using the treasury stock method. For purposes of calculating diluted earnings per share, we consider our shares issuable in connection with stock options to be dilutive common stock equivalents when the exercise price is less than the average market price of our common stock for the period. We excluded 1,140,237 anti-dilutive common stock equivalents from the calculation of diluted earnings per share for the nine months ended September 30, 2004, and 511,047 and 724,618 anti-dilutive common stock equivalents from the calculation of diluted earnings per share for the three and nine months ended September 30, 2003. The following table outlines the calculation of basic earnings per share and diluted earnings per share for the nine and three months ended September 30, 2004 and 2003.

Earnings Per Share	Three Months Ended		Nine Months Ended
	9/30/2004	9/30/2003	9/30/2004	9/30/2003
Income (Loss) available to shareholders	$2,363,144	$(748,392)	$(2,337,988)	$(400,883)
Dividends to preferred stockholders	(1,250)	(1,250)	(3,750)	(3,750)
Earnings (Numerator)	$2,361,894	$(749,642)	$(2,341,738)	$(404,633)
Basic Shares (Denominator)	4,871,477	3,481,939	4,367,363	3,238,449

Basic EPS	$0.48	$(0.22)	$(0.53)	$(0.12)

Assumed exercise of dilutive stock options	416,027	—	—	—
Diluted Shares	5,287,504	3,481,939	4,367,363	3,238,449

Diluted EPS	$0.44	$(0.22)	$(0.53)	$(0.12)

NOTE C—STOCK OPTIONS AND STOCK-BASED COMPENSATION

We have elected to account for stock options in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” which uses the intrinsic value method of accounting. Accordingly, the Company has not recognized compensation expense for the fair value of its stock-based awards in its condensed consolidated statements of operations.

We account for non-employee stock compensation under SFAS 123 and EITF 96-18. We record the compensation expense over the period of service at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The fair value of the options or warrants is calculated using a Black-Scholes option model.

Notes to Condensed Consolidated Financial Statements—(Continued)

During the three months ended September 30, 2004, no options or warrants were issued. During the nine months ended September 30, 2004, we issued 288,571 options under the 2001 Stock Incentive Plan, 57,142 options under the 2002 Director Option Plan, and 945,671 options and warrants outside of any plan. During the nine months ended September 30, 2003, we issued 216,428 options under the 2001 Stock Incentive Plan and 64,286 options under the 2002 Director Option Plan.

We issued 142,857 performance-based options each to Joseph E. Cresci, Chairman, and Donald A Livingston, Executive Vice President, as part of their executive compensation packages that also included a reduction in their base salaries to $225,000 each. In March 2004, we reduced the options granted to Kam Tejwani, Chief Executive Officer by 142,857 and amended his remaining options to have performance-based vesting criteria, including raising additional equity. There is no future liability related to this transaction. After the successful completion of the 2004 Private Placement, 402,857 of Mr. Tejwani’s options vested. The 142,857 options of Mr. Cresci and the 142,857 options of Mr. Livingston vested completely on September 23, 2004 upon the successful completion of specific milestones related to the development of our Microgy subsidiary.

Because there is uncertainty regarding several key assumptions that are required to value performance-based options, including vesting, stock price, volatility, and discount rate, we apply variable accounting treatment to these options. When options vest or if it is highly likely that they will vest, we expense the options based upon the current stock price. These options are re-evaluated quarterly.

We recorded a $450,572 of stock-based compensation income in the three months ended September 30, 2004 and stock based compensation expense of $1,987,737 for the nine months ended September 30, 2004. The following table shows the composition of the non-cash, stock-based compensation.

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
Stock & option grants to non-employees	$22,741	$249,715
Stock grants to employees	29,087	63,022
Option (income) expense related to performance-based options	(502,400)	1,675,000

Total non-cash stock-based compensation	$(450,572)	$1,987,737

Notes to Condensed Consolidated Financial Statements—(Continued)

The following table reflects pro forma net income and earnings per share had the Company elected to record expense for employee stock options under Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock Based Compensation.”

	3 Months Ended		9 Months Ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Fair Market Per Share	$4.06	$1.61	$4.06	$1.33

Assumptions
Risk-free rate of return	2.00%	4.04%	2.00%	4.39%
Volatility	111.00%	118.80%	111.00%	81.83%
Expected annual dividend yield	0.00%	0%	0%	0%
Option Life (years)	5	10	5	9

Compensation expense under the intrinsic value method	$(450,572)	$—	$1,987,737	$515,410
Net income (loss) available to common shareholders	2,361,894	(749,642)	(2,341,738)	(404,633)
Additional compensation expense under SFAS 123, net of taxes	431,246	19,190	769,175	3,505

Net income (loss) available to common shareholders under SFAS 123	$1,930,648	$(768,832)	$(3,110,913)	$(408,138)

Basic EPS, as reported	$0.48	$(0.22)	$(0.53)	$(0.12)
Basic EPS, under SFAS 123	$0.39	$(0.22)	$(0.71)	$(0.13)
Diluted EPS, as reported	$0.44	$(0.22)	$(0.53)	$(0.12)
Diluted EPS, under SFAS 123	$0.36	$(0.22)	$(0.71)	$(0.13)

NOTE D—GOODWILL AND INTANGIBLE ASSETS

Intangible assets are recorded at cost and consist of licensed technology rights and goodwill. Licensed technology rights are being amortized using the straight-line method over a useful life of 20 years. Goodwill represents the excess of cost over the fair value of tangible and identifiable intangible assets and liabilities acquired in a business combination and is not being amortized pursuant to SFAS No. 142 “Goodwill and Other Intangible Assets.”

Accumulated amortization of licensed technology rights was $592,329 as of September 30, 2004 and $453,204 as of December 31, 2003. Amortization expense for licensed technology rights was $46,375 and $139,125 for the three and nine months ended September 30, 2004, respectively. The future estimated amortization expense for licensed technology rights is as follows:

2004 Remaining	2005	2006	2007	2008	Thereafter	Total
$46,375	185,500	185,500	185,500	185,500	2,329,296	$3,117,671

NOTE E—RECENT ACCOUNTING PRONOUNCEMENTS

In January and December 2003, the FASB issued FASB Interpretation No. 46 (FIN 46) and No. 46, revised (FIN 46R), “Consolidation of Variable Interest Entities.” These statements, which address perceived weaknesses in accounting for entities commonly known as special-purpose or off-balance-sheet, require consolidation of

Notes to Condensed Consolidated Financial Statements—(Continued)

certain interests or arrangements by virtue of holding a controlling financial interest in such entities. On January 1, 2004 we adopted FIN 46R. Adoption of this new method of accounting for variable interest entities did not have a material impact on our consolidated results of operations and financial position.

NOTE F—RETIREMENT PLAN

Net Periodic Benefit Costs—Our net periodic pension costs are comprised of the following components:

Net Periodic Pension Cost	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
Service cost	144,103	114,886
Interest cost	89,147	95,310
Expected return on assets	(83,196)	(55,652)
Amortization of prior service cost	12,074	12,074
Amortization of actuarial loss	14,687	15,369

Net periodic pension cost	176,814	181,987

Plan Assets—Pension costs and cash funding requirements are expected to increase in future years. The following table sets out the market value of out retirement plan as of September 30, 2004 and December 31, 2003.

Pension Assets	September 30, 2004	December 31, 2003
Equity securities	$865,793	$892,632
Fixed income securities	425,918	382,239
Cash	141,326	110,725

Total	$1,433,037	$1,385,596

Employer Contributions—We made no contributions to the pension plan in the first or second quarter of 2004. In the third quarter we made total contributions of $403,401, comprised of $29,901 in cash and the officer notes, with a face value of $597,000. This contribution is normally prohibited and requires an exemption from the Department of Labor. Management, based upon the advice of counsel, expected the transaction to be approved.

On December 13, 2004, the Department of Labor notified us that they would not approve this transaction. We have 90 days from that date to make the required contribution of $373,500. We expect to make the contribution, either in cash or in a combination of cash and shares of our common stock, within the 90-day period. Please see Note J, below.

Notes to Condensed Consolidated Financial Statements—(Continued)

NOTE G—LONG TERM LIABILITIES

Long Term Liabilities & Commitments

The following table shows all of our long term liabilities and commitments:

	2004	2005	2006	2007	2008	Thereafter	Total
Non-cancelable operating leases	$55,259	97,671	93,716	13,411	—	—	$260,057
ArcLight loan (1)	$—	1	1	1	1	3,463,155	$3,463,159
Scrubgrass facility lease	$4,925,750	21,715,000	26,058,000	28,910,000	29,390,000	219,850,000	$330,848,750
Non-cancelable fuel agreements	$608,250	2,513,000	2,599,000	2,687,000	2,385,000	8,687,000	$19,479,250
TOTAL	$5,589,259	24,325,672	28,750,717	31,610,412	31,775,001	232,000,155	$354,051,216

(1)	All distributions from Scrubgrass will be used to repay the loan. We are only required to make principal repayments when we receive distributions. However, we are required to make at least one principal payment in any 24-month period. We have satisfied this requirement for the next 24 months.

EPC Corporation Debt Obligations—On September 4, 2003, we entered into a Note Purchase Agreement with Crystal Creek Coalpower Funding, LLC, an affiliate of ArcLight Energy Partners Fund I, L.P., referred to as ArcLight, pursuant to which our subsidiary, EPC Corporation, which holds as its sole asset the stock of Buzzard, agreed to issue and sell to ArcLight up to $5,400,000 original principal amount of its 20.0% Senior Secured Notes due December 31, 2012, consisting of Note A in the original principal amount of $3,700,000 and Note B in the original principal amount of $1,700,000. ArcLight purchased Note A on September 4, 2003, as a result of which EPC Corporation received gross proceeds of $3.7 million. We do not expect ArcLight to purchase Note B. The aggregate minimum principal and interest to be paid by EPC Corporation on Note A over the term of Note A is $4.8 million. Distributions from Scrubgrass are held by an agent bank, J.P. Morgan. Payments are made first to any outstanding interest, second to fees to the agent bank, third to the management fee to us, and fourth to the outstanding principal. Distributions from Scrubgrass are required to be used to repay Note A. After it is paid in full, we will keep the next $1.4 million of distributions. Thereafter, future distributions will be shared equally through December 31, 2012. Any unpaid interest that has accrued on the 15th of each month shall be added to the balance of the note.

We are only required to make payments to the extent that we receive distributions from Scrubgrass with the exception of making at least one payment in any 24 month period. We are prohibited from incurring additional debt at the EPC Corporation subsidiary level. Additionally, we are required to provide ArcLight with financial statements and other related information in a timely manner, for which we are paid an annual management fee of $75,000. We are in full compliance with our covenants.

The following table describes our debt obligations as of September 30, 2004 and December 31, 2003:

Long Term Debt Obligations	September 30, 2004	December 31, 2003
Sunnyside plant obligations	$583,030	$583,030
Arclight Note Payable	3,463,159	3,916,160

TOTAL	$4,046,189	$4,499,190

Notes to Condensed Consolidated Financial Statements—(Continued)

Scrubgrass Debt Obligations—Buzzard and the lessor have various debt obligations related to Scrubgrass. Under the terms of the Scrubgrass lease, Buzzard is required to pay the principal, interest and fees for the lessor’s debt obligations as a base lease payment. As such, Buzzard is committed to pay all of the Scrubgrass debt obligations as either a debt or lease obligation. Scrubgrass had the following debt obligations as of September 30, 2004 and December 31, 2003:

Description of the Obligation	Balance at September 30, 2004	Balance at December 31, 2003	Interest Rate
Buzzard’s lease obligations (maturity):
Tax-exempt bonds (2012)	135,600,000	135,600,000	Quoted Bond Rates
Swap rate term loan (2005)	5,031,165	6,268,163	7.6725%
Variable rate term loan (2004)	0	3,687,000	LIBOR + 1.250%

Buzzard’s debt obligations (maturity):
Variable rate term loan (2004)	0	389,535	LIBOR + 1.250%
Working capital loan (2008)	2,221,000	2,433,261	LIBOR + 1.250%

Because we are not required to fund Buzzard’s operating losses, including payments to lease obligations, or otherwise invest further from sources outside of the Scrubgrass plant, Buzzard’s lease obligations for the lessor’s debt are not reported in our consolidated financial statements. As these debt obligations mature, they will be billed by the lessor to Buzzard and reported as a lease expense in our consolidated financial statements.

Notes Receivable from Officers—We have outstanding notes receivable from officers and directors for shares purchased in connection with stock option plans which amounted to $645,948 as of September 30, 2004 and December 31, 2003, respectively. These notes, secured by the underlying shares of stock, are payable upon demand and bear interest at a floating rate which is payable monthly. In accordance with company policy and applicable law, we no longer make loans to our officers or directors.

Sunnyside Contingent Obligations—We had contingent obligations of $1,218,078 on our consolidated balance sheet as of December 31, 2000. The contingent obligations were principally expenses for the sale of Sunnyside which were payable upon collection of certain obligations from the purchasers of Sunnyside. On April 10, 2001, we received aggregate proceeds of $1,500,000 from the purchasers of Sunnyside and resolved litigation by executing a Binding Settlement Agreement. In this agreement, we were formally released from contingent obligations of $177,962. We have also been released by the statute of limitations or the terms of the underlying agreements from additional contingent obligations of $457,086. We reported the settlement proceeds of $1,500,000 and the released liabilities of $635,048 as other income in our consolidated financial statements for 2001.

Because of the terms of this settlement agreement, which terms represented a substantial compromise of our previous claims against the purchasers of Sunnyside, we are presently considering our rights and obligations with respect to the remaining contingent obligations of $583,030. The unsettled contingent obligations will remain recorded in our consolidated financial statements until the statute of limitations for any legal action runs out after 2004.

Notes to Condensed Consolidated Financial Statements—(Continued)

NOTE H—SEGMENT INFORMATION

We manage and evaluate our operations in two reportable business segments: the Scrubgrass project (Buzzard) and Microgy. “All Other Segments” is comprised of corporate items that are not directly tied to either operating entity. These segments have been classified separately because of the different technologies used in the generation of energy and the future growth prospects of the businesses. Financial data for reportable business segments is as follows:

SEGMENT INFORMATION (UNAUDITED)	Buzzard	Microgy	All Other Segments	Consolidated
Nine Months Ended September 30, 2003
Revenues	39,012,266	—	—	39,012,266
Interest Income	11,957	—	9,508	21,465
Interest Expense	(33,582)	—	(102,885)	(136,467)
Depreciation and Amortization	212,895	146,019	12,423	371,337
Amortization of Deferred Gain	—	—	231,308	231,308
Capital Expenditures	—	—	7,269	7,269
Pre-tax income	1,975,975	(1,233,585)	(1,044,928)	(302,538)
Identifiable Assets	90,339,682	8,627,094	2,673,583	101,640,359

Three Months Ended September 30, 2003
Revenues	11,923,173	—	(0)	11,923,173
Interest Income	11,957	—	2,306	14,263
Interest Expense	(33,582)	—	(55,461)	(89,043)
Depreciation and Amortization	70,965	48,546	4,346	123,857
Amortization of Deferred Gain	—	—	77,102	77,102
Capital Expenditures	—	—	9,019	9,019
Pre-tax income (loss)	(46,189)	(427,720)	(727,164)	(1,201,073)
Identifiable Assets	90,339,682	8,627,094	2,673,583	101,640,359

Nine Months Ended September 30, 2004
Revenues	41,043,102	1,670,306	—	42,713,408
Interest Income	12,269	—	18,167	30,436
Interest Expense	(29,320)	—	(538,549)	(567,869)
Depreciation and Amortization	198,166	144,756	13,922	356,844
Amortization of Deferred Gain	—	—	231,308	231,308
Capital Expenditures	—	—	5,064	5,064
Pre-tax income (loss)	1,641,987	(1,730,706)	(2,786,853)	(2,875,572)
Identifiable Assets	96,347,026	10,178,173	1,530,788	108,055,987

Three Months Ended September 30, 2004
Revenues	15,101,828	1,670,306	—	16,772,134
Interest Income	5,832	—	7,931	13,763
Interest Expense	(48,251)	—	(132,554)	(180,805)
Depreciation and Amortization	59,247	47,535	4,717	111,499
Amortization of Deferred Gain	—	—	77,103	77,103
Capital Expenditures	—	—	10,128	10,128
Pre-tax income (loss)	2,706,555	(725,726)	77,121	2,057,950
Identifiable Assets	96,347,026	10,178,173	1,530,788	108,055,987

Notes to Condensed Consolidated Financial Statements—(Continued)

NOTE I—PRIVATE PLACEMENT

On May 19, 2004 we successfully completed a private placement of securities, raising $5,640,000 in gross proceeds. We issued 1,007,143 shares of common stock and warrants to purchase 503,571 shares of common stock as a result of this private placement. The proceeds have been allocated to the common stock and warrants based on relative fair values. The value assigned to the warrants is included in paid in capital in the balance sheet as of September 30, 2004.

We were required to register all the securities by September 19, 2004. Since the registration statement did not go effective on that date, we were required to pay a penalty equal to 1% of the gross proceeds received for each month that the securities remain un-registered. The payment can be in cash or in the issuance of additional shares whose value would equal 1% of the gross proceeds for each month. We have elected to pay this penalty in cash and expect to pay more penalties until the registration statement goes effective.

NOTE J—SUBSEQUENT EVENT (UNWINDING OF NOTE CONTRIBUTION TO PENSION PLAN)

As detailed in Note F, we received notification from the Department of Labor on December 13, 2004 that it would not approve the contribution of the officer notes into the pension plan. We had made this contribution on September 15, 2004 and reflected this transaction as a reduction in accrued pension obligation of $373,500, a reduction on officer notes receivable of $597,000, and an income statement charge of $223,873.

As a result of the Department of Labor’s notification, we have unwound this transaction and the above mentioned accounting and restated previously issued September 30, 2004 financials. We have also accrued for interest and penalties of $93,950.

The following table summarizes the impact of these transactions.

	Nine Months	Three Months	Adjustments	Nine Months	Three Months
	Ended September 30, 2004			Ended September 30, 2004
Total Assets	108,055,987	108,055,987	—	108,055,987	108,055,987
Total Equity	11,849,002	11,849,002	(467,450)	11,381,552	11,381,552
Net Income	(2,467,911)	2,233,221	129,923	(2,337,988)	2,363,144

NOTE K—SUBSEQUENT EVENT (REVERSE STOCK SPLIT)

On November 19, 2004, our shareholders approved a 1-for-seven reverse stock-split, which was effective on November 30, 2004. The authorized common shares were decreased from 150 million shares to 21.4 million shares. We have retroactively restated all historical share and per share information in the accompanying consolidated financial statements and footnotes. We have also restated common stock at par value and additional paid in capital to reflect the stock split.

2,500,000 Shares

Common Stock

PROSPECTUS

Ladenburg Thalmann & Co. Inc.

February 2, 2005